                           OFFER TO PURCHASE FOR CASH
    ALL OUTSTANDING SHARES OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK
                                       OF

                         HERBALIFE INTERNATIONAL, INC.
                                       BY

                        MH MILLENNIUM ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                           MH MILLENNIUM HOLDINGS LLC
                                      FOR

                              $17.00 NET PER SHARE

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
                                     TIME,
           ON FRIDAY, OCTOBER 15, 1999, UNLESS THE OFFER IS EXTENDED.

    THIS OFFER IS BEING MADE IN ACCORDANCE WITH AN AGREEMENT AND PLAN OF MERGER (THE "MERGER AGREEMENT"), DATED AS OF SEPTEMBER 13, 1999, AMONG HERBALIFE INTERNATIONAL, INC. (THE "COMPANY" OR "HERBALIFE"), MH MILLENNIUM HOLDINGS LLC (THE "PARENT"), MH MILLENNIUM ACQUISITION CORP. (THE "PURCHASER"), THE COMPANY'S FOUNDER, CHIEF EXECUTIVE OFFICER, PRESIDENT AND CHAIRMAN OF THE BOARD, MARK HUGHES ("MR. HUGHES") AND THE MARK HUGHES FAMILY TRUST.

    THE BOARD OF DIRECTORS OF THE COMPANY, HAVING RECEIVED THE RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD CONSISTING SOLELY OF INDEPENDENT DIRECTORS, (1) HAS UNANIMOUSLY (WITH MR. HUGHES ABSTAINING) APPROVED THE MERGER AGREEMENT AND RESOLVED THAT THE OFFER, THE MERGER, AND THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE PUBLIC STOCKHOLDERS (AS DEFINED) AND (2) HAS RECOMMENDED THAT THE PUBLIC STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN RESPONSE TO THE OFFER.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION TIME OF THE OFFER AT LEAST A MAJORITY OF THE SHARES OF CLASS A COMMON STOCK AND AT LEAST A MAJORITY OF THE SHARES OF CLASS B COMMON STOCK OUTSTANDING AS OF SEPTEMBER 13, 1999, EXCLUDING SHARES OWNED BY THE CONTINUING STOCKHOLDER (AS DEFINED), AND (2) OBTAINING FINANCING FOR THE OFFER AND RELATED TRANSACTIONS.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERIT OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                   IMPORTANT

    Any stockholder who wishes to tender Shares should either (i) complete and sign a Letter of Transmittal (or a facsimile of one) in accordance with the instructions set forth in the Letter of Transmittal and mail or deliver it, together with the certificate(s) representing the tendered Shares and any other required documents, to the Depositary named on the back cover of this Offer to Purchase or (ii) tender the Shares using the procedures for book-entry transfer described in Section 3. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee if the stockholder wishes to tender Shares.

    Any stockholder who wishes to tender Shares but whose certificates are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender the Shares by following the procedures for guaranteed delivery described in Section 3.

    Questions and requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal, or other tender offer materials, may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover. Holders of Shares may also contact brokers, dealers or banks for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials.

                            ------------------------

                      The Dealer Manager for the Offer is:
                          DONALDSON, LUFKIN & JENRETTE
September 17, 1999

                               TABLE OF CONTENTS

INTRODUCTION.....................................................       1
SPECIAL FACTORS..................................................       3
     Background of the Offer and the Merger......................       3
     Recommendation of the Special Committee and the Board of
     Directors; Fairness of the Offer and the Merger.............      10
     Opinion of Financial Advisor to the Special Committee.......      14
     Purposes of the Offer and the Merger........................      19
     Position of the Purchaser As to the Fairness of the Offer
     and the Merger..............................................      19
     Certain Effects of the Offer and the Merger.................      20
     Interests of Certain Persons................................      20
     Description of DECS Securities..............................      23
     Conduct of Herbalife's Business After the Offer and the
     Merger......................................................      23
     Certain Financial Projections...............................      24
     Certain Litigation..........................................      25
     Certain Federal Income Tax Consequences.....................      25
     Description of Ownership of Herbalife Before and After the
     Offer and the Merger........................................      26
THE TENDER OFFER.................................................      26
 1.  Terms of the Offer..........................................      26
 2.  Acceptance for Payment and Payment for Shares...............      28
 3.  Procedures for Tendering Shares.............................      29
 4.  Withdrawal Rights...........................................      31
 5.  Conditions of the Offer.....................................      32
 6.  Price Range of Shares.......................................      33
 7.  Certain Information Concerning the Company..................      34
 8.  Certain Information Concerning the Purchaser and the
     Parent......................................................      36
 9.  Financing of the Offer and the Merger.......................      36
10.  The Merger Agreement........................................      37
11.  Dividends and Distributions.................................      46
12.  Certain Legal Matters; Regulatory Approvals.................      46
13.  Certain Transactions........................................      47
14.  Recent Purchases of Company Securities......................      49
15.  Fees and Expenses...........................................      50
16.  Miscellaneous...............................................      50
SCHEDULE I  Certain Information Concerning Parent, Purchaser and      I-1
  Mr. Hughes.....................................................
SCHEDULE II Directors and Executive Officers of the Company......    II-1
SCHEDULE III Financial Statements of the Company.................   III-1
ANNEX A Agreement and Plan of Merger.............................     A-1
ANNEX B Opinion of Bear, Stearns & Co. Inc.......................     B-1
ANNEX C Text of Sections 92A.300 through 92A.500 of the Nevada        C-1
  Revised Statutes...............................................

TO THE HOLDERS OF CLASS A COMMON STOCK AND CLASS B COMMON
STOCK OF HERBALIFE INTERNATIONAL, INC.:

                                  INTRODUCTION

     MH Millennium Acquisition Corp., a Nevada corporation (the "Purchaser"), which is wholly owned by MH Millennium Holdings LLC, a Delaware limited liability company (the "Parent"), hereby offers (the "Offer") to purchase all the outstanding shares of Class A Common Stock, par value $.01 per share (the "Class A Shares") and Class B Common Stock, par value $.01 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of Herbalife International, Inc., a Nevada corporation (the "Company" or "Herbalife"), for $17.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which terms and conditions constitute the "Offer Documents"). The Offer will expire at 12:00 Midnight, New York City time, on October 15, 1999 (the "Expiration Time") unless the Offer is extended.

     The Offer is being made in accordance with an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 13, 1999, among the Company, the Parent, the Purchaser, the Company's founder, Chief Executive Officer, President and Chairman of the Board, Mark Hughes ("Mr. Hughes", and together with entities controlled and beneficially owned by him, directly and indirectly, the "Continuing Stockholder") and the Mark Hughes Family Trust (the "Family Trust"). Mr. Hughes and the Family Trust, which directly and indirectly own all of the common stock of the Purchaser, have guaranteed all of the Parent's and the Purchaser's obligations under the Merger Agreement. Mr. Hughes has also agreed not to tender in response to the Offer any of the Shares of the Company beneficially owned by the Continuing Stockholder and to ensure that none of the Shares beneficially owned by the Continuing Stockholder will be cancelled for cash in the Merger (as defined below).

     The Offer is conditioned upon, among other things, (i) there being tendered and not withdrawn prior to the Expiration Time at least a majority of the Class A Shares and at least a majority of the Class B Shares outstanding as of September 13, 1999, excluding Shares owned by the Continuing Stockholder (the "Minimum Condition"), and (ii) the Financing Condition (as defined in Section 5) having been satisfied. The Minimum Condition is not waivable by the Purchaser or the Parent without the consent of the Company, acting through a Special Committee of the Board of Directors consisting solely of independent directors (the "Special Committee").

     If the Minimum Condition is met and the Offer is consummated, the Purchaser and the Parent will, subject to certain conditions, cause the Purchaser to be merged with the Company (the "Merger") in a transaction in which the Company will be the surviving corporation, the Continuing Stockholder will own all of the stock of the surviving corporation, and the stockholders of the Company other than the Continuing Stockholder (the "Public Stockholders") will receive $17.00 per Share in cash (unless particular stockholders elect to exercise dissenters' rights with respect to their Shares as provided by the Merger Agreement and as described in Section 10 of this Offer to Purchase). If the Minimum Condition is not met and not waived by the Company, then the Purchaser is not obligated or permitted under the Merger Agreement to consummate the Offer or the Merger. The Offer is also subject to other conditions described in
Section 5.

     Mr. Hughes currently owns 5,396,000 Class A Shares, representing 54% of the outstanding Class A Shares, and 10,792,002 Class B Shares, representing 58% of the outstanding Class B Shares. On September 13, 1999, the Continuing Stockholder acted by written consent (the "Stockholder Consent") to approve and adopt the Merger Agreement and the Merger.

     The purpose of the Offer and the Merger is to enable the Continuing Stockholder to acquire all the Shares that the Continuing Stockholder does not already own. However, as noted above, the Purchaser has agreed that it may not consummate the Offer or the Merger unless the Minimum Condition is satisfied or waived. Therefore, even though the Continuing Stockholder currently owns a sufficient number of Shares to approve the Merger without the vote or approval of any other stockholders, and has already executed the

Stockholder Consent, neither the Merger nor the Offer may be consummated unless the Minimum Condition is satisfied or waived.

     In connection with the Offer and the Merger, Public Stockholders are entitled to exercise dissenters' rights. See Section 10.

     Tendering stockholders will not be required to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes as a result of the sale of Shares to the Purchaser in response to the Offer.

     Any tendering stockholder who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to a required backup Federal income tax withholding of 31% of the gross proceeds payable to the stockholder or another payee pursuant to the Offer. See Section 3. The Purchaser will pay all charges and expenses of U.S. Stock Transfer Corporation, as Depositary (the "Depositary"), and D.F. King & Co., Inc. as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 15.

     THE BOARD OF DIRECTORS OF THE COMPANY, HAVING RECEIVED THE RECOMMENDATION OF THE SPECIAL COMMITTEE, (1) HAS UNANIMOUSLY (WITH MR. HUGHES ABSTAINING) APPROVED THE MERGER AGREEMENT AND RESOLVED THAT THE OFFER, THE MERGER, AND THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE PUBLIC STOCKHOLDERS AND (2) HAS RECOMMENDED THAT THE PUBLIC STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN RESPONSE TO THE OFFER.

     Bear, Stearns & Co. Inc. ("Bear Stearns"), financial advisor to the Special Committee, has delivered to the Special Committee its written opinion to the effect that, as of the date of the Merger Agreement, the consideration to be received in the Offer and the Merger is fair, from a financial point of view, to the Public Stockholders. The full text of the written opinion of Bear Stearns containing the assumptions made, the matters considered and the scope of the opinion is included in this Offer to Purchase as Annex B. Stockholders are urged to read the Bear Stearns opinion in its entirety.

     THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER AND THE MERGER

     During 1998, Herbalife experienced a significant deterioration in its stock market valuation. This began in July 1998 and continued during August, September and October 1998. Herbalife's Class A Shares and Class B Shares, which traded as high as $29 and $27 1/4 per share, respectively, in May and March of 1998, traded at prices as low as $7 1/2 and $6 in October 1998. Valuations have since increased, but only to levels that remain significantly below the market valuations experienced during the first half of 1998. On September 13, 1999, the last trading day prior to the announcement of the execution of the Merger Agreement, the closing sale prices for Herbalife's Class A Shares and Class B Shares were $12 and $9 5/32 per share, respectively.

     Following the decline in the Company's stock price in the second half of 1998, Mr. Hughes and the other senior executives of Herbalife began to consider preliminarily strategic alternatives for Herbalife in view of Herbalife's unsatisfactory stock market performance. Senior executives of Herbalife considered that Herbalife would have greater flexibility as a private company to invest in the future of Herbalife, particularly given the longer term pay-off anticipated from investments in new geographic and product markets. Among other things, senior executives of Herbalife considered that certain of the markets that Herbalife is in the process of opening, such as China and India, will require a substantially greater lead-time and investment in infrastructure than countries opened by Herbalife in the past. The Indian market, which Herbalife has been preparing to open since 1995, is expected to be open in the fourth quarter of 1999. The Chinese market, which Herbalife has been preparing to open since 1997, awaits finalization of marketing and manufacturing plans and is not expected to be open until late in the year 2000 or early in 2001. In addition, Herbalife senior executives considered that new markets, such as China and India, might be less likely to deliver the rapid growth historically experienced in many new markets, such as Japan. These types of investments may require significant up-front expenditures, the benefits of which may not be apparent in Herbalife's financial results until significantly later periods. The senior executives of Herbalife considered that, as a public company, Herbalife would have less flexibility to make long-term investments such as these.

     Beginning in September 1998, senior executives of Herbalife and Mr. Hughes began to have preliminary communications with several investment banking firms concerning possible alternatives to increase shareholder value. Certain of these firms addressed the advantages and disadvantages of various capital-markets transactions, including a going private transaction, a leveraged recapitalization transaction financed in part by a private equity sponsor and a "Dutch auction" self-tender by Herbalife. Based on the discussions with these investment banks and the factors discussed above, Mr. Hughes and Herbalife's senior management determined that a going private transaction was superior to the other alternatives in terms of enhancing shareholder value. From September 1998 through March 1999, senior executives of Herbalife interviewed several investment banking firms to obtain their views concerning the advisability of, and their qualifications to advise senior executives of Herbalife on the structuring and financing of, such a transaction. In addition, during this period senior executives of Herbalife met with a representative of one private equity sponsor firm. Representatives of Donaldson, Lufkin & Jenrette Securities Corporation ("Donaldson, Lufkin & Jenrette") were first interviewed on March 31, 1999. At that time and in subsequent meetings and conversations, representatives of Donaldson, Lufkin & Jenrette provided preliminary views concerning the feasibility and financing of a going private transaction, as well as other possible transaction structures. On April 23, 1999, Herbalife formally engaged Donaldson, Lufkin & Jenrette to advise Herbalife and to arrange for the financing for a possible transaction. Such engagement did not include a request to render, and Donaldson, Lufkin & Jenrette has not at any time rendered, an opinion with respect to the fairness of any price proposed in connection with the going private transaction.

     In the fourth quarter of 1998, senior executives of Herbalife began work on a multi-year business plan containing certain projections of future operating performance, which was completed in January 1999. A principal feature of the plan was a projected sales growth rate of 5% per year starting in the year 2000. See "-- Certain Financial Projections." In addition, Herbalife and its legal, accounting and tax advisors also began considering structures for a going private transaction. In particular, Herbalife and its tax advisors began to consider a number of structures for obtaining the necessary financing while minimizing Herbalife's worldwide effective tax rate. Following its engagement, Donaldson, Lufkin & Jenrette began to assist Herbalife and its advisors to address structuring issues.

     In addition, immediately following its engagement, Donaldson, Lufkin & Jenrette began its "due diligence" review of Herbalife, including financial, business and legal information requested by Donaldson, Lufkin & Jenrette and provided by Herbalife. In particular, Herbalife provided its multi-year business plan to Donaldson, Lufkin & Jenrette. On April 26, 1999, Donaldson, Lufkin & Jenrette met with representatives of Herbalife to receive general presentations regarding Herbalife's business. In addition, legal counsel for Donaldson, Lufkin & Jenrette commenced a legal due diligence review. This review involved written requests for information, on-site inspections of documents at Herbalife's headquarters and telephone conferences with representatives of, and advisors to, Herbalife worldwide.

     In May and June of 1999, Herbalife continued to provide Donaldson, Lufkin & Jenrette with financial and business information and its legal counsel with legal information. In addition, during this period various structural aspects of the transaction were considered in detail. As they were considered, each of these aspects of the transaction was analyzed in relation to the multi-year business plan. These included further analysis of the optimal structure of third party indebtedness from the point of view of minimizing Herbalife's worldwide effective tax rate, the degree of benefit to Herbalife if recapitalization accounting treatment for the transaction were available, the treatment of minority interests in Herbalife's Japanese subsidiary and the nature and extent of Herbalife's senior executives' continuing equity participation in Herbalife after any transaction. In particular, senior executives of Herbalife formulated the general terms of the new stock option plan. See "-- Interests of Certain Persons -- New Stock Option Plan." Herbalife's senior executives and Donaldson, Lufkin & Jenrette also continued discussions regarding the expected uses of proceeds in the transaction. In particular, senior executives of Herbalife informed Donaldson, Lufkin & Jenrette that as part of any proposal, Mr. Hughes indicated that he would seek a significant amount of personal liquidity in connection with the transaction, plus an additional amount to enable him to satisfy (through companies he controls) his obligations to DECS Trust III. Mr. Hughes' concern about personal liquidity was based upon his belief that, as a private company with significant debt-service obligations, he expected that his ability to receive dividends on his common stock, which historically have been significant, would be extremely limited. In addition, any such proposal would include this amount in view of the lack of liquidity he would have in his investment in Herbalife if it became a private company. Mr. Hughes informed Donaldson, Lufkin & Jenrette that this amount (not including the amount needed to satisfy the obligations to DECS Trust III) would be $125 million. Representatives of Deloitte & Touche, which provided the tax advice to Mr. Hughes and Herbalife in connection with the transaction, proposed that these sums should be provided to Mr. Hughes in the form of loans from Herbalife to one or more entities owned by Mr. Hughes to be made at the closing of any transaction. The terms of these loans are described in "-- Interests of Certain Persons -- The Board of Directors."

     At a meeting on June 7, 1999, Mr. Hughes and his tax advisors began consideration of the structure of the loans to Mr. Hughes.

     Donaldson, Lufkin & Jenrette advised the senior executives of Herbalife that a cash price of $12.50 per Share in the going private transaction should be proposed. Mr. Hughes and Herbalife's senior executives concluded that $12.50 per Share would be a fair price to offer to Herbalife's stockholders.

     In late June and early July 1999, senior executives of Herbalife, in consultation with Herbalife's tax and legal advisors, finalized the terms of the proposed loans to a limited liability company controlled and beneficially owned by Mr. Hughes. These terms included securing the $125 million loan with the investments anticipated to be purchased using the proceeds from that loan, and having Mr. Hughes personally guarantee the $66 million loan.

     On July 8, 1999, at a special meeting of the Board of Directors, Mr. Hughes delivered to the Board of Directors a proposal to pursue an acquisition of Herbalife in a going private transaction. This proposal expressed the interest of Mr. Hughes in acquiring 100% ownership of Herbalife through companies he controls. In particular, the proposal provided that all stockholders of Herbalife other than Mr. Hughes would be entitled to receive $12.50 in cash for each Share owned by them and that all stock options held by Herbalife option holders, excluding those held by Mr. Hughes, would be accelerated as to vesting and would be canceled in exchange for cash payments equal to the difference, if any, between $12.50 a Share and the exercise price of the options, multiplied by the number of Shares subject to such options. On July 8, 1999, the $12.50 offer price represented a 17% and 45% premium to the closing prices of the Class A Shares and Class B Shares, respectively. Mr. Hughes' proposal included the same proposed price per Share for each of the Company's two classes of Shares as a result of provisions in Herbalife's charter requiring an identical price in specified transactions as well as fiduciary duty considerations. In addition, the proposal provided that an entity controlled by Mr. Hughes would receive two loans from Herbalife totaling approximately $191 million and that certain members of Herbalife's senior management would participate in a new stock option plan, for which shares representing approximately 16.5% of the post-transaction fully diluted equity of Herbalife would be reserved for future issuance. In making his proposal, Mr. Hughes stated that he had no intention of selling any of his Shares. Mr. Hughes' proposal was accompanied by a draft form of merger agreement.

     At the special meeting, Mr. Michael E. Rosen, a member of the Board of Directors and Herbalife's Executive Vice President and Chief Executive Corporate Marketing and Corporate Development, explained the proposal. Because Mr. Hughes and certain other members of the Board of Directors would have a continuing financial interest in any transaction arising out of the proposal, the Board of Directors established an independent Special Committee of the Board of Directors. The Special Committee was given exclusive authority to evaluate, negotiate and decide whether or not to engage in the transaction (which was initially proposed as a one-step long-form merger) and certain related transactions. Messrs. Edward Hall and Christopher Miner, members of the Board of Directors with significant business and financial experience, were named as the members of the Special Committee. These two directors were chosen because neither of them had a conflict of interest in relation to the proposed transaction. The Board of Directors authorized the Special Committee to establish such procedures, review such information and engage such financial advisors and legal counsel as it deemed necessary to fully and adequately make determinations about Mr. Hughes' proposal and to accept the proposal, reject the proposal, or seek to negotiate with Mr. Hughes regarding the terms of the proposed transaction, and to fulfill its other duties.

     At the special meeting of the Board of Directors, Mr. Hughes delivered a letter from Donaldson, Lufkin & Jenrette to Herbalife dated July 7, 1999, to the effect that, based on information provided to Donaldson, Lufkin & Jenrette to that date, subject to certain conditions, it was highly confident that the financing needed for the proposed transaction could be arranged.

     Also, a representative of Deloitte & Touche LLP ("Deloitte & Touche") present at the special meeting described the general tax and accounting aspects of the proposal, and representatives of Irell & Manella LLP (the legal advisor to the Company and Mr. Hughes) present at the special meeting described the Board of Directors' fiduciary duties in relation to the proposal.

     On July 12, 1999, the Special Committee engaged Latham & Watkins as its legal counsel to advise the Special Committee regarding its duties in response to the proposal. The Special Committee and Latham & Watkins discussed on several occasions the procedures to be followed in analyzing the proposal and any other offers from Mr. Hughes or others to acquire Herbalife. Latham & Watkins advised the Special Committee concerning the Special Committee's legal responsibilities and the legal principles applicable to, and the legal consequences of, actions taken by the Special Committee with respect to the proposal and any other offers from Mr. Hughes.

     The Special Committee provided to Latham & Watkins the draft merger agreement provided to the Board of Directors at the July 8, 1999 meeting, together with the other documents provided at such meeting.

     Beginning on July 13, 1999, Latham & Watkins submitted requests for legal documents to Irell & Manella LLP, which were also given to Herbalife. Over the next few weeks, Herbalife provided the documents requested, including the multi-year business plan referred to above.

     On July 21, 1999, after having interviewed several nationally recognized investment banking firms, the Special Committee engaged Bear Stearns to serve as its financial advisor for the purpose of advising the Special Committee and assisting the Special Committee in any negotiations with Mr. Hughes and if necessary, delivering a fairness opinion to the Special Committee in connection with the proposed transaction. On July 21, 1999, the Special Committee instructed Bear Stearns to commence its investigation and analysis of the value of Herbalife and the proposal of Mr. Hughes. Thereafter, Bear Stearns submitted to the Company its requests for business and financial information.

     On behalf of the Special Committee, Latham & Watkins requested that Herbalife provide members of the Special Committee with compensation for serving on the Special Committee. By unanimous written consent dated July 23, 1999, the Herbalife Board of Directors approved compensation for the Special Committee in recognition of the added efforts and time they would need to expend during their assignment. The terms of this compensation are described under "-- Interests of Certain Persons -- The Board of Directors."

     During the period from July 21, 1999 to August 11, 1999, Bear Stearns reviewed financial and other information concerning Herbalife, including Herbalife's audited and interim financial statements, Herbalife's multi-year financial model, and other information concerning Herbalife described below in "-- Opinion of Financial Advisor to the Special Committee." Bear Stearns also met with members of Herbalife's management on several occasions.

     On July 28, 1999, the Special Committee met with Herbalife's senior executives, Bear Stearns, Donaldson, Lufkin & Jenrette, Irell & Manella LLP and Latham & Watkins to receive presentations from Herbalife's senior executives about the proposed transaction and Herbalife's business, prospects, financial position and financial statements. In addition, management of Herbalife presented Herbalife's multi-year business plan, which included projections of future operating performance.

     On July 30, 1999, Bear Stearns and Latham & Watkins met with Mr. Hughes to discuss his views of Herbalife's business and prospects and his reasons for proposing the transaction. Representatives of Donaldson, Lufkin & Jenrette and Irell & Manella LLP were also present at the meeting.

     On August 5, 1999, Bear Stearns met with Herbalife's Chief Financial Officer and certain members of the finance department for a more detailed review of various aspects of Herbalife's historical and projected financial performance. With respect to projections, Bear Stearns and the Company's representatives discussed in detail the assumptions used in the preparation of the projections, as well as alternative assumptions that management had also considered at the time the projections were prepared.

     On August 10, 1999, the Special Committee held a telephonic meeting at which Bear Stearns and Latham & Watkins participated. At the meeting, representatives of Bear Stearns presented the preliminary conclusions of their valuation analysis to the members of the Special Committee. The representatives of Bear Stearns indicated that, based on the information that they had received to date, they would be unable to recommend that Bear Stearns' valuation committee approve the issuance of a fairness opinion at the proposed $12.50 merger price. In addition, representatives of Latham & Watkins reviewed the other proposed terms of the transaction with the Special Committee and concluded that they could not recommend that the Special Committee accept the terms and conditions offered in the initial proposal. The Special Committee determined that, before taking action to reject the initial proposal, Mr. Hughes should be given the opportunity to further explain his proposal to the Special Committee.

     Accordingly, that same day, the members of the Special Committee participated in a teleconference call with representatives of Herbalife, Donaldson, Lufkin & Jenrette, Irell & Manella LLP, Bear Stearns and Latham & Watkins. In this conference call, Donaldson, Lufkin & Jenrette and Irell & Manella LLP provided additional information to the Special Committee and its advisors regarding Mr. Hughes' views as to the fairness of the proposed transaction.

     On August 11, 1999, the Special Committee held a further telephonic meeting at which Bear Stearns and Latham & Watkins participated. The views expressed on the previous day's conference call were discussed in detail. Bear Stearns and Latham & Watkins both indicated that their views as to the fairness of the proposed transaction had not been materially altered as a result of the previous conference call. After further discussion, the Special Committee voted unanimously to reject Mr. Hughes' initial proposal, and directed the Special Committee's advisors to communicate the rejection to Mr. Hughes' advisors.

     On August 12, 1999, the Special Committee delivered a letter to Mr. Hughes stating that it had consulted with its legal and financial advisors and on August 11, 1999 had resolved to reject Mr. Hughes' initial proposal. Prior to delivering the letter, Bear Stearns and Latham & Watkins informed Donaldson, Lufkin & Jenrette and Irell & Manella LLP that the Special Committee rejected the proposal based on the insufficient value of the proposal and the terms of the draft merger agreement supplied with Mr. Hughes' July 8, 1999 proposal. Bear Stearns and Latham & Watkins indicated that the Special Committee's view was that, given the inadequacy of Mr. Hughes' proposal, negotiations on that proposal would not be productive.

     On August 12, 1999, Mr. Hughes delivered a letter to the Special Committee requesting additional information regarding the reasons for the Special Committee's rejection.

     On August 13, 1999, senior executives of Herbalife, together with representatives of Donaldson, Lufkin & Jenrette and Bear Stearns as well as Latham & Watkins and Irell & Manella LLP, participated in a telephonic conference call during which the reasons for the Special Committee's rejection of Mr. Hughes' offer were described in greater detail. During this call, the Special Committee's advisors generally described their approach to analyzing the fairness of Mr. Hughes' initial proposal. From a financial standpoint, Bear Stearns discussed broadly the valuation methods that it employed in reaching its conclusion that the proposed offer price was inadequate. From a legal standpoint, Latham & Watkins indicated that the Special Committee objected to several aspects of the merger agreement, including the lack of a meaningful public stockholder voice in the approval of the transaction, the absence of dissenters' rights, the lack of financing commitments, terms governing the payment and reimbursement of expenses, the inclusion of a "material adverse change" condition in Mr. Hughes' favor, the extensive nature of the proposed representations and warranties from Herbalife to Mr. Hughes, and certain other provisions. Bear Stearns and Latham & Watkins indicated that, on the basis of the foregoing financial and legal analyses, the Special Committee had concluded that Mr. Hughes' initial offer should be rejected. Neither the Special Committee nor its advisors offered to Mr. Hughes a counter-proposal or indicated what price they believed would be acceptable.

     Between August 13, 1999 and August 19, 1999, senior executives of Herbalife discussed possible responses to the Special Committee's action with its financial and legal advisors. In particular, the senior executives consulted with Donaldson, Lufkin & Jenrette regarding possibly raising the price per share to be offered in the proposal. Mr. Hughes consulted with his advisors and considered the views expressed by Bear Stearns on the August 13, 1999 telephonic conference call. On August 18, 1999, a representative of Donaldson, Lufkin & Jenrette informed a representative of Bear Stearns that Mr. Hughes might be willing to offer a price of $14.50 to $15.00 per share, and also address substantially all of the legal concerns the Special Committee had expressed in regard to the proposed merger agreement. On August 19, 1999, a representative of Donaldson, Lufkin & Jenrette received an indication from a representative of Bear Stearns that the Special Committee might be willing to consider an offer in the $15.00 per share price range as a basis for commencement of discussions, but that such a price was probably below the price that the Special Committee considered acceptable by a significant amount. The representative from Donaldson, Lufkin & Jenrette acknowledged that a $15.00 offer might not be sufficient for the Special Committee, but that his understanding from Mr. Hughes was that he was unwilling at that time to offer significantly more than $15.00 per share.

     On August 19, 1999, Mr. Hughes delivered a letter to the Special Committee that offered a price of $15.00 per share and indicated that he believed he would be able to meet a majority of the Special Committee's concerns regarding the other terms of the proposed merger agreement. In addition, Mr. Hughes' letter invited the Special Committee and its advisors to meet with Mr. Hughes and his advisors so that details of his proposal and the basis for his belief in its fairness could be discussed.

     On August 20, 1999, Bear Stearns informed Donaldson, Lufkin & Jenrette that it believed that the Special Committee would not accept the offer contained in Mr. Hughes' August 19th letter. On August 24, 1999, Bear Stearns and Donaldson, Lufkin & Jenrette, as well as Latham & Watkins and Irell & Manella LLP, participated in a telephonic conference call to discuss further valuation and legal issues. A representative of Irell & Manella LLP described possible modifications to the merger agreement to address concerns previously articulated by the Special Committee. Principally, the representative indicated a willingness of Mr. Hughes to condition the proposed transaction on obtaining a "majority of the minority" vote in favor of the merger, as well as Mr. Hughes' willingness to grant dissenters' rights, even though dissenters' rights would not otherwise be available under Nevada corporate law. In addition, the representative indicated that Mr. Hughes might be willing to eliminate the condition in the merger agreement that there be no material adverse change in Herbalife's business, on the assumption that there would be a financing condition to consummation of the proposed transaction. Mr. Hughes' advisors indicated that Mr. Hughes was unwilling to remove the financing condition, and was unwilling to provide financing commitments. Advisors to the Special Committee expressed concern about the lack of financing commitments, especially in light of the significant loans proposed to be made to Mr. Hughes at closing, and the effect that these loans may have on the marketability of the financing. Mr. Hughes' advisors indicated that the proposed loans were a fundamental element of Mr. Hughes' willingness to proceed with the transaction, and that Donaldson, Lufkin & Jenrette took the loans into account in issuing their "highly confident" letter. Advisors to the Special Committee also indicated that the Special Committee did not find a commitment for Herbalife to pay all expenses of the proposed transaction in all scenarios to be acceptable and asked for a schedule of expenses incurred and proposed to be incurred in connection with the proposed transaction, which was provided the next day. Advisors to the Special Committee also expressed a concern about the one-step merger structure of the proposal because the possibility of delays would be greater in a merger as compared to a tender offer.

     Following the discussion of legal points, Bear Stearns and Donaldson, Lufkin & Jenrette discussed valuation issues. In particular, Donaldson, Lufkin & Jenrette described the premiums to market implied by Mr. Hughes' current offer. In addition, Donaldson, Lufkin & Jenrette explained that the conditions that may have contributed to the Company's recent stock price performance were unlikely to change in the near term. Donaldson, Lufkin & Jenrette also indicated that there was a limited universe of public companies comparable to Herbalife. Bear Stearns believed that there were several companies that were relevant comparisons to Herbalife and that some of these companies suggested higher valuations for Herbalife. At the conclusion of the call, Bear Stearns and Latham & Watkins indicated that they would discuss the call with the members of the Special Committee and have further discussions with Mr. Hughes' advisors at a later date.

     On August 24, 1999 and again on August 27, 1999, the Special Committee held telephonic meetings at which representatives of Bear Stearns and Latham & Watkins participated. At these meetings, the Special Committee discussed in detail the proposed terms of Mr. Hughes' revised proposal. The Special Committee directed its advisors to continue discussions with Mr. Hughes and his advisors to determine whether Mr. Hughes' revised proposal could be improved further.

     On September 7, 1999, representatives of Herbalife, Bear Stearns, Donaldson, Lufkin & Jenrette, Irell & Manella LLP and Latham & Watkins met to discuss Mr. Hughes' proposal. A representative of Irell & Manella LLP summarized the unresolved legal issues that the Special Committee identified as being particularly significant, including the lack of financing commitments, the requirement that Herbalife pay all expenses of the proposed transaction even if the transaction were not completed, and the structure of the transaction as a merger rather than as a tender offer followed by a merger. A representative of Latham & Watkins described the disadvantages of a merger from the Special Committee's perspective. In particular, he noted that a merger would generally take longer to consummate than a tender offer, resulting in delay and potentially added risk to stockholders that the transaction is not consummated. In addition, a tender offer provided greater flexibility in the timing of raising the financing for the transaction. Irell & Manella LLP and Donaldson, Lufkin & Jenrette indicated that, for the reasons described by the Latham & Watkins representative, Mr. Hughes might be agreeable to a tender offer structure. They also indicated that Mr. Hughes could not accept any transaction which required that he obtain financing commitments (particularly bridge financing commitments) because of the associated expense of obtaining commitments and the potentially onerous terms of bridge financing, but that, under certain circumstances, he might be agreeable to paying a portion of the expenses of a failed transaction. After further discussion, a representative of Donaldson, Lufkin & Jenrette, based on discussions with Mr. Hughes, indicated to Bear Stearns that Mr. Hughes would be willing to consider a final offer of $16.50 per share and possibly agree to a limited expense reimbursement provision, but that he would not compromise on the issue regarding financing commitments. Bear Stearns informed Donaldson, Lufkin & Jenrette that, based on its prior discussions with the Special Committee, it did not believe that such an offer would be acceptable to the Special Committee.

After further discussions among Mr. Hughes and his advisors, Donaldson, Lufkin & Jenrette informed Bear Stearns that Mr. Hughes would be prepared to offer a final price of $17.00 per share and agree to pay up to $2 million of his own expenses (including expenses incurred by Herbalife for his benefit) under certain circumstances. As part of this proposal, Mr. Hughes would not agree to provide financing commitments. In addition, Mr. Hughes' offer indicated a willingness to structure the transaction as a tender offer, if the legal and financial advisors for the Special Committee and Mr. Hughes jointly concluded that a tender offer was preferable from a timing and flexibility standpoint. Donaldson, Lufkin & Jenrette indicated to Bear Stearns that Mr. Hughes had indicated that the $17.00 proposal was absolutely his best and final offer, and that any attempt by the Special Committee or its advisors to seek additional cash consideration would be unacceptable to Mr. Hughes and would seriously affect his willingness to proceed in further negotiations with the Special Committee. Bear Stearns indicated that, based on prior discussions with the Special Committee, Bear Stearns believed that the Special Committee might be receptive to Mr. Hughes' final proposal.

     On September 8, the Special Committee held a telephonic meeting at which representatives of Bear Stearns and Latham & Watkins participated. Bear Stearns and Latham & Watkins updated the Special Committee on the developments at the meeting on September 7, and obtained the Special Committee's authorization to continue negotiations with Mr. Hughes and his advisors.

     Between September 7 and 10, Irell & Manella LLP and Latham & Watkins further negotiated the specific terms of the merger agreement. Revisions agreed upon included the restructuring of the transaction to a cash tender offer, followed by a cash merger.

     On September 10, 1999, Mr. Hughes delivered a letter to the Special Committee setting forth an offer on substantially the same terms outlined in the September 7, 1999 meeting. Herbalife's advisors also delivered a revised draft version of the merger agreement and a revised draft letter from Donaldson, Lufkin & Jenrette as to its confidence that the requisite financing for the transactions could be arranged.

     On September 13, 1999, the Special Committee met in person with representatives of Bear Stearns and Latham & Watkins to consider and vote upon Mr. Hughes' revised proposal. Representatives of Latham & Watkins discussed the duties of the Special Committee members in evaluating the most recent proposal from Mr. Hughes. They reviewed with the Special Committee the history of the process undertaken by the Special Committee to date. In addition, they summarized the terms of the proposed merger agreement, and discussed the concessions that had been made by Mr. Hughes in the terms of the transaction, as compared to what had originally been proposed. Thereafter, representatives of Bear Stearns made a detailed presentation regarding their views and analyses of various aspects of the proposed transaction, the terms of the proposed merger agreement, and other matters. At this meeting, Bear Stearns delivered its written opinion, that, based upon the matters presented to the Special Committee and as set forth in its opinion, as of the date of the opinion, the consideration proposed to be received in the proposed tender offer and merger is fair, from a financial point of view, to the Public Stockholders. After discussion and consideration, the Special Committee unanimously approved the Merger Agreement, determined that the terms of the tender offer and the merger are fair to, and in the best interests of the Public Stockholders, recommended that the Board of Directors approve the Merger Agreement and determined that the Board of Directors should recommend that the Public Stockholders of Herbalife accept the proposed tender offer and tender their Shares pursuant to the proposed tender offer.

     Following the Special Committee meeting, a meeting of the full Board of Directors was convened at the corporate offices of Herbalife. All directors were present except for Mr. Pair, who participated by telephone. In addition, representatives of Donaldson, Lufkin & Jenrette, Irell & Manella LLP and Latham & Watkins were present. Mr. Hall, on behalf of the Special Committee, reported that the Special Committee had resolved to recommend to the Board of Directors that Mr. Hughes' proposal be accepted. He indicated that the Special Committee had received a presentation from Bear Stearns and its written opinion to the effect that the consideration to be received in the proposed tender offer and the proposed merger is fair, from a financial point of view, to the Public Stockholders. He indicated that the Special Committee had also received a presentation from Latham & Watkins on the terms of the proposed agreement and plan of merger, including various provisions that had been negotiated to improve the agreement from the perspective of Public Stockholders. Representatives of Irell & Manella LLP then summarized the terms of the agreement and plan of merger, as finally negotiated with the representatives of the Special Committee, and reviewed with the Board of Directors, draft resolutions relating to the proposed transactions. A representative of Irell & Manella LLP also summarized the fiduciary standard applicable to directors in approving transactions of this nature. A representative of Latham & Watkins then summarized for the full Board of Directors the activities of the Special Committee over the preceding approximately two months, including the numerous meetings and telephone conferences. The representative indicated that, in addition to price, the Special Committee placed importance on several improvements achieved in the terms of the proposal, including among other things (i) the addition of a requirement that a majority of the Class A Shares and a majority of the Class B Shares, other than those owned by Mr. Hughes, be tendered in the proposed tender offer in order for the transaction to proceed; (ii) the inclusion of dissenters' rights, even though not mandated by Nevada corporate law; (iii) the conversion of the merger structure to a cash tender offer to be followed by a cash merger;
(iv) the requirement that Herbalife continue to make regular quarterly dividends and make a special "stub" dividend for the period in which the transactions close; (v) the inclusion of only minimal representations and warranties from Herbalife; (vi) Mr. Hughes' obligation to pay up to $2 million of the expenses incurred by him or on his behalf in the event that the Merger Agreement were to be terminated under specified circumstances; and (vii) the condition in favor of Herbalife that a solvency opinion from an independent valuation expert be delivered at the closing. Donaldson, Lufkin & Jenrette delivered a letter to the Board of Directors dated September 13, 1999 reiterating their confidence that the requisite financing for the transaction could be arranged.

     Following further discussion, there was a motion to approve and adopt the resolutions pertaining to the Merger Agreement and related matters. The resolutions were approved and adopted by the Board of Directors unanimously, with Mr. Hughes abstaining from the vote.

     Immediately following the meeting, Herbalife, Mr. Hughes and his related entities entered into the definitive Merger Agreement, and Herbalife issued a press release announcing that its Board of Directors had accepted Mr. Hughes' proposal and entered into the definitive Merger Agreement.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER AND THE MERGER

  Recommendation of the Special Committee and the Board of Directors

     As described above, the Special Committee has unanimously (a) approved the Merger Agreement and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Public Stockholders; (b) recommended that the Board of Directors approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (c) determined that the Board of Directors should recommend that the Public Stockholders accept the Offer and tender their Shares pursuant to the Offer.

     The Board of Directors has unanimously (a) determined that the terms of the Offer, the Merger and the Merger Agreement are fair to, and in the best interests of, the Public Stockholders; (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (c) recommended that the Public Stockholders accept the Offer and tender their Shares pursuant to the Offer.

  Fairness of the Offer and the Merger

     In recommending approval of the Merger Agreement and the transactions contemplated thereby, and recommending that the Public Stockholders tender their Shares pursuant to the Offer, the Special Committee considered a number of factors, including:

          (i) The results of operations, financial condition, assets, liabilities, business strategy and prospects of the Company and the nature of the industry in which the Company competes. The members of the Special Committee and its advisors also had discussions with members of the Company's management regarding such business, conditions and prospects. In reviewing the Company's business prospects, the Special Committee reviewed the Company's potential international expansion markets, and the signifi cant investment and expense associated with entering those markets. The Special Committee also reviewed the volatility in the Company's financial results in recent periods caused by its dependence on international markets, including Asia, Russia and Latin America;

          (ii) The opinion of Bear Stearns dated September 13, 1999 that, as of the date of such opinion and based upon and subject to certain factors and assumptions stated therein, the consideration to be received in the Offer and the Merger is fair, from a financial point of view, to the Public Stockholders. THE FULL TEXT OF THE BEAR STEARNS OPINION IS ATTACHED AS ANNEX B TO THIS OFFER TO PURCHASE AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO READ THE BEAR STEARNS OPINION IN ITS ENTIRETY, AND TO READ THE DESCRIPTION OF SUCH OPINION UNDER THE CAPTION "-- OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE;"

          (iii) Current and historical market prices and trading history of the Shares, including the relatively low trading volume of the Shares;

          (iv) The relationship of the Offer Price to the current market price and the historical market prices for the Shares and the fact that the Offer Price represents a premium of approximately 42% over the per Share closing price of the Class A Shares and approximately 86% over the per Share closing price of the Class B Shares on September 13, 1999, the last trading day prior to the public announcement of execution of the Merger Agreement. The historical market prices of the Shares during the time the Shares have been publicly traded are deemed relevant because they indicate the arms'-length trading prices of the Shares for that period as determined in the open market;

          (v) The fact that the public float for the Shares consists of only approximately 46% of the outstanding Class A Shares and 42% of the outstanding Class B Shares. Because of the limited float and relatively low trading volume in the Shares, the Special Committee believed that attempts to sell significant portions of the Shares would cause substantial downward pressure on market prices, and therefore believed that an offer by Mr. Hughes represents an opportunity for Public Stockholders to realize a higher price for such Shares than might be realized in market transactions;

          (vi) The fact that the Merger Agreement includes an obligation on the part of Parent and Purchaser to make a first-step cash tender offer, thereby enabling stockholders who tender their Shares to receive cash consideration without waiting for the Merger to be consummated. In addition, stockholders who do not tender their Shares pursuant to the Offer would receive in the Merger the same cash price per Share paid by Parent and Purchaser in the Offer (unless such stockholders elect to exercise their dissenters' rights);

          (vii) The fact that the per Share price to be received in the Offer and the Merger is payable in cash, thereby eliminating any uncertainties in valuing the consideration to be received by the stockholders;

          (viii) The availability by the terms of the Merger Agreement of dissenters' rights under the Nevada Revised Statutes pursuant to which stockholders of the Company who dissent from the Merger may have the fair value of their Shares judicially determined;

          (ix) The unlikelihood that the Company would be able to effect a transaction for the sale of the Company without the cooperation of Mr. Hughes, as well as the unlikelihood that a prospective acquiror would make a serious offer for the Shares not owned by Mr. Hughes and his affiliates without also entering into an agreement with Mr. Hughes. The Special Committee concluded that, in view of Mr. Hughes' stated unwillingness to sell his Shares to a third party, it was not likely that any party other than Mr. Hughes would propose a transaction that was more favorable to the Company and its stockholders. Accordingly, the Special Committee and Bear Stearns were not authorized to, and did not, solicit third party indications of interest to acquire the Company as a whole or any of its businesses. In the event that the Company should receive a proposal from a third party, the terms of the Merger Agreement permit the Board of Directors to provide information to and negotiate with such party and to modify or withdraw its recommendation to the stockholders if the Board of Directors determines that its failure to take such action would be inconsistent with its fiduciary duties under applicable law;

          (x) The fact that Parent and Purchaser have advised the Company that they are not aware of any offer having been made from any other person regarding the acquisition of the Company or any significant portion of its assets or equity securities;

          (xi) The Special Committee's recognition that consummation of the Merger will preclude the Public Stockholders from participating in any future growth of the Company; however, in the view of the Special Committee, this loss of opportunity was adequately reflected in the Offer Price of $17.00 per Share;

          (xii) The Special Committee's consideration of the likelihood of the consummation of the proposed transaction in light of (a) the fact that the Parent and Purchaser have provided the Special Committee with copies of a "highly confident" letter with respect to the Offer and the Merger, but had not provided financing commitments, (b) the limited nature of the other conditions to the Offer and the Merger, (c) the significant percentage of Shares owned by the Continuing Stockholder and (d) the proposed structure of the transaction and anticipated closing date;

          (xiii) The arm's-length negotiations between the Special Committee and its representatives and Mr. Hughes and his representatives, including that the negotiations resulted in (a) a substantial increase in the price at which Purchaser was prepared to acquire the Shares, from $12.50 per Share to $17.00 per Share, and (b) the Special Committee's belief, confirmed by Bear Stearns in their discussions with Donaldson, Lufkin & Jenrette, that $17.00 per Share was the highest price that could be obtained from Mr. Hughes under the circumstances;

          (xiv) The terms of the Offer, the Merger and the Merger Agreement, including provisions that (a) without the consent of the Special Committee, the Merger Agreement may not be amended and the Purchaser may not reduce the Offer Price or the number of Shares to be purchased, modify the form of consideration to be paid in the Offer, impose additional conditions to the Offer or amend or modify any other material term of the Offer in a manner materially adverse to the holders of Shares, (b) the recommendation of the Special Committee may be withdrawn, modified or amended to the extent the Special Committee believes it necessary to do so in the exercise of its fiduciary duties and (c) it is a condition to the Merger that all Shares validly tendered and not withdrawn pursuant to the Offer shall have been purchased by the Purchaser;

          (xv) The requirement of the Minimum Condition that the Offer cannot be consummated unless at least a majority of both the Class A Shares and the Class B Shares outstanding at the date of the execution of the Merger Agreement (other than Shares owned by the Continuing Stockholder) are tendered pursuant to the Offer and not withdrawn;

          (xvi) The nature of the "highly confident" letter received by the Board of Directors of the Company and the Special Committee with respect to the Offer and the Merger, including the identity of the institution providing such letter, their knowledge of the Company and their experience in consummating financing for transactions such as the Offer and the Merger, and the conditions to such letter; and

          (xvii) The fact that the Merger Agreement requires that the Company continue to pay regular quarterly cash dividends on the Shares until the Effective Time, and requires the Company to declare pro rata special dividends at the same rate at the consummation of the Offer and the Merger with respect to the "stub" period since the most recent regularly quarterly dividend payment record date.

     The foregoing discussion of the information and factors considered by the Special Committee is not meant to be exhaustive but includes the material factors considered by the Special Committee in reaching its conclusions and recommendations. In view of the variety of factors considered in its reaching a determination, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Special Committee may have given different weights to different factors.

     In reaching its determinations referred to above, the Board of Directors considered the following factors, each of which, in the view of the Board of Directors, supported such determinations:

          (i) The conclusions and recommendations of the Special Committee;

          (ii) The factors referred to above as having been taken into account by the Special Committee; and

          (iii) The fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations among the Special Committee, the Company and Mr. Hughes and their respective advisors.

     The Board of Directors, including the members of the Special Committee, also believes that the Offer and the Merger are procedurally fair because, among other things:

          (i) The Special Committee consisted of two non-employee independent directors appointed to represent the interests of the Public Stockholders;

          (ii) The Special Committee retained and received advice from its independent legal counsel, Latham & Watkins;

          (iii) The Special Committee retained and received an opinion from Bear Stearns as its independent financial advisor to assist it in evaluating a potential transaction with Parent and Purchaser;

          (iv) The detailed review by the Special Committee and its advisors of the business and financial condition of the Company;

          (v) The deliberations pursuant to which the Special Committee evaluated the Offer and the Merger;

          (vi) The $17.00 Offer Price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Mr. Hughes, on the other hand;

          (vi) The Minimum Condition (which may not be waived without the consent of the Special Committee) has the effect of requiring the holders of a majority of both the Class A Shares and the Class B Shares (other than the Continuing Stockholder) to tender their Shares into the Offer in order for it to be consummated; and

          (vii) The availability of dissenters' rights to the Public
     Stockholders.

     The Board of Directors and the Special Committee recognized that the Merger was not structured to require the approval of a majority of the stockholders of the Company other than the Continuing Stockholder, and that the Continuing Stockholder currently has sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. The Continuing Stockholder acted by written consent on September 13, 1999, to approve and adopt the Merger and the Merger Agreement. However, the Special Committee and the Board of Directors also recognized that, since (x) it is a condition to the Merger that Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, and (y) it is a condition (waivable only with the consent of the Special Committee) to consummation of the Offer that there be validly tendered and not withdrawn at least a majority of the issued and outstanding Class A Shares and Class B Shares without regard to the Shares owned by the Continuing Stockholder (i.e., the Minimum Condition), the Merger is effectively conditioned on satisfaction of the Minimum Condition.

     The Board of Directors recognized that consummation of the Offer and the Merger will deprive current stockholders of the opportunity to participate in the future growth prospects of the Company, and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of the operations and future prospects of the Company are adequately reflected in the Offer Price. The members of the Board of Directors, including the members of the Special Committee, evaluated the Parent's and Purchaser's proposal, the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Board of Directors considered in connection with their evaluation of the

Offer and the Merger, the Board of Directors did not find it practicable to assign relative weights to any of the foregoing factors.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

     At the September 13, 1999 meeting of the Special Committee, Bear Stearns delivered its opinion (the "Bear Stearns Opinion" or the "Opinion") to the effect that, as of the date thereof, and subject to the assumptions and qualifications set forth therein, the consideration to be received in the Offer and the Merger was fair, from a financial point of view, to the Public Stockholders.

     THE FULL TEXT OF THE BEAR STEARNS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BEAR STEARNS, IS ATTACHED AS ANNEX B TO THIS OFFER TO PURCHASE, AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE BEAR STEARNS OPINION SET FORTH IN THIS OFFER TO PURCHASE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE BEAR STEARNS OPINION. HERBALIFE STOCKHOLDERS ARE URGED TO READ CAREFULLY THE BEAR STEARNS OPINION IN ITS ENTIRETY.

     The Opinion is expressly intended for the benefit and use of the Special Committee and does not constitute a recommendation to the Special Committee or any holders of Shares as to whether to tender their Shares in the Offer. The Opinion does not address the Continuing Stockholder's underlying business decision to pursue the Offer and the Merger.

     The consideration to be received by the Public Stockholders in the Offer and the Merger was determined by Mr. Hughes and the Special Committee through arm's-length negotiations. Although Bear Stearns was consulted and provided certain advice to the Special Committee from time to time during the course of such negotiations, the consideration to be received was not based on any recommendation by Bear Stearns. The Special Committee did not provide specific instructions to, or place any limitations upon, Bear Stearns with respect to the procedures to be followed or factors to be considered by Bear Stearns in performing its analyses or rendering the Bear Stearns Opinion.

     In the course of performing its review and analyses for rendering the Opinion, Bear Stearns:

     - reviewed the Merger Agreement;

     - reviewed Herbalife's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1996 through 1998, and its Quarterly Reports on Form 10-Q for the periods ended March 31, 1999 and June 30, 1999;

     - reviewed certain operating and financial information, including projections, provided to Bear Stearns by management relating to Herbalife's business and prospects;

     - met with certain members of Herbalife's senior management to discuss Herbalife's business, operations, historical and projected financial statements and future prospects;

     - reviewed the historical prices, valuation parameters and trading volumes of the Class A Shares and Class B Shares of Herbalife;

     - reviewed publicly available financial data, stock market performance data and valuation parameters of companies which Bear Stearns deemed generally comparable to Herbalife;

     - reviewed the terms of recent acquisitions of companies which Bear Stearns deemed generally comparable to Herbalife;

     - performed discounted cash flow analyses based on the projections for Herbalife furnished to Bear Stearns; and

     - conducted other studies, analyses, inquiries and investigations that Bear Stearns deemed appropriate.

     In the course of its review, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections provided to it by Herbalife. With respect to Herbalife's projected financial results, Bear Stearns assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Herbalife as to the expected future performance of Herbalife. Bear Stearns did not assume any responsibility for the independent verification of any such information or of the projections provided to Bear Stearns, and Bear Stearns further relied upon the assurances of the senior management of Herbalife that they were unaware of any facts that would make the information and projections provided to Bear Stearns incomplete or misleading. In arriving at the Opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities of Herbalife, nor was Bear Stearns furnished with any such appraisals.

     Bear Stearns noted that the Continuing Stockholder owns a majority of the Class A Shares and Class B Shares of Herbalife. Bear Stearns also noted that the Continuing Stockholder has represented to Bear Stearns and to the Special Committee that he has no intention of selling any of his Shares. Accordingly, neither Bear Stearns nor the Special Committee solicited, nor was Bear Stearns asked to solicit, third party acquisition interest in Herbalife. Bear Stearns assumed that the representations and warranties made in the Merger Agreement were true and that the Offer and the Merger will be completed in accordance with the terms of the Merger Agreement. The Bear Stearns Opinion is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date at such Opinion.

     In connection with preparing and rendering the Opinion, Bear Stearns performed a variety of valuation, financial and comparative analyses. The summary of such analyses, as set forth below, does not purport to be a complete description of the analyses underlying the Bear Stearns Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to summary description. Bear Stearns believes that its analyses must be considered as a whole, and that selecting portions of its analyses and the factors considered by it, without considering all such factors and analyses, could create an incomplete view of the processes underlying the Opinion. Moreover, the estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Accordingly, such estimates are inherently subject to substantial uncertainties.

     The following is a summary of the material valuation, financial and comparative analyses performed by Bear Stearns in arriving at the Bear Stearns Opinion as of the date thereof.

     (i) Comparable Public Company Analysis. In the course of its analysis, Bear Stearns compared certain ratios and multiples of Herbalife to the corresponding ratios and multiples of certain publicly-traded companies that Bear Stearns believed were generally comparable to Herbalife (the "Comparable Companies"). The Comparable Companies included Natrol, Inc., Nature's Sunshine Products, Inc., NBTY, Inc., Nu Skin Enterprises, Inc., Nutraceutical International Corporation, Rexall Sundown, Inc., Twinlab Corporation, USANA, Inc. and Weider Nutrition International, Inc. The multiples and ratios were calculated based on publicly available financial information and research reports, and were adjusted for certain extraordinary and non-recurring items. Financial data reviewed included revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), net income and earnings per share ("EPS") for various time periods as well as certain operating margins, valuation statistics, financial ratios and projected growth rates. For purposes of its analysis, Bear Stearns also reviewed the harmonic mean of certain valuation multiples of the Comparable Companies.

     Among other analyses, for each of the Comparable Companies, Bear Stearns calculated the ratio of their equity value as of September 9, 1999 plus debt less cash and cash equivalents ("Enterprise Value") to their respective revenues, EBITDA and EBIT during the most recent 12-month period ("LTM") and projected calendar 1999 and 2000 revenues, EBITDA and EBIT and the ratios of their stock prices as of September 9, 1999 to their respective LTM earnings per share and projected calendar year 1999 and 2000 earnings per share. References to "P/E" in the tables below refers to a price to EPS multiple.

     Results of those analyses are summarized as follows:

                       REVENUE, EBITDA AND EBIT MULTIPLES

                                                                          ENTERPRISE VALUE/
                                         ------------------------------------------------------------------------------------
                                                    LTM                PROJECTED CALENDAR 1999      PROJECTED CALENDAR 2000
                                         --------------------------   --------------------------   --------------------------
                                         REVENUES   EBITDA    EBIT    REVENUES   EBITDA    EBIT    REVENUES   EBITDA    EBIT
                                         --------   ------   ------   --------   ------   ------   --------   ------   ------
HERBALIFE TRANSACTION MULTIPLE.........     0.52x     5.4x      6.7x     0.53x     5.0x      5.8x     0.50x     4.9x      5.8x
COMPARABLE COMPANIES MULTIPLE RANGE:
  Low..................................     0.49x     3.6x      4.1x     0.63x     4.1x      5.1x     0.52x     3.4x      4.2x
  Harmonic Mean........................     0.83      5.4       6.7      0.89      6.2       7.5      0.73      5.2       6.4
  High.................................     1.34      8.6      12.4      1.26      8.5      12.0      1.09      7.8       9.6
SHARE PRICE IMPUTED BY MULTIPLE:
  Low..................................   $16.34    $12.67   $12.02    $19.37    $14.55   $15.41    $17.32    $12.97   $13.47
  Harmonic Mean........................    24.84    17.12     16.85     25.70    19.85     20.87     22.81    17.88     18.42
  High.................................    37.68    24.62     27.77     34.68    25.82     30.92     31.89    24.53     25.52

                                 P/E MULTIPLES

                                                                        CALENDAR    CALENDAR
                                                               LTM        1999        2000
                                                               P/E        P/E         P/E
                                                              ------    --------    --------
HERBALIFE TRANSACTION MULTIPLE..............................    12.1x      10.6x       10.5x
COMPARABLE COMPANIES MULTIPLE RANGE:
  Low.......................................................     7.9x       9.2x        7.6x
  Harmonic Mean.............................................    11.3       12.4         9.0
  High......................................................    25.6       23.0        13.0
SHARE PRICE IMPUTED BY MULTIPLE:
  Low.......................................................  $11.02     $14.65      $12.27
  Harmonic Mean.............................................   15.81      19.82       14.58
  High......................................................   35.91      36.84       21.19

     Bear Stearns noted that the Comparable Companies that distributed their products predominantly through use of multi-level marketing generally traded at discounts to those companies which used traditional distribution channels. Further, Bear Stearns observed that the companies which traded above the harmonic mean tended to be larger companies (relative to Herbalife) in terms of equity market capitalization and value of public float. Bear Stearns also noted that earnings forecasts were not generally available for certain of the smaller Comparable Companies, which may provide an upward bias to the harmonic means of forecasted earnings.

     Bear Stearns also analyzed the historical and projected financial performance of Herbalife and the Comparable Companies. Bear Stearns observed that Herbalife's historical growth rates of revenues and earnings were generally lower than those of the Comparable Companies and that such slower growth was generally expected to continue in the future based on the management projections. Bear Stearns also compared Herbalife's profit margins to those of the Comparable Companies and noted that Herbalife's margins were generally lower than those of the Comparable Companies.

     Bear Stearns chose the Comparable Companies because they have general business, operating and financial characteristics similar to those of Herbalife. However, Bear Stearns noted that no company used in the foregoing analysis is identical to Herbalife. Accordingly, Bear Stearns did not rely solely on the mathematical results of the analysis, but also made qualitative judgments concerning differences in financial and operating characteristics of Herbalife and the Comparable Companies and other factors that could affect the values of each.

     (ii) Comparable Transactions Analysis. Bear Stearns reviewed certain publicly-available financial information related to 13 merger and acquisition transactions completed over the prior four years that it deemed generally comparable to the Transaction (the "Comparable Transactions"). For each of the Comparable Transactions, Bear Stearns reviewed certain publicly-available financial information for the acquired companies including revenue, EBITDA, EBIT, net income and certain valuation statistics, as adjusted for certain extraordinary and non-recurring items. Bear Stearns observed that the multiples paid in the Comparable Transactions were generally substantially higher than those implied for Herbalife in the Offer and the Merger. Bear Stearns noted that all but one of these transactions took place prior to the substantial decline in the stock prices of companies in the vitamin and nutritional supplement sector beginning in the summer of 1998. Bear Stearns noted that the equity market capitalizations for publicly-traded companies in the vitamin and nutritional supplement sector in most cases fell by over 50% (and in the case of one company as high as 83%) from June 1998 as compared to September 1999. Valuation multiples for such companies fell similarly. Accordingly, Bear Stearns put little weight on its analysis of Comparable Transactions in reaching its valuation conclusions.

     Bear Stearns noted that no transaction used in the foregoing analysis is identical to the Offer and the Merger. Accordingly, Bear Stearns did not rely solely on the mathematical results of the analysis, but also made qualitative judgments concerning differences in financial and operating characteristics of the Comparable Transactions and other factors that could affect the value of the companies or transactions to which Herbalife or the Offer and the Merger are being compared.

     (iii) Discounted Cash Flow Analysis. In the course of this analysis, Bear Stearns, based on management projections, calculated a stream of future unlevered free cash flows for the years ended December 31, 2000 to 2006. Unlevered free cash flow, as calculated by Bear Stearns, is equal to tax-effected earnings before interest and taxes (EBIT) plus depreciation and amortization less capital expenditures and working capital requirements. The cash flows were discounted at certain discount rates ranging from 12.0% to 16.0%, based on a weighted average cost of capital estimated, in part, by using the Comparable Companies. A terminal value was calculated to estimate the value of all future cash flows by using a growing perpetuity of the 2006 (the last projected year) cash flow, assuming perpetual growth rates of between 0.0% to 4.0%. Such perpetual growth rates imply terminal value multiples of EBITDA of 3.8x to 5.6x (at a discount rate of 14%). The summation of the present value of the projected unlevered free cash flows and the present value of the terminal value yielded per share results is summarized in the following table:

                                                            PERPETUAL GROWTH RATES
                                                ----------------------------------------------
                                                 0.0%      1.0%      2.0%      3.0%      4.0%
                                                ------    ------    ------    ------    ------
Discount Rates:
  12.0%.......................................  $16.55    $17.05    $17.64    $18.33    $19.16
  14.0%.......................................   15.88     16.32     16.84     17.46     18.19
  16.0%.......................................   15.30     15.69     16.15     16.69     17.34

     Bear Stearns also performed certain sensitivity analysis assuming higher and lower revenue growth rates (P5% revenue growth rate from the management projections) and higher and lower profit margins (P2% EBITDA margin). Such analyses produced values for Herbalife of $11.48 to $23.23 per share.

     (iv) Public Shareholder Valuation Analysis. Bear Stearns examined the present value to stockholders of holding Herbalife stock for three and five years. Specifically, Bear Stearns assumed that Herbalife continued to pay dividends at the current level and that the hypothetical stock price in three and five years was estimated based on multiplying projected EPS (based on the management projections) by a range of P/E multiples. The sum of the present value of the dividend stream and the present value of the estimated stock price at the end of the projected period was used to determine a hypothetical current value for the stock. Bear Stearns used a range of discount rates from 12.0% to 20.0%, based on the estimated cost of equity capital for

Herbalife. The range of present values of the projected dividend payments and the estimated future stock price after five years is summarized in the following table:

                                                            P/E MULTIPLE -- YEAR 5
                                                ----------------------------------------------
                                                 8.0X     10.0X     12.0X     14.0X     16.0X
                                                ------    ------    ------    ------    ------
Discount Rates:
  12.0%.......................................  $10.98    $13.19    $15.39    $17.60    $19.80
  14.0%.......................................   10.13     12.15     14.17     16.19     18.20
  16.0%.......................................    9.36     11.21     13.06     14.91     16.76
  18.0%.......................................    8.67     10.37     12.07     13.76     15.46
  20.0%.......................................    8.04      9.60     11.16     12.72     14.29

     Similarly, Bear Stearns performed such analysis using the future stock price after three years. Based on this analysis, a range of stock prices from $10.01 to $22.95 was calculated.

     (v) Historical Stock Price Analysis. Bear Stearns reviewed the historical closing stock prices of Herbalife Class A Shares and Herbalife Class B Shares. Over the prior twelve months ending on September 9, 1999, Herbalife's Class A Shares had traded between a high of $16.25 on January 14, 1999 and a low of $7.50 on October 8, 1998 and Herbalife's Class B Shares traded between a high of $13.00 on January 14, 1999, and a low of $6.00 on October 8, 1998. Bear Stearns also observed that Herbalife's non-voting Class B Shares have consistently traded at a substantial discount to the voting Class A Shares since the recapitalization in December 1997.

     Bear Stearns noted that the stock prices of Herbalife during 1997 and the first half of 1998 were generally above $20.00, with the stocks trading for a short period of time above $30.00. Bear Stearns also noted that the stock prices of Herbalife fell significantly during the summer of 1998, which coincided with
(i) difficult market conditions and reduced financial performance in certain of Herbalife's international markets, including Russia, and (ii) an overall decline in the stock prices for companies in the vitamin and nutritional supplement sector due in part to perceived slowing of industry growth rates and increased competition in the sector.

     Bear Stearns observed that, based on the proposed stock price of $17.00 per share for both the Class A Shares and the Class B Shares, the following premia were applicable as of September 9, 1999:

                                                                  TRANSACTION PREMIUM OVER
                                                              --------------------------------
                           PERIOD                             CLASS A SHARES    CLASS B SHARES
                           ------                             --------------    --------------
One-Day Prior...............................................       40.9%             82.6%
One-Month Prior.............................................       42.4              77.8
20 Trading Days Average.....................................       41.5              81.8
One-Year Average............................................       43.7              78.5
52-Week High................................................        4.6              30.8
52-Week Low.................................................      126.7             183.3

     Bear Stearns compared these premia with those of certain "going private" and "minority buy-in" transactions which it deemed comparable and found that the premia to be paid in the Transaction to the Class A Shares were generally above the premia paid in such transactions, with the premia to the Class B Shares generally at the high end of such transactions. Bear Stearns further noted that while premia analyses are an indicia of value, such analyses by themselves were not sufficient to reach conclusions as to financial fairness.

     (vi) Other Analyses. Bear Stearns conducted such other analyses as it deemed necessary, including the following:

     - reviewing historical and projected financial and operating data for Herbalife;

     - analyzing selected investment research reports on, and earnings and other estimates for, Herbalife;

     - analyzing the historic stock performance and trading volume for both classes of Herbalife common stock;

     - analyzing the historic dividend payments and dividend yields of Herbalife; and

     - reviewing available information regarding the institutional holdings of both classes of Herbalife common stock.

     The Special Committee engaged Bear Stearns as its financial advisor based on Bear Stearns' experience and expertise. Bear Stearns is an internationally recognized investment banking firm that has substantial experience in the healthcare and consumer products industries and expertise in transactions similar to the Transaction. As part of its investment banking business, Bear Stearns is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to the terms of its engagement letter dated July 21, 1999 (the "Bear Stearns Engagement Letter"), the Special Committee has agreed to have Herbalife (i) pay Bear Stearns a non-refundable retainer in the amount of $400,000, (ii) pay Bear Stearns a fee of $1.35 million in connection with the delivery of the Bear Stearns Opinion and (iii) reimburse Bear Stearns for all reasonable out-of-pocket expenses (including fees and disbursements of counsel, and of other consultants and advisors retained by Bear Stearns). Herbalife has also agreed to indemnify Bear Stearns and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws. In the ordinary course of business, Bear Stearns may actively trade the equity securities of Herbalife for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

PURPOSES OF THE OFFER AND THE MERGER

     The purpose of the Continuing Stockholder for engaging in the transactions contemplated by the Merger Agreement is to provide the Public Stockholders a fair price for their Shares, acquire 100% ownership of Herbalife and to terminate the status of Herbalife as a company with publicly traded equity. The Continuing Stockholder believes that the Company has not been rewarded by the public equity markets in recent periods, and that the conditions that may have contributed to that situation are not likely to change in the near future. If the Offer and the Merger are completed, Herbalife will become wholly owned (through one or more controlled entities) by Mr. Hughes. In addition, senior executives of Herbalife will receive rights to purchase 16.5% of Herbalife's fully diluted equity pursuant to a new stock option plan. See "Interests of Certain Persons -- New Stock Option Plan."

     While Mr. Hughes believes that there will be significant opportunities associated with his investment in Herbalife, Mr. Hughes realizes that there are also substantial risks that such opportunities may not be fully realized. The primary risks to Mr. Hughes are that Herbalife will not be able to service its third party indebtedness and that, as a result, the value of Mr. Hughes' equity ownership interest in Herbalife could be significantly reduced or potentially eliminated. Herbalife historically has not carried significant amounts of indebtedness on its balance sheet. The financing required to consummate the Merger will require material debt service obligations. As described below under"-- Interests of Certain Persons -- The Board of Directors," Mr. Hughes will personally guarantee an $89 million loan from Herbalife to an entity controlled and beneficially owned by Mr. Hughes, and the investments purchased using the proceeds of a $125 million loan from Herbalife to that entity will be pledged to secure the repayment of that loan. Consequently, defaults under either of the loans (or defaults by Herbalife under its third party financing) could have a material adverse effect on Mr. Hughes.

POSITION OF THE PURCHASER AS TO THE FAIRNESS OF THE OFFER AND THE MERGER

     Mr. Hughes has considered the analyses and findings of the Special Committee and the Board of Directors (described in detail in "-- Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger") with respect to the fairness of the Offer and the Merger. As of the date of this Offer to Purchase, the Continuing Stockholder believes, based in part on the analyses and findings of the Special Committee and the Board of Directors with respect to the fairness of the Merger, that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby are fair to, and that the Merger are in the best interests of the Public Stockholders. The Continuing Stockholder makes no recommendation as to whether the Public Stockholders should tender their shares in the Offer.

     The Continuing Stockholder believes that the Offer and the Merger are procedurally fair to the Public Stockholders of Herbalife based in part on the reasons stated above by the Special Committee.

CERTAIN EFFECTS OF THE OFFER AND THE MERGER

     Upon consummation of the Offer and the Merger, Herbalife will become a privately held corporation. Accordingly, the Public Stockholders will not have the opportunity to participate in the earnings and growth of Herbalife after the Merger and will not have the right to vote on corporate matters. Instead, the Public Stockholders of Herbalife will have the right to receive $17.00 in cash, without interest, for each Share held by them, other than Shares in respect of which dissenters' rights have been perfected. The Public Stockholders will not face the risk of any losses generated by Herbalife's operations or any decline in the value of Herbalife after the Merger.

     Following the completion of the Merger, the Shares will cease to be traded on Nasdaq and Herbalife's registration and reporting obligations under section 12 of the Securities Exchange Act of 1934 will terminate. Herbalife expects, however, to have reporting obligations under section 15 of the Securities Exchange Act of 1934 in connection with an exchange-offer registration statement related to the financing of the Offer and the Merger. See Section 9.

     It is expected that if the Merger is not consummated, senior executives of Herbalife, under the general direction of the Board of Directors, will continue to manage Herbalife and the shares will continue to be traded on Nasdaq.

INTERESTS OF CERTAIN PERSONS

     In considering the recommendations of the Special Committee and Board of Directors with respect to the Offer and the Merger, the Public Stockholders should be aware that certain officers and directors of Herbalife, have interests in connection with the Merger which may present them with actual or potential conflicts of interest as summarized below. The Special Committee and the Board of Directors were aware of these interests and considered them among the other matters described under "Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger." These interests are described below.

  The Board of Directors

     Mr. Hughes, Herbalife's founder, President, Chief Executive Officer, Chairman of the Board and principal stockholder, currently owns 5,396,000 shares of Class A Shares, representing 54% of the outstanding Class A Shares, and 10,792,002 shares of Class B Shares, representing 58% of the outstanding Class B Shares. After the Merger, Mr. Hughes will own 100% of Herbalife. In connection with the Offer and the Merger, Mr. Hughes will obtain, through an entity or entities controlled and beneficially owned by him, two loans in the aggregate amount of approximately $214 million. The first of the loans, in the amount of approximately $89 million, will be used to satisfy the financial obligations of Mr. Hughes and affiliated entities to DECS Trust III incurred in connection with the issuance of the DECS securities by that entity. The proceeds of the second loan, in the amount of $125 million, will be retained by the borrower entity. It is expected that, provided certain conditions are satisfied, Mr. Hughes will be permitted to retain the investment income from the proceeds of the $125 million loan, and that dividends will be permitted to be declared and paid to Mr. Hughes and/or his controlled entities in amounts sufficient to enable the borrower to pay interest to Herbalife on the loans. Finally, provided certain covenants anticipated to be included in the third-party financing are satisfied, beginning three years following the closing of the Merger, Herbalife will be permitted to provide funds to Mr. Hughes and/or his controlled entities in an amount sufficient to satisfy the obligations under the loans, thereby releasing the guaranty of the $89 million loan and releasing the collateral pledge on the investments purchased with the proceeds of the $125 million loan.

     Additionally, Mr. Hughes owns a 5% interest in Herbalife's Japanese subsidiary, which he will continue to hold after the completion of the Merger.

     Mr. Hughes' options to purchase Shares will be cancelled for no consideration or contributed to capital.

     Mr. Michael E. Rosen, a director and executive officer of the Company, currently owns approximately 11,253 and 22,502 shares, respectively, of Herbalife's Class A Shares and Class B Shares. If the Merger is consummated, Mr. Rosen will receive $573,835 in payment for his Shares based on owning 33,755 Shares at a per Share price of $17. Mr. Rosen and Mr. Christopher Pair, also a director and executive officer of the Company, will also benefit from acceleration, vesting and cancellation for cash of all of their outstanding options to purchase the Shares. The aggregate payment to each of Messrs. Rosen and Pair in respect of the cancellation for cash of their options will be $5,471,656, and $6,320,226, respectively. In addition, after the completion of the Merger they each will receive options exercisable for 2.5%, of the fully-diluted equity interests in Herbalife through a new stock option plan. As more fully described under the heading, "-- New Stock Option Plan" below, the new stock option plan will entitle option holders to acquire equity interests in Herbalife. These equity interests may have substantial value if Herbalife remains profitable. Additionally, Messrs. Rosen and Pair each own a 0.58% and 0.58% interest, respectively, in Herbalife's Japanese subsidiary, which they will continue to hold after the completion of the Merger.

     Mr. Alan Liker, a director of the Company, will benefit from acceleration, vesting and cancellation for cash of all of his outstanding options to purchase Shares. The aggregate payment to Mr. Liker in respect of the cancellation for cash of his options will be $1,273,677. In addition, Mr. Liker owns a 0.2% interest in Herbalife's Japanese subsidiary and will continue to hold such interest after the completion of the Merger. After the Merger, the Continuing Stockholder expects that Mr. Liker will continue as a director.

     Mr. Hall currently owns 2,333 Shares and 4,666 Shares, respectively, of Class A Shares and Class B Shares. If the Merger is consummated, Mr. Hall will receive $118,983 in payment for his Shares based on owning 6,999 Shares, at a per Share price of $17.00. Messrs. Hall and Miner will also benefit from acceleration, vesting and cancellation for cash of all of their outstanding options to purchase Shares. The aggregate payment to each of Messrs. Hall and Miner in respect of the cancellation for cash of their options will be $1,273,677, and $1,205,717, respectively.

     As previously publicly reported, substantially all outstanding stock options held by directors and employees of Herbalife were repriced in October 1998, following the decrease in the public trading prices of Herbalife's Shares that was experienced during the second half of 1998. The value of the stock option cash-outs summarized above includes the effect of the repricing.

  Special Committee Compensation

     Messrs. Hall and Miner are entitled to compensation and expense reimbursement for their service on the Special Committee, in addition to normal directors fees. The Board of Directors has granted each of Messrs. Hall and Miner a fee of $35,000 for their services on the Special Committee through the end of October 1999 and $10,000 per month for each month thereafter until the dismissal of the Special Committee by the Board of Directors, up to a maximum of $30,000, plus $2,000 per diem in the event they are required to perform additional functions or commit additional time in connection with any litigation relating to the Offer and the Merger. All compensation to members of the Special Committee is and was payable regardless of the recommendation of the Special Committee with respect to the fairness of the Merger. The Board of Directors considered that the interest of Messrs. Hall and Miner in the sale of their Shares and the cancellation for cash payments of their stock options aligned their interests with those of the Public Stockholders. That fact, together with the non-contingent nature of the compensation due to them for service on the Special Committee and the expectation that they will not continue to serve as directors of Herbalife following the Offer and the Merger, contributed to the Board of Directors' conclusion that each of Messrs. Hall and Miner was disinterested in the transactions proposed by Mr. Hughes.

     Except as indicated above, the members of the Board of Directors do not own any Shares or hold any stock options to acquire Shares.

     Herbalife's Articles of Incorporation, Bylaws and existing indemnification agreements provide for the indemnification of Herbalife's directors and officers under certain circumstances for actions taken on behalf of Herbalife. Herbalife's directors and officers are also covered by directors and officers liability insurance maintained by Herbalife. The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions of the current or former directors and officers existing under the Company's Articles of Incorporation, Bylaws and any indemnifications prior to the Merger shall be assumed and will survive the Merger. In addition, the Surviving Corporation will be required to maintain in effect (for not less than six years from the Effective Time of the Merger) directors' and officers' liability insurance with the same or substantially similar coverage to the existing insurance policies. See Section 10.

  Senior Executives

     The senior executives of Herbalife consist of the persons described below. Certain senior executives will receive, in certain cases described below, payment for their Shares and cancellation of stock options for cash. In addition, certain senior executives will participate in the new stock option plan. See "-- New Stock Option Plan" below.

                                                                          PERCENTAGE          TOTAL
                             PAYMENT FOR                                 PARTICIPATION    PARTICIPATION
                               COMMON       PAYMENT FOR      TOTAL       IN NEW STOCK     IN POST-MERGER
                                STOCK         OPTIONS       PAYMENTS      OPTION PLAN        EQUITY*
                             -----------    -----------    ----------    -------------    --------------
Mark Hughes................   $     --      $       --     $       --           --%            100%**
Michael E. Rosen...........    573,835       5,471,656      6,045,491        15.15             2.5
Christopher Pair...........         --       6,320,226      6,320,226        15.15             2.5
Timothy Gerrity............         --       3,574,844      3,574,844         8.08             1.3
Robert A. Sandler..........         --       3,741,667      3,741,667         8.08             1.3

---------------
* For each individual other than Mr. Hughes, percentage assumes the exercise of all other stock options granted pursuant to the new stock option plan.

** Subject to dilution by exercise of stock options granted pursuant to the new stock option plan.

  New Stock Option Plan

     At the completion of the Merger, Herbalife will adopt a new stock option plan that provides for the grant of stock options to senior executives of Herbalife. The number of shares subject to the stock options will be 16.5% of the fully diluted shares outstanding after the Merger. The exact terms of the new stock option plan have not yet been determined; the summary below is intended to be a general description of the broad parameters of the plan as determined to date by the Continuing Stockholder.

     The exercise price of the options will be calculated based on the estimated fair value of Herbalife in the Merger. The exercise price will be required to be paid in cash, or, in the discretion of Herbalife, by delivery of a recourse note.

     All options will be 100% vested upon grant and will have a term of five years. Herbalife plans to grant options under the new stock option plan as follows:

                                                              PERCENTAGE PARTICIPATION
                            NAME                              IN NEW STOCK OPTION PLAN
                            ----                              ------------------------
Michael E. Rosen............................................            15.15%
Christopher Pair............................................            15.15
Timothy Gerrity.............................................             8.08
Robert A. Sandler...........................................             8.08
Other members of management.................................            53.54
                                                                       ------
                                                                       100.00%

     Option holders will be entitled to require Herbalife to repurchase any shares of stock acquired upon the exercise of options beginning two years after the grant of the options, as long as such shares have been held for a minimum period of six months. Herbalife will have the right to repurchase any shares of stock beginning six months after exercise of such options and five years after the grant of the options. The purchase price to be paid by Herbalife for shares of stock purchased will be the fair market value of the shares purchased, determined as of the date of the exercise of the put or call right on the shares, as applicable. If Herbalife's shares are not publicly traded, the fair market value will be determined based on a formula which values Herbalife based on a multiple of Herbalife's cash flow. Repurchases of stock by Herbalife may be deferred to comply with applicable legal or contractual requirements, and any payments so deferred will accrue interest until paid.

     In general, except for transfers to Herbalife, shares of stock acquired upon the exercise of options under the new stock option plan may not be transferred until five years after the grant of the options or the occurrence of an initial public offering of Herbalife.

     Option holders will have pro-rata piggyback registration rights with respect to any registration of Shares, subject to customary limitations, exclusions and cut-backs.

DESCRIPTION OF DECS SECURITIES

     In March 1998, DECS Trust III, a Delaware business trust, issued 5 million DECS securities in an underwritten public offering. The DECS securities represent beneficial ownership interests in DECS Trust III. Each of the DECS securities represents the right to receive (a) an annual distribution of $2.0125, payable quarterly on each February 15, May 15, August 15 and November 15, during the term of the DECS trust, beginning May 15, 1998 and (b) generally, upon the conclusion of the term of DECS Trust III on February 15, 2001, between
 .8288 and 1.0 shares of Class B Shares or cash with an equivalent value. However, in the case of an "adjustment event" such as that resulting from the Merger, the settlement value of each DECS unit becomes fixed, in this case at the same $17.00 per Share price as is payable in the Offer and the Merger. In connection with the sale of the DECS securities, DECS Trust III entered into forward purchase contracts with Mr. Hughes and entities controlled by him, whereby Mr. Hughes and those entities pledged 5 million Class B Shares to DECS Trust III and agreed to provide either cash or Shares to DECS Trust III upon settlement as specified in the forward purchase contracts. At the time that these contracts were entered into, Mr. Hughes received approximately $88 million in cash; Herbalife received none of the proceeds from the issuance of the DECS securities or the forward purchase contracts. As a result of the settlement value of the DECS becoming fixed at $17.00 per Share as a result of the Merger, the forward purchase contracts further require that Mr. Hughes and the Hughes-controlled entities party to the forward purchase contracts deliver to DECS Trust III government securities with a value equal to 105% of the settlement value of the DECS, or approximately $89 million. At the time that such governmental securities are provided to DECS Trust III, DECS Trust III will be obligated to return the pledged Class B Shares to Mr. Hughes and his controlled companies. In order to deliver to DECS Trust III the approximately $89 million in government securities, Mr. Hughes will receive a loan from Herbalife at the completion of the merger, the proceeds of which will be used to purchase such government securities. See "Special Factors -- Interests of Certain Persons -- The Board of Directors."

CONDUCT OF HERBALIFE'S BUSINESS AFTER THE OFFER AND THE MERGER

     Mr. Hughes is continuing to evaluate Herbalife's business, practices, operations, properties, corporate structure, capitalization, management and personnel to determine what changes, if any, will be desirable. Subject to the foregoing, Mr. Hughes expects that after the Merger the day-to-day business and operations of Herbalife will be conducted substantially as they are currently being conducted by Herbalife. Mr. Hughes does not currently intend to dispose of any assets of Herbalife other than in the ordinary course of business. Additionally, Mr. Hughes does not currently contemplate any material change in the composition of Herbalife's current management or employees, although after the Merger, the Board of Directors will consist of Messrs. Hughes, Rosen, Pair and Liker. Messrs. Miner and Hall will resign from the Board of Directors when the Merger is complete.

CERTAIN FINANCIAL PROJECTIONS

     Senior executives of Herbalife have developed a multi-year business plan containing certain projections of the future operating performance of Herbalife. Such projections do not give effect to the tender offer, merger, or concurrent issuance of debt, and were prepared for internal financial planning purposes and in connection with the Continuing Stockholder's proposal for the going private transaction. These projections were not reviewed with or approved by non-management members of the Board of Directors.

     Herbalife does not as a matter of course publicly disclose projections as to future revenue, earnings, or other results. Herbalife's projections were not prepared with a view to public disclosure and the following summary thereof is included in the Offer to Purchase only because such information was available to Mr. Hughes for purposes of making his proposal. Herbalife's projections were also not prepared with a view to compliance with the published guidelines of the Securities and Exchange Commission regarding projections, nor were they prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections.

     Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projections.

     These forward looking statements reflect numerous assumptions and estimates made by Herbalife's management, which are not apparent on the face of Herbalife's projections. The assumptions and estimates underlying the projections are inherently uncertain and, though considered reasonable by the senior executives of Herbalife when made, are subject to a wide variety of factors that could cause actual results to differ materially from those contained in the projections, including, among other factors, industry performance, general business, economic, regulatory, and market and financial conditions, all of which are difficult to predict. Accordingly, there can be no assurance that the projections are indicative of the future performance of Herbalife or that actual results will not differ materially from those presented in the projections. Inclusion of the projections in this Offer to Purchase should not be regarded as a representation by any person that the results contained in the projections will be achieved.

     Herbalife does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, neither Herbalife nor Mr. Hughes intends to update or otherwise revise the projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, neither Herbalife nor Mr. Hughes intends to update or revise the projections to reflect changes in general economic or industry conditions.

     The senior executives of Herbalife and Mr. Hughes have made the following projections for fiscal years 1999 through 2006, respectively: (i) total retail sales of $1,667 million, $1,750 million, $1,842 million, $1,941 million, $2,038 million, $2,140 million, $2,247 million and $2,359 million, (ii) net income of $49.7 million, $50.3 million, $56.5 million, $58.6 million, $56.4 million, $60.2 million, $63.9 million and $67.6 million, (iii) EBITDA of $91.9 million, $94.5 million, $105.3 million, $109.4 million, $106.5 million, $110.3 million, $114.4 million, and $119.2 million, and (iv) earnings per share of $1.60, $1.62, $1.82, $1.89, $1.82, $1.94, $2.06 and $2.18. Herbalife's projections were based on historical data specific to Herbalife. In preparing Herbalife's projections, senior executives of Herbalife made the following material assumptions: (i) retail sales growth of approximately 1% in 1999 and approximately 5% annually thereafter; (ii) marketing, distribution, and administrative expense growth of approximately 7% annually through year 2003 and 5% annually thereafter. These growth rates take into account the building of required infrastructure as well as new country and product development. A reduction in product cost of sales has been projected in year 2001, and thereafter, in conjunction with an anticipated improvement in product costs due to the expiration of the existing contract with Herbalife's primary supplier of powder and tablet products. All other major expense categories, including distributor royalty payments and income taxes, have been projected to remain consistent with historical ratios. Mr. Hughes used these projections in evaluating Herbalife's overall value and its ability to service third party indebtedness that would be incurred in the financing of the Offer, the Merger and the related transactions.

CERTAIN LITIGATION

     On September 14, 1999, two putative class action lawsuits, one entitled Patricia Lisa and Harbor Finance Partners v. Mark Hughes, et al., Case No. BC 216711, and the other entitled Stuart H. Savett v. Herbalife International, Inc., et al., Case No. BC 216761, were filed in the Superior Court of the State of California, County of Los Angeles, challenging the fairness of the proposed transaction. Two similar lawsuits were later filed in the same court, one on September 15, 1999, entitled Kenneth Schweitzer v. Herbalife International, Inc. et al., Case No. BC 216823, and the other on September 16, 1999, entitled Frances Longstreth v. Herbalife International, Inc., et al., Case No. BC 216911. These lawsuits are referred to collectively herein as the "Lawsuits."

     The Lawsuits challenge the fairness of the proposed transaction to the Company's Public Stockholders, alleging, among other things, that the price to be paid in the Offer and the Merger does not reflect the value of the Company's assets, and that the Offer and the Merger are unfair because they will deprive the Public Stockholders of the ability to share proportionately in the Company's future growth in profits and earnings. The Lawsuits also allege that the Special Committee was not independent, and that the Company's directors breached their fiduciary duties to the Public Stockholders in approving the proposed transactions. The plaintiffs have requested an injunction prohibiting the defendants from proceeding with the proposed transactions, unspecified damages, costs and attorneys' fees, and other relief.

     The Company and Mr. Hughes believe that the Lawsuits are without merit and plan to vigorously defend them and any other actions that may be brought in connection with the proposed transactions. There can be no assurances, however, with regard to the outcome of any such suits or to the impact that an adverse result would have on the Company's and the Purchaser's ability to consummate the Offer, the Merger and the related transactions.

     The Company believes that additional lawsuits may have been filed but the Company has not yet been served with such lawsuits.

     CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following summary is a general discussion of certain of the expected Federal income tax consequences of the Offer and the Merger. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and published regulations, rulings and judicial decisions in effect at the date of this Offer to Purchase, all of which are subject to change. The summary does not discuss all aspects of Federal income taxation that may be relevant to a particular holder in light of his or her personal circumstances or to certain types of holders subject to special treatment under the Federal income tax laws, such as life insurance companies, financial institutions, tax-exempt organizations and non-U.S. persons. In particular, the summary does not address issues of taxation pertinent to the Continuing Stockholder or other members of senior management of the Company. The following summary may not be applicable with respect to Shares acquired through exercise of employee stock options or otherwise as compensation or held as part of a straddle or hedging transaction. It also does not discuss any aspects of state or local tax laws or of tax laws of jurisdictions outside the United States of America.

     THE DESCRIPTION OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE SALE OF THEIR SHARES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

     Sales of Shares in response to the Offer and cancellation of Shares in the Merger will be taxable transactions for Federal income tax purposes. For Federal income tax purposes, a tendering stockholder or a stockholder whose Shares are cancelled in the Merger will generally recognize gain or loss equal to the difference between the amount of cash received by the stockholder upon sale or cancellation of the Shares and the stockholder's tax basis in the Shares which are sold or cancelled. Under present law, gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer and cancelled pursuant to the Merger.

     If Shares are held by a tendering stockholder or by a stockholder whose Shares are cancelled in the Merger as capital assets, gain or loss recognized by the stockholder will be capital gain or loss, which will be long term or short term depending on whether the stockholder's holding period for the Shares exceeds one year. Long term capital gains recognized by a stockholder who is an individual will generally be taxed at a maximum Federal marginal tax rate of 20%. Short term capital gains recognized by an individual will generally be taxed at the individual's ordinary income tax rate. Capital gains recognized by a corporate stockholder will be taxed at a maximum Federal marginal tax rate of 35%.

     A stockholder (other than certain exempt stockholders, including all corporations and certain foreign individuals) who tenders Shares or whose Shares are cancelled in the Merger may be subject to 31% backup withholding unless the stockholder provides its taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that it is awaiting a TIN. This should be done by completing and signing the substitute Form W-9 included as part of the appropriate letter of transmittal. A stockholder that does not furnish its TIN also may be subject to a penalty imposed by the IRS.

     If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from each payment to that stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

DESCRIPTION OF OWNERSHIP OF HERBALIFE BEFORE AND AFTER THE OFFER AND THE MERGER

     Immediately after the Offer and the Merger, Mr. Hughes will own all of the common equity of Herbalife through one or more entities he controls and beneficially owns. In addition, senior executives of Herbalife will be granted options to purchase Shares representing 16.5% of the fully diluted equity of Herbalife. See "-- Interests of Certain Persons -- New Stock Option Plan."

     Mr. Hughes, directly or indirectly, is the beneficial owner of 5,704,331 Class A Shares and 11,258,665 Class B Shares, excluding 183,333 Class A Shares and 366,666 Class B Shares owned by the Herbalife Family Foundation (in which Mr. Hughes has no pecuniary interest) and including 308,331 Class A Shares and 466,663 Class B Shares issuable upon exercise of stock options that are exercisable within 60 days of September 1, 1999. The Class A Shares and the Class B Shares beneficially owned by Mr. Hughes or entities controlled by him, calculated in accordance with the SEC's Exchange Act Rule 13d-3, represented 55.4% of the total outstanding Class A Shares and 59.0% of the total outstanding Class B Shares as of September 1, 1999.

                                THE TENDER OFFER

     1. TERMS OF THE OFFER. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will accept for payment and pay for all Shares which are validly tendered prior to the Expiration Time and not withdrawn in accordance with Section 4.

     In the Merger Agreement, the Purchaser has agreed that it will not (a) decrease the number of Shares it is offering to purchase; (b) reduce the Offer Price; (c) modify or add to the conditions described in Section 5; (d) change the form of consideration it is offering; (e) extend the Offer, except as required or permitted by the Merger Agreement (which is described below); and
(f) amend, alter, add or waive any term of the Offer in any manner adverse to the holders of the Shares.

     If at any scheduled Expiration Time, all conditions to the Offer (described in Section 5) have not been satisfied or waived, the Purchaser shall, at the request of the Company, and the Purchaser may, without the consent of the Company, extend the Offer.

     The Purchaser reserves the right, at any time and from time to time (except as limited by the Merger Agreement), to extend the period during which the Offer is open, by giving oral or written notice of the extension to the Depositary and by making a public announcement of it as described below. During any extension, all Shares previously tendered and not withdrawn will remain tendered in response to the Offer, subject to the rights of a tendering stockholder to withdraw tendered Shares. See Section 4.

     Subject to the Merger Agreement and the applicable regulations of the Securities and Exchange Commission (the "SEC"), the Purchaser reserves the right, at any time and from time to time, to: (i) delay acceptance for payment of, or, regardless of whether Shares were already accepted for payment, payment for, Shares pending receipt of any regulatory or third-party approval described in Section 12 or in order to comply in whole or in part with any other applicable law; (ii) terminate the Offer and not accept for payment any Shares if any of the conditions described to in Section 5 have not been satisfied or upon the occurrence of any of the events described in Section 5; or (iii) waive any condition (except the Minimum Condition) or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and by making a public announcement of it, as described below.

     The Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the tendered Shares promptly after the termination or withdrawal of the Offer; and (ii) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph), any Shares upon the occurrence of any of the events described in Section 5 without extending the period of time during which the Offer is open.

     The Purchaser will make a public announcement of any extension, delay, termination, waiver or amendment as promptly as practicable after it takes place. In the case of an extension, the Purchaser will make a public announcement no later than 9:00 a.m., New York City time, on the business day after the day of the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of the changes), the Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition to the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Consummation of the Offer is conditioned upon satisfaction of the conditions set forth in Section 5. The Purchaser reserves the right (but will not be obligated) to waive any or all of those conditions (except the Minimum Condition).

     If, prior to the Expiration Time, the Purchaser increases the Offer Price, that increase will be applicable to all stockholders whose Shares are accepted for payment, including stockholders who tender their Shares before the Purchaser increases the Offer Price. If, at the time notice of an increase in the Offer Price is first published or otherwise given to holders of Shares, the Offer is scheduled to expire earlier than the tenth business day after (but including) the day the notice is first published or otherwise given, the Offer will be extended at least until the expiration of that ten-business-day period.

     The Company has given the Purchaser a stockholder list and security position listings for the purpose of enabling the Purchaser to disseminate the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list, or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares which are validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Time. Shares will be accepted as soon as practicable after the later to occur of (i) the Expiration Time, and (ii) the satisfaction or waiver of the conditions set forth in Section 5. Any determination concerning the satisfaction of the terms and conditions of the Offer will be in the reasonable discretion of the Purchaser. See Section 5. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to the applicable SEC rules, payment for, Shares in order to comply in whole or in part with any applicable law. See Section 12.

     In all cases, payment for Shares which are tendered in response to the Offer and accepted for payment will be made only after timely receipt by the Depositary of (a) the certificate(s) representing the tendered Shares (the "Share Certificates"), or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of the Shares (if that procedure is available) into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility"), as described in Section 3; (b) a properly completed and duly executed Letter of Transmittal (or facsimile of one), or an Agent's Message in connection with a book-entry transfer; and (c) any other documents required by the Letter of Transmittal.

     An "Agent's Message" is a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility which is tendering Shares that the participant has received, and agrees to be bound by the terms of, the Letter of Transmittal and that the Purchaser may enforce that agreement against the participant.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, tendered Shares when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of the Shares for payment. Payment for Shares which are accepted will be made by deposit of the aggregate purchase price for all the Shares which are accepted for payment with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL THE PURCHASER PAY INTEREST ON THE OFFER PRICE BY REASON OF ANY DELAY IN PAYING FOR SHARES. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser's obligation to pay for Shares will be satisfied and tendering stockholders must look solely to the Depositary for payment of amounts owed to them by reason of the acceptance of their Shares pursuant to the Offer. If, for any reason, acceptance for payment of or payment for any Shares tendered in response to the Offer is delayed, or the Purchaser is prevented from accepting for payment or paying for Shares which are tendered in response to the Offer, the Depositary may, nevertheless, retain tendered Shares on behalf of the Purchaser and those Shares may not be withdrawn, except to the extent the tendering stockholder exercises withdrawal rights as described in Section 4. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as the charges and expenses of the Depositary and the Information Agent.

     If any tendered Shares are not accepted for payment for any reason, or if certificates which are submitted evidence more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned or sent, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, Shares which are not purchased will be credited to an account at that Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     Subject to the terms of the Merger Agreement, the Purchaser reserves the right to transfer or assign, in whole, or in part from time to time, to one or more of its affiliates the right to purchase all or any portion of the Shares which are tendered in response to the Offer, but such a transfer or assignment will not relieve the

Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares which are validly tendered in response to the Offer and accepted for payment.

     3.  PROCEDURES FOR TENDERING SHARES.

     Valid Tender of Shares. Except as set forth below, in order for Shares to be validly tendered in response to the Offer, (a) a Letter of Transmittal or a facsimile of one, properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time; and (b) either (i) the certificates representing the tendered Shares must be received by the Depositary along with the Letter of Transmittal; (ii) the Shares must be tendered using the procedure for book-entry transfer described below, and the Book-Entry Confirmation must be received by the Depositary prior to the Expiration Time; or (iii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL, AND OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. ITEMS WILL BE DEEMED DELIVERED ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, a Letter of Transmittal or a facsimile of one, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, as well as the Book Entry Confirmation relating to the Shares, must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time or the guaranteed delivery procedures described below must be followed.

     REQUIRED DOCUMENTS MUST BE TRANSMITTED TO AND RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER PAGE OF THIS OFFER TO PURCHASE. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY OR TO THE PURCHASER DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. Signatures on Letters of Transmittal need not be guaranteed, unless, in the case of the Letter of Transmittal, the Shares to which they relate are being tendered by a registered holder of Shares who has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal. Signatures on Letters of Transmittal on which either of those boxes has been completed must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program (each an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal.

     If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates representing Shares which are not tendered or are not accepted for payment are to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed. See Instructions 1 and 5 of the Letter of Transmittal.

     If Share Certificates are delivered to the Depositary at different times, a properly completed and duly executed Letter of Transmittal (or facsimile of one) must accompany each delivery.

     Guaranteed Delivery. If a stockholder wishes to tender Shares in response to the Offer but the Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Time, or the procedure for book-entry transfer cannot be completed on a timely basis, the Shares may nevertheless be tendered as follows:

          (i) the tender must be made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided with this Offer to Purchase, must be received by the Depositary before the Expiration Time; and

          (iii) the Share Certificates representing all tendered Shares, in proper form for transfer, or the Book-Entry Confirmation, together with a properly completed and duly executed Letter of Transmittal (or facsimile of one), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal must be received by the Depositary within three Nasdaq National Market trading days after the date of execution of the Notice of Guaranteed Delivery.

     A Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary, but must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery distributed with this Offer to Purchase.

     Payment for Shares which are accepted for payment will be made only after
(i) timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile of one), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal. Accordingly, it is possible that payment will not be made to all tendering stockholders at the same time.

     Backup United States Federal Withholding Tax. Under the United States Federal income tax laws, the Depositary may be required to withhold 31% of the amount of any payments made to certain stockholders. To prevent backup Federal income tax withholding, each tendering stockholder must provide the Depositary with the stockholder's correct taxpayer identification number, or certify that the stockholder is exempt from backup Federal income tax withholding, by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 of the Letter of Transmittal.

     Appointment as Proxy. By executing a Letter of Transmittal, a tendering stockholder irrevocably appoints designees of the Purchaser as the tendering stockholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the stockholder's rights with respect to the Shares tendered by the stockholder and accepted for payment by the Purchaser (and with respect to any other securities issued in respect of those Shares on or after the date of this Offer to Purchase). That proxy is considered coupled with an interest in the tendered Shares. This appointment will be effective if, when and to the extent that the Purchaser accepts the tendered Shares for payment pursuant to the Offer. When tendered Shares are accepted for payment, all prior proxies given by the stockholder with respect to the tendered Shares and any other securities issued in respect of them will, without further action, be revoked, and no subsequent proxies may be given. The designees of the Purchaser will, with respect to the tendered Shares and any other securities for which the appointment is effective, be empowered to exercise all voting and other rights of the tendering stockholder as they, in their sole discretion, deem proper at any annual, special, adjourned or postponed meeting of the Company's stockholders, and the Purchaser reserves the right to require that in order for Shares or other securities to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Shares, the Purchaser will be able to exercise full voting rights with respect to the Shares.

     Proxies are effective only as to Shares accepted for payment pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's stockholders. Any solicitation of proxies will be made only pursuant to separate proxy soliciting materials complying with the Exchange Act.

     Determinations Regarding Tenders. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any Shares using any of the procedures described above will be determined by the Purchaser, in its sole discretion, and the Purchaser's determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of Shares which it determines were not in proper form or if the acceptance for payment of, or payment for, the Shares may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions to it) will be final and binding. None of the Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

     Binding Agreement. The Purchaser's acceptance for payment of Shares tendered in response to the Offer will constitute a binding agreement by the tendering stockholder to sell, and by the Purchaser to purchase, the tendered Shares on the terms and subject to the conditions of the Offer.

     4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Shares made in response to the Offer are irrevocable. Shares tendered in response to the Offer may be withdrawn at any time prior to the Expiration Time and, unless they have been accepted for payment by the Purchaser, may also be withdrawn at any time after November 15, 1999.

     If the Purchaser extends the Offer, is delayed in its acceptance of Shares for payment or is unable to accept Shares for payment for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, retain tendered Shares on behalf of the Purchaser, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdraw them as described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written or facsimile transmission of a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. A notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share Certificates have been tendered) the name of the registered holder, if different from that of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the release of those Share Certificates, the serial numbers shown on the particular Share Certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. After Shares are properly withdrawn, they will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Time using one of the procedures described in Section 3.

     All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

     5. CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless the Minimum Condition is met prior to the Expiration Date or such later date as the Offer may be extended as provided in
Section 1.1(a) of the Merger Agreement or by an amendment to the Merger Agreement. Furthermore, notwithstanding any other term of the Offer, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer, subject to the terms and conditions of the Merger Agreement and Purchaser's obligation to extend the Offer pursuant to the Merger Agreement, if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (capitalized terms below not previously defined having the meanings provided for in the Merger Agreement):

          (a) any material Governmental Approvals required to be obtained or any material filings, notices or declarations with or to Governmental Authorities required to be made by the parties or their Subsidiaries, officers, directors and affiliates in order to consummate the Offer, shall fail to have been obtained or made, or if obtained or made, any such approval does or would contain any conditions, limitations or restrictions that have or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect;

          (b) a Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order which is in effect and has the effect of making the acquisition of Shares by Purchaser, the Offer, the Merger or the other transactions contemplated by the Merger Agreement illegal or prohibits or imposes material limitations on the ability of Purchaser to consummate the Offer, the Merger or the acquisition of the Shares or otherwise prohibits(directly or indirectly) consummation of the transactions contemplated by the Merger Agreement or prohibits or imposes material limitations on the ability of Parent to own or operate all or a material portion of the Company's and its subsidiaries' businesses or assets, taken as a whole;

          (c) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer (unless a representation speaks as of an earlier date, in which case if any such representation is not true and correct as of such earlier date), which breaches have not been cured within 10 business days after the giving of written notice to the Company;

          (d) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under this Merger Agreement, which breaches have not been cured within 10 business days after the giving of written notice to the Company; or

          (e) the Merger Agreement shall have been terminated in accordance with its terms;

          (f) Parent, Purchaser and/or one or more of their respective subsidiaries shall not have obtained the Debt Financing (as defined in Section 10), on terms and conditions satisfactory in form and substance to Parent and Purchaser in their sole reasonable discretion (including the availability of funds for the loans described in "Special
     Factors -- Interests of Certain Persons", which loans shall be permitted to be made immediately after the Effective Time) in amounts that, together with cash and cash equivalents of the Company as of the Effective Date, is sufficient to satisfy the Uses of Funds (as defined in the Merger Agreement) (the "Financing Condition");

          (g) the number of Shares as to which the holders thereof have properly exercised, or reasonably appear to have properly exercised, dissenters' rights, if any, with respect to the Merger exceed three percent (3%) of the total number of Shares outstanding as of the date of the Merger Agreement, which, in the reasonable judgment of Parent or Purchaser in any such case, and regardless of the circumstances (including any action or omission by Parent or Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payments therefor.

     The foregoing conditions in paragraphs (a) through (g) are for the sole benefit of Purchaser and Parent and may, subject to the terms of the Merger Agreement and except for the Minimum Condition, be waived by Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     6. PRICE RANGE OF SHARES. The Class A Shares and Class B Shares are traded on the Nasdaq National Market under the symbols "HERBA" and "HERBB," respectively. The following table sets forth the high and low sales prices for each quarterly period since the fourth quarter of 1997, and for the current fiscal year to date, of the Class A Shares and Class B Shares. The sales prices in the table were taken from a written summary provided to Herbalife by NASDAQ. Prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                        CLASS A SHARES     CLASS B SHARES
                                                        --------------     --------------
                                                        HIGH      LOW      HIGH      LOW
                                                        -----     ----     -----     ----
1997:
  Fourth quarter commencing December 15, 1997*........   $24      $20 1/2   $23      $20
1998:
  First quarter.......................................    28 5/8   19 7/16   27 1/4   17 3/4
  Second quarter......................................    29       21 1/2    26 7/8   19 1/8
  Third quarter.......................................    28 1/2    8 7/8    23 7/8    6 5/8
  Fourth quarter......................................    15 3/16   7 1/2    12 1/8    6
1999:
  First quarter.......................................    16 1/4   10 7/8    13        8 29/32
  Second quarter......................................    12 1/8   10         9 3/4    8 5/16
  Third quarter (through September 16, 1999)..........    16       10 1/16   15 5/8    8 3/8

---------------
* Herbalife's recapitalization into a dual class capital structure became effective December 12, 1997. Beginning December 15, 1997, Herbalife's public equity commenced trading as the Class A Shares and the Class B Shares. Prior to December 15, 1997, Herbalife's shares traded under the symbol "HERB" on the Nasdaq National Market System. During the fourth quarter of 1997 prior to December 15, the high sales price of Herbalife's old common stock was $27 7/8 per share and the low sales price was $19 1/4 per share. During the third quarter of 1997, the high sales price of Herbalife's old common stock was
 $26 1/4 per share and the low sales price was $14 7/8 per share.

     On September 13, 1999, the last trading day prior to announcement of the execution of the Merger Agreement, the closing price per Share of the Class A Shares and the Class B Shares, respectively, as reported by the Nasdaq National Market System was $12 and 9 5/32. On that day, the high and low bid quotations per Share of Class A Shares and Class B Shares as reported by the Nasdaq National Market were $12 6/32 and $11 3/4, and $9 1/4 and $9 1/16, respectively. On September 16, 1999, the last full day of trading prior to the commencement of the Offer, the closing price per share of the Class A Shares and the Class B Shares, respectively, as reported by the Nasdaq National Market was $14 13/16 and $14 3/8, respectively.

     STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     7. CERTAIN INFORMATION CONCERNING THE COMPANY. The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the Securities and Exchange Commission and other public sources. Neither the Purchaser nor Parent assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in those documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of that information of which neither the Purchaser nor Parent is aware.

     Herbalife sells a wide range of weight management products, food and dietary supplements and personal care products worldwide. As of June 30, 1999, Herbalife conducted business in 44 countries located in Asia/ Pacific Rim, Europe and the Americas and operated through 40 domestic and foreign subsidiaries. Herbalife products are marketed exclusively through a network marketing system. This system enables Herbalife's independent distributors to earn profits by selling Herbalife products to retail consumers or other distributors. Distributors may also develop their own distributor downline organizations by sponsoring other distributors to do business in any market where Herbalife operates, entitling the sponsors to receive cash incentives (including royalty overrides and bonuses) on product sales within their downline organizations. Herbalife is the issuer of the stock which is subject to the Rule 13e-3 transaction.

     Herbalife began operations in February 1980 as a California limited partnership and operated in that form through December 1985, with the exception of an interim period from October 1981 through August 1983 when the business was operated through a California corporation. In January 1986, Herbalife's business was transferred from the California limited partnership to its corporate general partner, Herbalife International of America, Inc. In November 1986, Herbalife International of America, Inc. was acquired in a stock-for-stock reorganization by Sage Court Ventures, Inc. As a result of the acquisition, Herbalife International of America, Inc. became a wholly owned subsidiary of Sage Court and the former stockholders of Herbalife International of America, Inc. acquired a controlling interest in Sage Court. Sage Court's name was formally changed to Herbalife International, Inc. in December 1986.

     For additional information concerning the Company's financial projections, see "Special Factors -- Certain Financial Projections."

     The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company 10-K and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999 (the "Company 10-Q"). More comprehensive financial information is included in the Company 10-K and the Company 10-Q and the other documents filed by the Company with the SEC, and the financial data set forth below is qualified in its entirety by reference to those reports and other documents. They may be examined and copies may be obtained from the SEC's offices in the manner set forth below.

                         HERBALIFE INTERNATIONAL, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                        SIX MONTHS
                                                        YEAR ENDED DECEMBER 31,                       ENDED JUNE 30,
                                       ----------------------------------------------------------   -------------------
                                         1994       1995        1996         1997         1998        1998       1999
                                       --------   --------   ----------   ----------   ----------   --------   --------
INCOME STATEMENT DATA:
Retail sales.........................  $884,058   $923,644   $1,200,144   $1,490,693   $1,644,837   $796,589   $854,563
Less -- Distributor allowances on
  product purchases..................   417,177    434,640      568,209      708,241      778,195    376,869    401,774
                                       --------   --------   ----------   ----------   ----------   --------   --------
Net sales............................   466,881    489,004      631,935      782,452      866,642    419,720    452,789
Cost of sales........................   130,707    143,557      168,432      205,070      230,818    108,146    116,116
Royalty overrides....................   125,820    138,940      184,669      233,883      250,905    122,676    134,940
                                       --------   --------   ----------   ----------   ----------   --------   --------
Gross profit.........................   210,354    206,507      278,834      343,499      384,919    188,898    201,733
Marketing, distribution and
  administrative expenses............   139,629    176,046      210,087      257,514      306,589    140,645    163,011
Restructuring expense................        --      2,300           --           --           --         --         --
Interest income -- net...............     2,919      3,404        4,084        4,535        2,533      1,675        837
                                       --------   --------   ----------   ----------   ----------   --------   --------
Income before income taxes and
  minority interest..................    73,644     31,565       72,831       90,520       80,863     49,928     39,559
Income taxes.........................    27,616     11,837       28,040       34,850       31,132     19,222     15,230
Minority interest....................        --         --           --        1,003        1,233        590        424
                                       --------   --------   ----------   ----------   ----------   --------   --------
Net income...........................  $ 46,028   $ 19,728   $   44,791   $   54,667   $   48,498   $ 30,116   $ 23,905
                                       ========   ========   ==========   ==========   ==========   ========   ========
Earnings per share:
  Basic..............................  $   1.54   $   0.66   $     1.50   $     1.81   $     1.68   $   1.03   $   0.84
  Diluted............................  $   1.50   $   0.65   $     1.43   $     1.72   $     1.60   $   0.99   $   0.79
Cash dividends per common share......  $   0.80   $   0.74   $     0.60   $     0.60   $     0.60   $   0.30   $   0.30
Weighted average shares used in the
  calculation of net income per share
  Basic..............................    29,864     29,904       29,803       30,193       28,897     29,110     28,586
  Diluted............................    30,768     30,313       31,379       31,803       30,342     30,565     30,301
BALANCE SHEET AND OTHER DATA:
Working capital......................  $ 89,825   $ 85,126   $  109,662   $  125,986   $  120,623   $118,983   $127,056
Total assets.........................   174,057    207,690      269,114      314,580      348,183    309,239    356,541
Total debt(b)........................     1,490      2,964        4,799        4,115        4,996      3,866      5,122
Stockholders' equity.................   109,815    109,530      138,468      154,733      163,811    152,553    175,416
Book value per share.................      3.68       3.66         4.65         5.12         5.67       5.24       6.14
Ratio of earnings to fixed
  charges(a).........................      44.2x      14.3x        19.3x        16.8x        10.6x      14.9x      10.6x

---------------
(a) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, plus fixed charges. Fixed charges consist of interest expense, and a portion of operating lease rental expense deemed to be representative of the interest factor.

(b) Total debt includes long-term debt and the current portion of long-term debt.

     The Company is subject to the informational and reporting requirements of the Exchange Act and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of those persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: Seven World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington,

D.C. 20549. The SEC also maintains an Internet site on the world wide web at http://www.sec.gov that contains reports, proxy statements and other information. Reports, proxy statements and other information concerning the Company should also be available for inspection at the offices of Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006. All of the information with respect to the Company and its affiliates set forth in this Offer to Purchase has been derived from publicly available information.

     8.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND THE PARENT.

     The Purchaser is a Nevada corporation, and the Parent is a Delaware limited liability company, organized in order to enter into the transactions which are the subject of the Merger Agreement (including the Offer and the Merger). The principal executive offices of the Purchaser and the Parent are located at c/o Herbalife International, Inc., 1800 Century Park East, Los Angeles, California 90067. The Purchaser is wholly owned by the Parent. Neither the Purchaser nor the Parent have any significant assets or liabilities and neither entity has engaged in activities other than those incidental to its formation and capitalization, its execution of the Merger Agreement and preparation for the Offer and the Merger because both the Purchaser and the Parent are newly formed and have minimal assets and capitalization, no meaningful financial information regarding them is available.

     During the last five years none of the Purchaser's or Parent's officers, directors or general partners was (1) convicted in a criminal proceeding; or (2) party to a civil proceeding of a judicial or administrative body and as a result of the proceeding was or is subject to a judgment enjoining future violations of or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

     Neither Purchaser nor Parent is subject to the informational and reporting requirements of the Exchange Act and neither Purchaser nor Parent is required to file reports and other information with the Commission relating to its businesses, financial condition or other matters.

     The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I.

     Except as set forth in this Offer to Purchase, none of the Purchaser, Parent or, to the best of their knowledge, any of the persons listed on Schedule I or any associate or majority owned subsidiary of any of those persons beneficially owns any equity security of the Company, and none of the Purchaser, the Parent or, to the best of their knowledge, any of the other persons referred to above, or any of their respective directors, executive officers or subsidiaries, has effected any transaction in any equity security of the Company during the past 60 days.

     Except as described in this Offer to Purchase, none of the Purchaser, Parent or, to the best of their knowledge, any of the persons listed on Schedule I has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Except as described in this Offer to Purchase, none of the Purchaser, Parent or, to the best of their knowledge, any of the persons listed on Schedule I has had any transactions with the Company or any of its executive officers, directors or affiliates that would require reporting under the rules of the SEC.

     Except as described in this Offer to Purchase, since January 1, 1996, there have been no contacts, negotiations or transactions between the Parent or the Purchaser, or their respective subsidiaries, or, to the best of their knowledge, any of the persons listed in Schedule I, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

     9. FINANCING OF THE OFFER AND THE MERGER. Approximately $500 million will be required to finance the Offer, the Merger and the loans to the Hughes-controlled entities and to pay related expenses and fees. Approximately $440 million of this amount will be financed through third party indebtedness, and the balance of approximately $60 million will be funded from cash on Herbalife's balance sheet. The third party indebtedness is expected to be financed with a combination of borrowings by Herbalife under a new senior credit facility with a syndicate of major commercial banks and the issuance by Herbalife of new subordinated debentures to qualified institutional buyers in a Rule 144A offering. The 144A offering would provide customary registration rights in a registered exchange offer after such 144A offering. It is expected that the senior credit facility will consist of one or more term loans and a revolving credit facility, and that it will be secured by substantially all of Herbalife's assets. The subordinated debentures will be unsecured and are expected to have a term of seven years. The other terms and conditions of these sources of financing are expected to be those customary for similar debt financing transactions. Herbalife's financial advisor, Donaldson, Lufkin & Jenrette, has advised it that, subject to certain conditions, it is highly confident that such financing in the aggregate amount described above could be arranged. Herbalife currently expects to borrow the required funds at interest rates prevailing for similar transactions at the time of the completion of the Offer and the Merger. Herbalife may, however, revise the allocation between these two sources of credit in light of market and business conditions at the time of borrowing. The Merger Agreement provides for a financing condition. Therefore, notwithstanding Donaldson, Lufkin & Jenrette's expression of confidence, it is possible that the financing required to consummate the Offer and the Merger will not be available. In that case, none of Mr. Hughes, Purchaser or Parent would have an obligation to complete the Offer or the Merger. Herbalife intends to repay the indebtedness principally through corporate earnings. It may also refinance portions of the indebtedness in the future.

     10.  THE MERGER AGREEMENT.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five business days after the initial public announcement of the execution of the Merger Agreement.

     The Merger Agreement provides that the obligation of Parent to, and of Parent to cause Purchaser to, consummate the Offer and accept for payment, and pay for, any Shares tendered and not withdrawn pursuant to the Offer is subject only to the conditions set forth above in Section 5 (the "Offer Conditions") (any of which may be waived in whole or in part by Purchaser in its sole discretion; provided, however, that Purchaser may not waive the Minimum Condition (as defined above in Section 5) without the prior written consent of the Company). Purchaser expressly reserved in the Merger Agreement the right, subject to compliance with the Exchange Act, to modify the terms of the Offer, except that, without the express written consent of the Company, neither Parent nor Purchaser may (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price; (iii) add to or modify the Offer Conditions; (iv) except as provided in the next paragraph, change the Expiration Time of the Offer; (v) change the form of consideration payable in the Offer; or (vi) amend, alter, add or waive any term of the Offer in any manner adverse to the holders of the Shares.

     Notwithstanding the foregoing, if on any scheduled Expiration Time of the Offer, which shall initially be 20 business days after the commencement date of the Offer, all Offer Conditions have not been satisfied or waived, the Merger Agreement provides that Purchaser may, without the consent of the Company, and at the request of the Company shall, from time to time, extend the Expiration Time of the Offer, and Purchaser may, without the consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the SEC staff applicable to the Offer. The Merger Agreement provides that subject only to the conditions set forth above in
Section 5, Purchaser shall, and Parent shall cause Purchaser to, as soon as practicable after the expiration of the Offer, accept for payment, and pay for, all Shares validly tendered and not withdrawn that Purchaser becomes obligated to accept for payment pursuant to the Offer.

     The Merger. The Merger Agreement provides that upon the terms and subject to the conditions set forth in such agreement, and pursuant to Section 92A.250 of the Nevada Revised Statutes (the "NRS"), at the Effective Time (as defined below) (i) Purchaser shall be merged with and into the Company and the separate existence of Purchaser shall cease; (ii) the Company shall continue as the Surviving Corporation (the "Surviving Corporation") and shall continue to be governed by the laws of the State of Nevada; and (iii) the separate corporate existence of the Company shall continue unaffected by the Merger.

     The Continuing Stockholder currently owns a sufficient number of Shares to approve the Merger without the vote of any other stockholders, and has already given its written consent to the Merger. Prior to consummation of the Merger, the Company shall disseminate to its stockholders a Schedule 14C Information Statement describing the Merger.

     Subject to the provisions of the Merger Agreement, as soon as practicable on or after the satisfaction or waiver of the conditions set forth in "Conditions to the Merger" (the "Merger Conditions"), the parties shall file and execute articles of merger (the "Articles of Merger") with the Secretary of State of the State of Nevada, in such form as required by and executed in accordance with the relevant provisions of the NRS, and shall make all other filings or recordings required under the NRS and other applicable law. The Merger shall become effective at the time and on the date which the Articles of Merger are duly filed with the Secretary of State of the State of Nevada or at such later time as the parties shall agree and specified in the Articles of Merger (the "Effective Time"). The Merger Agreement further provides that notwithstanding anything contrary therein, in the event that Purchaser shall acquire 90% of both classes of the issued and outstanding Shares, including Shares accepted for purchase pursuant to the Offer, then the parties will, at the request of Parent or Purchaser, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without approval of the Company's stockholders, in accordance with
Section 92A.180 of the NRS.

     The Merger Agreement provides that the directors and officers of Purchaser at the Effective Time will be the initial directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed. The Merger Agreement also provides that (i) the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation, until amended in accordance with such articles and the NRS; and (ii) the bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until amended as provided by law, its articles of incorporation and bylaws.

     Conversion of Capital Stock. The Merger Agreement provides that as of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares or any shares of capital stock of Purchaser:

          (i) Each issued and outstanding share of capital stock of Purchaser shall be converted into and become one fully paid and nonassessable Class A Share, par value $.01 per Share, of the Surviving Corporation;

          (ii) Each Share that is owned by the Company and each Share that is owned by Purchaser or Purchaser shall automatically be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor;

          (iii) Each issued and outstanding Class A Share that is owned by one or more limited liability companies owned by Mr. Hughes and which hold a portion of Mr. Hughes's Shares (collectively, "Debtor LLC") shall become one fully paid and nonassessable Class B Share of the Surviving Corporation, and each issued and outstanding Class B Share that is owned by Debtor LLC shall remain outstanding; and

          (iv) Subject to the rights of stockholders ("Dissenting Stockholders") who properly exercise their right of appraisal under the NRS in regard to their Shares ("Dissenting Shares"), each issued and outstanding Share (other than Shares to be canceled or to remain outstanding in accordance with clause (ii) above, and other than Dissenting Shares) shall be converted into the right to receive in cash, without interest, $17.00 per Share (the "Merger Consideration"). The Merger Agreement provides that as of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificate, without interest.

     Stock Options. The Merger Agreement provides that at the Effective Time, each issued and outstanding warrant, option and other right to acquire Company Securities (an "Option"), but excluding all such Options held by the Continuing Stockholder, if not already vested, will become vested and shall terminate. Each holder of any such Option will receive an amount in cash equal to the product of (i) the number of Shares subject to such Option immediately prior to the Effective Time; and (ii) the excess (if any) of the per Share Merger Consideration over the per Share exercise price of such Option, multiplied by the number of Shares for which such Option is exercisable immediately prior to the Effective Time. All Options held by the Continuing Stockholder shall be cancelled without the right to receive consideration of any kind for such Options.

     Representation and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including the following representations by the Company: organization and qualification of company and its significant subsidiaries, capital structure, power and authorities, recommendations of the Board of Directors, anti-takeover provisions, consents and approvals, no violations, supplied information and brokers and finders, and the following representation and warranties of Parent and Purchaser: organization, authority, consents and approvals, no violations, supplied information, interim operations of Purchaser, capitalization, solvency, and brokers and finders.

     The Parent and the Purchaser also represent and warrant that the Company has received written assurances from Donaldson, Lufkin & Jenrette, dated September 13, 1999 relating to such firm's confidence that financing for the Offer, the Merger and related transactions as described in the Merger Agreement (the "Debt Financing") could be arranged, and that the Continuing Stockholder has issued the Equity Commitment, true and complete copies of which have been provided to the Special Committee and the Board of Directors. Funds from the Debt Financing, together with Company cash and cash equivalents would be sufficient to fund: (i) the Offer; (ii) the Merger Consideration for all Shares subject to conversion in accordance with the Merger Agreement; (iii) the other transactions contemplated by the Merger Agreement (including, without limitation, the cancellation of all outstanding warrants, options and other rights to acquire Company securities for their spread value, and the loans described in "Special Factors -- Interests of Certain Persons"; (iv) all fees and expenses of the Company, Parent and Purchaser incurred in connection with the transactions contemplated by the Merger Agreement; and (v) the working capital needs of the Company following the Merger, including, without limitation, if applicable, letters of credit (collectively, the funds required for the matters specified in clauses (i)-(v) are referred to as the "Uses of Funds"). None of the representations and warranties of the Company, Parent or Purchaser will survive the Effective Time.

     Pursuant to the Equity Commitment, the Continuing Stockholder has agreed not to tender in response to the Offer any of the Shares of the Company beneficially owned by the Continuing Stockholder and to ensure none of the Shares beneficially owned by the Continuing Stockholder will be cancelled for cash in the Merger.

     Payment of Dividends. Under the Merger Agreement, the Company has covenanted and agreed that, prior to the Effective Time, the Company will continue to declare and pay its regular quarterly cash dividend on the Shares in accordance with prior practice. In addition, the Company will declare two additional special dividends. A special dividend shall be paid to holders of record on the close of business on the date the Offer is consummated, in an amount equal to the Company's most recent quarterly dividend rate, pro rated for the period consisting of the number of days elapsed since the last regular quarterly dividend record date through and including the date of the consummation of the Offer. In addition, a second special dividend shall be paid to holders of record on the close of business on the last business day prior to the Effective Time, in an amount equal to the Company's most recent quarterly dividend rate, pro rated for the period consisting of the number of days elapsed since the last regular or special dividend record date (including the first special dividend record date) through and including the Effective Time.

     No Solicitation. The Merger Agreement provides that the Company, its subsidiaries and their affiliates will not, and the Company, its subsidiaries and their affiliates will use their reasonable efforts to ensure that their respective officers, directors, employees, investment bankers, attorneys, accountants and other representatives and agents do not, directly or indirectly, initiate, solicit, encourage or participate in negotiations or discussions relating to, or provide any information to any natural person, corporation, partnership, limited liability company or entity (each, a "Person") concerning, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined below) relating to the Company, its subsidiaries or any affiliate, or any inquiry with respect thereto, or agree to approve or recommend any Acquisition Proposal; provided, however, that prior to the Effective Time, the Special Committee may take such action if in the opinion of the Special Committee after consultation with its counsel, the failure to take any of the foregoing actions would be inconsistent with the fiduciary duties of the Special Committee to the stockholders (other than the Continuing Stockholder) under applicable law. Furthermore, if taking any such action involves, directly or indirectly, providing access and/or furnishing information concerning the Company's business, properties or assets to any Person, the access and/or information shall be provided only pursuant to any appropriate confidentiality agreement.

     The Merger Agreement also provides that the Company (acting through the Special Committee) shall promptly notify Parent of any such offers, proposals or Acquisition Proposals (including, without limitation, the terms and conditions and the identity of the Person making such offer or proposal), and will keep Parent apprised of all developments with respect to any such Acquisition Proposal, including without limitation, any modifications thereof. In addition, the Merger Agreement provides that no provision of the Merger Agreement will prohibit the Company or the Special Committee from: (i) taking and disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act; or
(ii) making such disclosure to the Company's stockholders which, in the opinion of the Special Committee, after consultation with its counsel, may be required under applicable law.

     As used in the Merger Agreement, "Acquisition Proposal" means any tender or exchange offer involving the Company or its securities, any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, the Company, any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company. For purposes of the Merger Agreement, the term "Acquisition Proposal" shall not apply to any transaction involving Parent, Purchaser or their respective affiliates.

     Cooperation With Financing. The Merger Agreement provides that Parent, Purchaser and Mr. Hughes shall use commercially reasonable best efforts to obtain the Debt Financing for the Offer and the Merger. The Company agrees to provide, and use commercially reasonable efforts to cause its subsidiaries, its officers and employees, representatives and advisors, to provide all necessary cooperation reasonably requested by Parent, Purchaser and Mr. Hughes in connection with such financing, including causing its appropriate officers and employees to be available on a customary basis for "road show" appearances, the preparation of disclosure documents in connection therewith, and causing its independent accountants and counsel to provide assistance to Parent, Purchaser and Mr. Hughes as reasonably required in connection with such financing. The Merger Agreement also provides that the Company's obligations shall not include any obligation to obtain any extraordinary waivers, consents or approvals to loan agreements, leases or other contracts or to agree to an adverse modification thereof, to prepay or incur additional obligations to any other parties or to incur or become liable for any other costs or expenses. In addition, under the terms of the Merger Agreement, Parent and Purchaser are obligated to keep the Company informed of the status of their arrangements for the financing, including providing prompt written notification to the Company with respect to certain material adverse developments relating to the contemplated financing. In the event Parent and Purchaser are unable to arrange any portion of the Debt Financing, Parent and Purchaser shall use commercially reasonable best efforts (but without any requirement to expend additional funds or modify in a manner adverse to Parent, Purchaser of Mr. Hughes any of the terms of the Offer, the Merger or the other transactions contemplated by the Merger Agreement) to arrange any such portion from alternative sources on substantially the same terms and conditions as such portion of the financing. The Merger Agreement further provides that the Company is not required to enter into any credit agreement, indenture, guarantee or similar agreement related to the Debt Financing (other than by operation of law upon consummation of the Merger) without the consent of the Special Committee.

     The Merger Agreement provides that prior to the acceptance for purchase of the Shares properly tendered in the Offer, Mr. Hughes shall, and shall have caused each direct or indirect entity controlled by him to have complied in all material respects with the equity commitment made by him and referenced in the Merger Agreement.

     Other Agreements of Parent, Purchaser and the Company. The Company has agreed that, upon reasonable notice, it shall: (i) give Parent, Purchaser and their respective officers, employees, accountants, counsel, financing sources and other agents and representatives full access to all buildings, officers, and other facilities and to all contracts, books, tax returns and other records of the Company; (ii) promptly furnish a copy of each report and other document filed or received by it during such period prior to the Effective Time, pursuant to the requirements of Federal securities law or regulations; (iii) permit Parent and Purchaser to make inspections as they may require; (iv) cause its officers to furnish such financial, operating, technical and product data (including financial statements) as reasonably requested by Parent or Purchaser;
(v) allow Parent and Purchaser the opportunity to interview the Company's employees and other personnel with the Company's prior written consent; and (vi) assist and cooperate with Parent and Purchaser with respect to the foregoing.

     The parties to the Merger Agreement have agreed to cooperate with each other and use their reasonable best efforts: (i) to promptly prepare and file all necessary documentation; (ii) to effect all applications, notices, petitions and filings; (iii) to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental authorities which are necessary or advisable to consummate the transactions contemplated by the Merger Agreement; and (iv) to comply with the terms and conditions of all such approvals. Under the terms of the Merger Agreement, each of Parent and the Company have also agreed to notify the other party promptly of the receipt of comments or request from governmental authorities relating to governmental approvals, and to supply the other party with copies of all correspondence between the notifying party or any of its representatives and governmental authorities with respect to governmental approvals.

     Under the Merger Agreement, the Company has also agreed to give prompt notice to Parent of: (i) any notice of default receive by prior to the Effective Time under any material instrument or material agreement to which it is a party or by which it is bound, which default, if not remedied, would render materially incomplete or untrue any representation or warranty made pursuant to the Merger Agreement; (ii) any suit, action or proceeding instituted or, to the knowledge of the Company, threatened against or effecting the Company prior to the Effective Time which, if adversely determined, would render materially incorrect any representation or warranty made pursuant to the Merger Agreement; and (iii) any material breach of the Company's covenants hereunder or the occurrence of any event that is reasonably likely to cause any of its representations and warranties made to become incomplete or untrue in any material respect.

     Subject to the terms and conditions contained therein, the parties to the Merger Agreement have also agreed to use all reasonable efforts to take (or cause to be taken) all action and to do (or cause to be done), all things necessary, proper or advisable under applicable laws and regulations, or to remove any injunctions or other impediment or delays, to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

     Certain Use of Proceeds. The Merger Agreement provides that the Surviving Corporation, immediately after the Effective Time, will make loans to a company controlled and beneficially owned by Mr. Hughes, in the form and on the terms and conditions satisfactory to Parent and Mr. Hughes in their sole reasonable discretion (as more fully described in Exhibit B to the Merger Agreement and summarized above in "Special Factors -- Interests of Certain Persons -- The Board of Directors").

     Solvency Matters. Under the terms of the Merger Agreement, Parent and the Company have agreed to jointly retain a mutually satisfactory appraisal firm (the "Appraiser") to provide a letter to the Special Committee and the Board of Directors of the Parent (the "Solvency Letter") to the effect that the financing to be provided to Purchaser to effect the Offer and the Merger and the other transactions contemplated in the Merger Agreement will not cause: (i) the fair salable value of the Surviving Corporation's assets to be less than the total amount of its existing liabilities; (ii) the fair salable value of the assets of the Surviving Corporation to be less than the amount that will be required to pay its probable liabilities on its existing debts as they mature; (iii) the Surviving Corporation not to be able to pay its existing debts as they mature; or (iv) the Surviving Corporation to have an unreasonably small capital with which to engage in its business.

     The Merger Agreement further provides that the Appraiser will be requested to deliver a Solvency Letter as promptly as practicable. If the Appraiser is unable to deliver the Solvency Letter or the Solvency Letter is not reasonably acceptable to the Special Committee (after reasonable efforts are made to remedy any deficiencies in the Solvency Letter), Parent and Purchaser have covenanted and agreed in the Merger Agreement that, notwithstanding anything to the contrary in the Merger Agreement, Parent and Purchaser shall not consummate the Offer.

     Indemnification, Exculpation and Insurance. In the Merger Agreement, Parent has agreed that all rights to indemnification and exculpation (including the advancement of expenses) from liabilities for acts or omissions occurring at or prior to the Effective Time (including with respect to the transactions contemplated by the Merger Agreement) existing as of September 13, 1999 or at the Effective Time in favor of the then current or former directors or officers of the Company as provided in the Company's Amended and Restated Articles of Incorporation, the Company's Restated Bylaws or any indemnification agreements (each as in effect on September 13, 1999) shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect without amendment, modification or repeal in accordance with their terms; provided, however, that if any claims are asserted or made during the continuance of such terms, all rights to indemnification (and to advancement of expenses) under the Merger Agreement in respect of any such claims shall continue, without diminution, until disposition of any and all such claims.

     The Merger Agreement provides that in the event that Parent, the Surviving Corporation or any of their successors or assigns: (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall expressly assume the obligations set forth above. In the event the Surviving Corporation transfers any material portion of its assets, in a single transaction or in a series of transactions, Parent has agreed in the Merger Agreement that it will either guarantee the indemnification obligations referred to in paragraph (a) above or take such other action to insure that the ability of the Surviving Corporation, legal and financial, to satisfy such indemnification obligations will not be diminished in any material respect.

     The Merger Agreement provides that the Surviving Corporation shall: (i) maintain for a period of not less than six years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time (the "D&O Insurance"), for all persons who are directors or officers of the Company on September 13, 1999 (the "Insured Parties"); or (ii) cause to be provided coverage no less advantageous to the Insured Parties than the D&O Insurance, in each case so long as the annual premium therefor would not be in excess of 150% of the last annual premium paid for the D&O Insurance prior to the date of the Merger Agreement (such 150% amount, the "Maximum Premium"). If the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Merger Agreement provides that the Surviving Corporation will use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium.

     Conditions to the Merger. The Merger Agreement provides that the respective obligation of each party to effect the Merger shall be subject to the satisfaction or waiver, on or prior to the closing date of the Merger (the "Closing Date") of the following conditions: (i) all material Governmental Approvals (as defined above in Section 5) and all material filings, notices or declarations to Governmental Authorities required to be made in order to consummate the Merger shall have been obtained or made, other than the filing of the Articles of Merger and other than any deviation that does not have and may not reasonably be expected to have a material adverse effect; (ii) no statute, rule, regulation, injunction or other order which prohibits or material limits Purchaser from consummating the Merger or Parent from owning and operating all or a material portion of the Company's assets shall be in effect; and (iii) Purchaser shall have: (A) commenced the Offer; and

(B) purchased, pursuant to the terms and conditions of such Offer, all Shares duly tendered and not withdrawn, provided, however, that neither Parent nor Purchaser shall be entitled to rely on such condition if either of them shall have failed to purchase Shares pursuant to the Offer in breach of their obligations under the Merger Agreement.

     The Merger Agreement also provides that the obligation of the Company to effect the Merger shall be subject to the satisfaction or waiver, on or prior to the Closing Date of the following conditions: (i) the representations and warranties of Parent and Purchaser set forth in the Merger Agreement are true and correct; (ii) each of Parent and Purchaser shall have performed in all material respects each of their respective obligations under the Merger Agreement; (iii) Parent shall have deposited with a bank or trust company designated to act as agent for the stockholders in regard to the receipt of the merger consideration; (iv) the Solvency Letter shall have been delivered to the Special Committee and the Board of Directors prior to the acceptance of Shares pursuant to the Offer; and (v) the Stockholder Consent (as defined in the Merger Agreement) shall be in full force and effect.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of it by the stockholders of the Company:

          (a) By mutual written consent of Parent and the Board of Directors.

          (b) By either Parent, Purchaser or the Board of Directors:

             (i) if the Merger shall not have been consummated on or prior to March 31, 2000; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any material obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or prior to such date; or

             (ii) if a court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; or

             (iii) if the Offer terminates or expires on account of the failure of any condition of the Offer without Purchaser having purchased any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any material obligation under the Merger Agreement has been the cause of, or resulted in, the failure of any Offer Condition (as defined above in Section 5).

          (c) By Parent or Purchaser:

             (i) if the Board of Directors or the Special Committee shall have withdrawn, modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger or shall have approved or recommended an Acquisition Proposal; or

             (ii) if Bear Stearns shall have withdrawn, modified or changed in a manner adverse to Parent or Purchaser its opinion as to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger; or

             (iii) if the Company breaches or fails in any material respect to perform or comply with any of its material covenants and agreements as contained in the Merger Agreement or breaches any of its representations or warranties as contained in the Merger Agreement, in any material respect, which breach shall not have been cured in the case of a representation or warranty, prior to the Closing or, in the case of a covenant or agreement, within 10 days following receipt by the Company of written notice specifying such breach from Parent or Purchaser.

          (d) By the Company (acting through the Special Committee):

             (i) if Parent or Purchaser breaches or fails in any material respect to perform or comply with any of their respective material covenants and agreements contained in the Merger Agreement or breaches any of their respective representations or warranties contained in the Merger Agreement, in any material respect, which breach shall not have been cured in the case of a representation or warranty, prior to the Closing or, in the case of a covenant or agreement, within 10 days following receipt by Parent of written notice specifying such breach from the Company; or

             (ii) if Purchaser or Parent shall have (A) failed to commence the Offer within five business days of the public announcement by Parent and the Company of the execution of the Merger Agreement, or (B) failed to pay for Shares pursuant to the Offer in accordance with the Merger Agreement.

          In the event of termination of the Merger Agreement by Parent, Purchaser or the Company (acting through the Board of Directors or the Special Committee) as provided under "-- Termination," the Merger Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of Parent, Purchaser or the Company or their respective officers, directors or employees except for fraud and as set forth in this paragraph and in "-- Fees and Expenses," and nothing in this paragraph shall relieve any party from liability for any willful breach of any provision of the Merger Agreement.

     Fees and Expenses. The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the consummation of the contemplated transactions, including, without limitation, all fees and expenses of the parties' respective financial advisors and legal and accounting advisors (collectively, "Costs") shall be paid by the Company, whether or not the closing occurs; provided, however, that if a Reimbursement Event (as defined below) occurs, Parent, Purchaser and Mr. Hughes shall reimburse the Company for $2 million (or such lesser amount actually incurred) of the Costs incurred by them in connection herewith. As used in the Merger Agreement, "Reimbursement Event" means a failure to consummate the Offer or the Merger as a result of the Financing Condition (as defined above in Section 5) to the Offer not being satisfied for any reason, and then only if the non-satisfaction of the Financing Condition is not principally the result of a Company Material Adverse Effect. Notwithstanding anything in this paragraph to the contrary, in the event that the Merger Agreement is terminated pursuant to paragraph (d) under "-- Termination," then Parent, Purchaser and Mr. Hughes shall be responsible fully for the Costs incurred by them.

     Amendment and Modification. The Merger Agreement provides, subject to applicable law and except as set forth in "-- Procedure for Termination, Amendment, Execution or Waiver," that the Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the Company's stockholders, by written agreement of the parties hereto, by action taken by their respective managing member, Boards of Directors or the duly authorized designee thereof at any time prior to the Closing Date; provided, however, that after the approval of the Merger Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the form of the Merger Consideration.

     Extension; Waiver. Except as set forth under "-- Procedure for Termination, Amendment, Extension or Waiver," the Merger Agreement provides that at any time prior to the Effective Time, the parties to the Merger Agreement, by action taken or authorized by their respective managing member or Boards of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement; (ii) waive any inaccuracies in the representations and warranties of the other parties to the Merger Agreement contained therein or in any document delivered pursuant thereto; or (iii) except as set forth in "-- Amendment and Modification," waive compliance with any of the agreements or conditions of the other parties to the Merger Agreement. The Merger Agreement further provides that any agreement to any such extension or waiver is valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of those rights.

     Procedure for Termination, Amendment, Extension or Waiver. The Merger Agreement provides that a termination of the Merger Agreement pursuant to "-- Termination," an amendment of the Merger Agreement pursuant to "-- Amendment and Modification" or an extension or waiver pursuant to "-- Extension; Waiver" shall, in order to be effective, require in the case of Parent, Purchaser or the Company, action by its respective managing member, Board of Directors or the duly authorized designee thereof; provided, however, that the affirmative vote of a majority of the Special Committee shall be required to: (i) amend or terminate the Merger Agreement by the Company; (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement; (iii) extend the time for performance of Parent's and Purchaser's respective obligations under the Merger Agreement; or (iv) take any action to amend or otherwise modify the Company's Amended and Restated Articles of Incorporation or the Company's Restated Bylaws.

     Guarantee. The Merger Agreement provides that each of Mr. Hughes and The Family Trust, jointly and severally, irrevocably guarantees (as primary obligor and not merely as surety) to the Company and each person who controls the Company within the meaning of the Securities Act or the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise: (i) the accuracy of the representations and warranties of Parent and Purchaser contained in the Merger Agreement and set forth in "-- Representations and Warranties"; and (ii) the performance by Parent and Purchaser of the covenants and agreements contained in the Merger Agreement.

     Certain Conditions of the Offer. The conditions to the Offer are described in Section 5 of the Offer to Purchase.

     Dissenters' Rights. The Nevada Revised Statutes do not require the Company to provide stockholders with dissenters' rights in connection with the Merger. The Company has, however, pursuant to the Merger Agreement, agreed to grant stockholders the right to dissent from the Merger notwithstanding the provisions of the Nevada Revised Statutes.

     Stockholders who oppose the proposed Merger will have the right to receive payment for the value of their Shares as set forth in Sections 92A.300 through 92A.500 of the Nevada Revised Statutes. To assert the dissenters' rights provided under the Merger Agreement, a stockholder must deliver a written notice to the Company prior to October 25, 1999, of his intention to demand payment for his Shares if the Merger is effectuated. A stockholder who holds his Shares beneficially, and not of record, may assert his dissenters' rights only by submitting with his written notice the written consent of the stockholder of record to the dissent, and must exercise his dissenters' rights for all the Shares of which he is the beneficial owner or over which he has power to direct the vote.

     If the Merger is consummated, the Company is required to deliver a written dissenter's notice no later than 10 days after the consummation of the Merger to all stockholders who gave due notice of their intention to demand payment. The notice shall state where a demand for payment must be sent and where and when certificates must be deposited in order to obtain payment; shall include a form for demanding payment which includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed Merger and a request for certification of the date on which the stockholder (or the person on whose behalf the stockholder dissents) acquired beneficial ownership of the shares; shall state the date by which the Company must have received the demand for payment; and shall be accompanied by a copy of Sections 92A.300 through 92A.500 of the Nevada Revised Statutes. Stockholders who fail to demand payment, or fail to deposit certificates as required by the notice mailed to the dissenting stockholders, in each case by the date set forth in such notice, shall have no right to receive payment for their shares.

     Within 30 days following the date on which demand for payment is received from dissenting stockholders who have deposited their certificates with the Company, all in accordance with the notice of the Company, the Company shall remit to the dissenting stockholders the amount which the Company estimates to be the fair value of the Shares, with interest. The remittance shall be accompanied by the following:

          (1) the Company's closing balance sheet and statements of income and stockholders' equity for a fiscal year ending not more than 16 months before the date of remittance, together with the latest available interim financial statements;

          (2) a statement of the Company's estimate of the fair value of the Shares;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenter's right to demand payment pursuant to
     Section 92.A480 (Dissenter's Estimate of Fair Value); and

          (5) a copy of Sections 92A.300 through 92.A.500 of the Nevada Revised Statutes.

     The Company may elect, however, to withhold remittance from any dissenter with respect to Shares of which the dissenter (or the person on whose behalf the dissenter acts) was not the beneficial owner on the date specified in the notice to dissenters that is described in the immediately preceding paragraph.

     If a dissenting stockholder believes that the amount remitted is less than the fair value of his Shares, he may, within 30 days after the date of mailing of the Company's remittance, mail to the Company his own estimate of the value of the deficiency. If a dissenting stockholder fails to do so, he shall be entitled to no more than the amount remitted. If a demand for payment remains unsettled for 60 days after such demand is made by a dissenting stockholder, the Company shall file a petition in an appropriate court requesting that the fair value of the Shares and interest thereon be determined by the court. All dissenters are entitled to judgment for the amount by which the fair value of their Shares, plus interest, is found to exceed the amount previously remitted, and for the fair value, plus interest, of his after-acquired shares for which the Company elected to withhold payment. If the Company fails to file a petition, each dissenter who has made a demand and who has not already settled his claim against the Company shall be paid by the Company the amount demanded by him with interest and may sue thereafter in an appropriate court.

     The foregoing summary does not purport to be a complete statement of the provisions of Section 92A.300 through 92A.500 of the Nevada Revised Statutes and is qualified in its entirety by reference to those sections, a copy of which is attached as Annex C. Stockholders intending to exercise appraisal rights should review Annex C for more complete and definitive statement of the rights of dissenting stockholders and the procedures to be followed.

     11.  DIVIDENDS AND DISTRIBUTIONS.

     The Company has paid cash dividends of $.15 per share on its Shares since 1997 on the following dates: February 12, 1997; May 8, 1997; August 1, 1997; November 6, 1997; February 11, 1998; May 7, 1998; July 31, 1998; November 5,
1998; February 12, 1999; May 6, 1999; and August 2, 1999. Under the Merger Agreement, prior to the Effective Time, the Company is required to continue to declare and pay its regular quarterly cash dividends on the Common Shares in accordance with prior practice. In addition, the Company has agreed to declare two additional special dividends. The first special dividend will be declared to holders of record on the date the Offer is consummated in an amount equal to the Company's most recent quarterly dividend, pro rated for the period consisting of the number of days elapsed since the last regular quarterly dividend record date through the date of the consummation of the Offer and the second such dividend will be declared to holders of record on the last business day prior to the Effective Time also in an amount equal to the Company's most recent quarterly dividend, pro rated for the period consisting of the number of days since the last regular or special dividend record date through the Effective Time.

     12.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     General. Except as otherwise disclosed in this Offer to Purchase, based on the Company's representations and warranties in the Merger Agreement and a review of publicly available filings by the Company with the Commission, the Purchaser is not aware of: (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or by the Merger; or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the Purchaser to acquire and own Shares.

     Going Private Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain going private transactions. This Offer to Purchase contains information required by Rule 13e-3. Also, the Parent, the Purchaser and the Company have filed with the SEC a Transaction Statement on Schedule 13E-3. The Schedule 13E-3 and any exhibits or amendments to it may be inspected at, and copies obtained from, the places described in
Section 7 (except that they will not be available at the regional offices of the SEC).

     State Takeover Statutes. The Company is incorporated under the laws of Nevada. Sections 78.411 to 78.444 of the Nevada Revised Statutes limit the ability of a Nevada corporation to engage in certain "combinations" with an "interested stockholder." With certain exceptions, an interested stockholder is a person who owns 10% or more of the corporation's outstanding voting stock, including any rights to acquire stock under an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only, or is an affiliate or associate of the corporation and was the owner of 10% or more of the corporation's voting stock at any time within the previous three years. These statutes prohibit combinations with an interested stockholder for three years from the date of the interested stockholder's acquisition of the shares of the corporation unless, prior to the date on which the person becomes an interested stockholder, the board of directors of the corporation approves the combination or the transaction which resulted in the person becoming an interested stockholder. These statutes, however, do not apply to any combination with a stockholder who was an interested stockholder on January 1, 1991. Since the Offer and the Merger involve the Company combining with a stockholder who was an interested stockholder on January 1, 1991, these statutes are not applicable.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     13.  CERTAIN TRANSACTIONS.

     On April 23, 1998 Raven Industries ("Raven"), D&F Industries ("D&F") and Dynamic Products, Inc. ("Dynamic"), Herbalife's most significant suppliers of powder and tablet products, concluded a $225 million bond offering and secured a $50 million secured bank credit facility. Part of the proceeds from the offering and the credit facility were used to repurchase certain ownership interests in such entities, including the entire ownership interest of Mr. Hughes (representing 1/3 and 1/5of the formerly outstanding shares of Raven and Dynamic, respectively), as well as the entire ownership of shares of Dynamic held by a former director and executive officer of Herbalife (representing 5% of the formerly outstanding shares of Dynamic). Mr. Hughes sold his shares for approximately $43 million. As a result, Mr. Hughes and such employee have ceased to have any ownership interest in those suppliers. Herbalife consented to the grant of a security interest in the manufacturers' assets in connection with the proposed bank credit facility being arranged by the suppliers; under Herbalife's supply agreements with the manufacturers, the granting of such a security interest required Herbalife's consent (which consent could not be unreasonably withheld). Herbalife believes that such transaction did not have a material impact on its operations.

     For the period ended April 23, 1998, Herbalife's purchases from Raven and Dynamic amounted to $16.4 million and $1.0 million, respectively. Until April 23, 1998, Mr. Hughes' ownership interest in Raven and Dynamic entitled him to a proportionate interest in the profits of those companies, if any. In 1998, Mr. Hughes' share of the earnings of Raven and Dynamic totaled $2.2 million and $0.1 million, respectively. Herbalife's management believes that the price paid under these requirements contracts is appropriate, taking into account the product research, development and formulation services provided by the companies.

     In accordance with the Herbalife's 1994 Plan Performance-Based Annual Incentive Compensation Plan, Herbalife made advances of targeted performance bonus amounts during 1996, 1997 and 1998 to Mr. Hughes, during 1996, 1997, 1998 and 1999 to Mr. Pair, during 1996 and 1998 to Mr. Rosen and during 1997 and 1998 to Messrs. Sandler and Gerrity. As of June 30, 1999, all such advances have been repaid except the advance made to Mr. Pair in 1999. The advance is a full recourse obligation of the executive with a maturity date of two years following the date of the advance. In addition, the advance bears interest at the applicable federal rate (AFR) for two-year notes at the time of the advances. The rate for the existing outstanding advance is 4.67%.

     In 1998, Herbalife also made loans in the aggregate amounts including interest of $61,000 and $79,000 to Messrs. Miner and Pair, respectively, which were both repaid in 1999.

     In 1998, Herbalife obtained the necessary regulatory approvals to make an initial public offering of shares of Herbalife Japan KK ("Herbalife Japan") in Japan. On December 30, 1996, in preparation for the possible offering, Herbalife sold shares of Herbalife Japan to certain of its directors and executive officers, as well as to resident managers of Herbalife Japan, as an incentive for increased efforts to facilitate the operation of the Herbalife Japan business and the success of the offering. The following table lists the purchasers of such shares, the percentage of Herbalife Japan's outstanding shares represented thereby, and the purchase price paid to Herbalife by each individual as of the date of the sale:

                                                      PERCENTAGE OF
                      NAME                        HERBALIFE JAPAN SHARES    AGGREGATE PRICE(1)
                      ----                        ----------------------    ------------------
Mark Hughes.....................................          5.000%                $3,300,000
Christopher Pair................................          0.575                    379,500
Michael E. Rosen................................          0.575                    379,500
Timothy Gerrity.................................          0.575                    379,500
Alan Liker......................................          0.200                    132,000
Other...........................................          0.075                     49,500
                                                          -----                 ----------
          Total.................................          7.000%                $4,620,000
                                                          =====                 ==========

---------------
(1) Purchase price for shares was denominated in Japanese yen; dollar amounts reflect conversion at the yen-to-dollar exchange rate in effect on the date of purchase.

     The purchase price for the shares was determined, in part, based upon a formula prescribed by a Japanese regulatory authority responsible for certain aspects of public offerings of securities in that country, as applied to Herbalife Japan's 1995 results of operations. The Board of Directors separately sought and obtained a valuation of the shares from an independent investment banking firm, Houlihan, Lokey, Howard & Zukin, Inc., which rendered an opinion to the effect that the fair market value of the shares was greater than that determined under the formula prescribed. Consequently, the purchase price per share was increased to the fair value of the shares as indicated in the Houlihan, Lokey, Howard & Zukin opinion. The Board of Directors, based in part on the Houlihan, Lokey, Howard & Zukin opinion and the determination of price derived under the formula (which is utilized generally in Japan in connection with public offerings) and taking into account the uncertainty of completion of the offering in Japan and other pertinent factors, has determined that the purchase price reflects the fair market value of the shares.

     For each of the foregoing individuals, the purchase price for the shares was paid to Herbalife approximately 30% in cash and approximately 70% in the form of a full recourse promissory note bearing interest at 6.31% per annum in the case of Mr. Hughes (loan denominated in U.S. dollars) and 2.125% per annum in the case of each individual other than Mr. Hughes (loans denominated in Japanese yen), with principal and accrued interest payments due over five years ending December 31, 2002. The aggregate amount outstanding under such promissory notes at December 31, 1998 was $2.7 million.

     In 1997, Herbalife engaged Mr. Liker to provide consulting services though 1999 in connection with the offering in Japan. Under the terms of the oral agreement with Mr. Liker, Mr. Liker received $80,000 in 1997 and in 1998 and is to receive an additional $80,000 in 1999 from Herbalife for such services.

     Herbalife has no current intention to make an initial public offering of Herbalife Japan shares, based, among other things, on economic and financial market conditions in Japan and on the impact from the completion of the Offer and the Merger and the third party financing incurred in connection therewith.

     14. RECENT PURCHASES OF COMPANY SECURITIES. Herbalife's board of directors has authorized a stock repurchase program since 1996. Under this program, Herbalife has repurchased shares of its stock since January 1, 1997 as described in the following table:

                         NUMBER OF SHARES     HIGH REPURCHASE     LOW REPURCHASE
                            REPURCHASED            PRICE               PRICE          AVERAGE
                         -----------------   -----------------   -----------------   REPURCHASE      TOTAL
                         CLASS A   CLASS B   CLASS A   CLASS B   CLASS A   CLASS B     PRICE        AMOUNT
                         -------   -------   -------   -------   -------   -------   ----------   -----------
1997
First Quarter*.........  201,950        --   $18.08        --    $15.88        --      $17.43     $ 3,520,271
Second Quarter*........  288,360        --    18.32        --     16.13        --       17.04       4,914,715
Third Quarter*.........   60,000        --    18.08        --     15.13        --       17.14       1,028,599
Fourth Quarter*........  655,000   190,000    23.75     23.25     19.88     20.63       22.26      18,810,668

1998
First Quarter..........       --   754,000       --     27.06        --     18.00       22.65      17,076,713
Second Quarter.........       --   381,500       --     25.50        --     20.56       23.53       8,976,629
Third Quarter..........       --   325,617       --     23.25        --      7.13       11.62       3,784,519
Fourth Quarter.........       --     4,600       --      8.19        --      7.08        7.83          36,004

-------------------------
* For each period prior to the Company's 1997 dual class recapitalization, shares repurchased consisted of the Company's common stock.

     Herbalife suspended repurchases of Shares in the Fourth quarter of 1998 due to global economic uncertainty. No Shares have been repurchased by Herbalife to date in 1999.

     In addition, since January 1, 1997, Mr. Hughes has acquired shares of Herbalife's stock as follows:

          March 13, 1997: 34,000 Shares granted as incentive compensation pursuant to Herbalife's amended and restated 1994 performance based annual incentive compensation plan.

          December 11, 1997: 12,700 Shares granted as incentive compensation pursuant to Herbalife's amended and restated 1994 performance based annual incentive compensation plan. (4,233 Class A Shares and 8,467 Class B Shares)

          March 2, 1998: 12,400 Class A Shares and 24,800 Class B Shares were granted as incentive compensation pursuant to the Herbalife's amended and restated 1994 performance based annual incentive compensation plan.

     There has been no transaction involving Herbalife Shares which was effected during the past 60 days by Herbalife or, to Herbalife's knowledge, any of the executive officers.

     15. FEES AND EXPENSES. The Company has agreed in the Merger Agreement to pay all expenses of the Offer and the Merger whether or not it is completed (except that the Continuing Stockholder is responsible for up to $2 million of the Continuing Stockholder's Costs (as defined in the Merger Agreement) under certain circumstances described in the Merger Agreement). Estimated fees and expenses incurred or to be incurred in connection with the Offer, the Merger and related transactions are as follows:

Financial advisory/dealer manager fees and expenses(1)......  $14,800,000
Legal fees and expenses(2)..................................    2,800,000
Accounting fees and expenses................................    2,100,000
Depositary fees and expenses................................       20,000
Information Agent fees and expenses.........................       20,000
Securities and Exchange Commission filing fee...............       54,000
Printing and mailing costs..................................      250,000
Miscellaneous expenses......................................      200,000
                                                              -----------
          Total.............................................  $20,244,000
                                                              ===========

---------------
(1) Includes the fees and expenses to Donaldson, Lufkin & Jenrette for financial advisory services to Herbalife related to the Offer and Merger, the estimated fees related to the Debt Financing, and the fees and expenses of Bear Stearns for financial advisory services to the Special Committee.

(2) Includes the estimated fees and expenses of counsel for the Special Committee, Mr. Hughes and their respective counsel and their advisors' counsels.

     Except as set forth below, neither the Purchaser nor the Parent funds will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     Pursuant to the engagement agreement between Herbalife and Donaldson, Lufkin & Jenrette, Donaldson, Lufkin & Jenrette has the exclusive right, but not the obligation, to act as the sole placement and arranging agent for the Debt Financing.

     The Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation together with reimbursement for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     In addition, the Purchaser has retained U.S. Stock Transfer Corporation as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

     16. MISCELLANEOUS. The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action or pursuant to any state statute. If the Purchaser becomes aware of any state statute prohibiting the making of the Offer or the acceptance of the Shares which are tendered in response to the Offer, the Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER WHICH IS NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE,

THAT INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, and Purchaser and the Company have filed with the Commission a Rule 13e-3 Transaction Statement on Schedule 13E-3, together with exhibits, pursuant to Rule 13e-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the Board and the Special Committee with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner set forth in Section 7 (except that they will not be available at the regional offices of the Commission).

                                          MH MILLENNIUM ACQUISITION CORP.

September 17, 1999

                                                                      SCHEDULE I

        CERTAIN INFORMATION CONCERNING PARENT, PURCHASER AND MR. HUGHES

     Parent. MH Millennium Holdings, LLC, a Delaware limited liability company, is a newly formed entity formed and wholly owned by The Mark Hughes Family Trust, of which Mr. Hughes is the sole trustee. Its sole business purpose is to engage in the Merger, the Offer and the related transactions and, after the Merger and the Offer, to hold a portion of the common stock of Herbalife. The Mark Hughes Family Trust is the sole member of MH Millennium Holdings LLC. Mr. Hughes is the manager of MH Millennium Holdings LLC.

     Purchaser. MH Millennium Acquisition Corp. is a newly formed Nevada corporation organized by MH Millennium Holdings LLC and Mr. Hughes for the purpose of effecting the Merger, the Offer and the related transactions. The sole stockholder of MH Millennium Acquisition Corp. is MH Millennium Holdings LLC. The sole director of MH Millennium Acquisition Corp. is Mr. Hughes. Mr. Hughes is the President of MH Millennium Acquisition Corp.

     None of MH Millennium Holdings LLC and Millennium Acquisitions Corp. conduct operations.

     Mr. Hughes. Mr. Hughes founded Herbalife's business in 1980. Since that time, he has controlled the operations of the business either as the sole individual general partner of the California limited partnership through which the business was conducted from inception to December 1985, as the President and Chairman of the Board of the California corporation through which the business was conducted for the interim period from October 1981 through August 1983, or as the President and Chairman of the corporate general partner of the California limited partnership from May through December 1985 and the corporation through which the business was conducted from January 1986 to November 1986. In November 1986, Mr. Hughes became Chairman of the Board, Chief Executive Officer and President of Herbalife when it acquired Herbalife International of America, Inc. in a stock-for-stock reorganization and has continued in those positions since that time. Mr. Hughes is a citizen of the United States.

     The business address for each of the foregoing is 1800 Century Park East, Los Angeles, California 90067. None of the foregoing or any executive officer, director or person controlling any member of the foregoing was during the last five years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                                                                     SCHEDULE II

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Biographical information follows for each director of Herbalife and for two of its executive officers who are not directors. The table sets forth certain information regarding these individuals (ages are as of January 1, 1999).

                 NAME                    AGE                  POSITION WITH HERBALIFE
                 ----                    ---                  -----------------------
Mark Hughes............................  43    Chairman of the Board, Chief Executive Officer and
                                               President
Christopher Pair.......................  44    Director, Executive Vice President, Chief Operating
                                               Officer and Secretary
Michael E. Rosen.......................  52    Director, Executive Vice President, Chief Executive
                                               Corporate Marketing and Corporate Development
Edward J. Hall.........................  52    Director
Alan Liker.............................  61    Director
Christopher M. Miner...................  47    Director
Robert A. Sandler......................  54    Executive Vice President and General Counsel
Timothy Gerrity........................  48    Executive Vice President and Chief Financial Officer

     MARK HUGHES founded Herbalife's business in 1980. Since that time, Mr. Hughes has controlled the operations of the business either as the sole individual general partner of the California limited partnership through which the business was conducted from inception to December 1985, as the President and Chairman of the Board of the California corporation through which the business was conducted for the interim period from October 1981 through August 1983, or as the President and Chairman of the corporate general partner of the California limited partnership from May through December 1985 and the corporation through which the business was conducted from January 1986 to November 1986. In November 1986, Mr. Hughes became Chairman of the Board, Chief Executive Officer and President of Herbalife when it acquired Herbalife International of America, Inc. in a stock-for-stock reorganization and has continued in those positions since that time. Mr. Hughes is a citizen of the United States.

     CHRISTOPHER PAIR joined Herbalife's predecessor in March 1985 as Executive Assistant to the President. From May 1991 to November 1996, Mr. Pair served as Herbalife's Executive Vice President -- International and Corporate Administration and Secretary. In November 1996, Mr. Pair became Herbalife's Executive Vice President and Chief Operating Officer. Mr. Pair has been a director of Herbalife since May 1990 and is the Corporate Secretary. Prior to 1985, Mr. Pair served in various management positions with U.S. Leasing, Raytheon Data Systems and Consolidated Foods. Mr. Pair is Vice-Chairman of the Direct Selling Educational Foundation and serves on its Executive Committee. Mr. Pair is also Vice-Chairman of the Board of Directors of the Direct Selling Association, a member of its Executive and Finance Committee and serves on its Long-Range Planning Committee. He also serves on the Board of the Counsel for Responsible Nutrition, The American Herbal Products Association and is a member of the CEO Council of The World Federation of Direct Selling Associations. Mr. Pair received his B.S. and M.B.A. from the University of Redlands. Mr. Pair is a citizen of the United States.

     MICHAEL E. ROSEN joined Herbalife in August 1993 and is currently Executive Vice President, and Chief Executive Corporate Marketing and Corporate Development. Mr. Rosen's responsibilities include Herbalife's international and domestic marketing, developing Herbalife's personal care and cosmetic lines, investor relations and external affairs. Mr. Rosen has served as a director of Herbalife since May 1996. Prior to joining Herbalife, Mr. Rosen was Chairman of the JCP Television Shopping Network, which he founded in 1986. Mr. Rosen is a citizen of the United States.

     EDWARD J. HALL, a certified public accountant, is an independent investor. From April 1995 through November 1998, he served as the Chief Financial Officer of Cruttenden Roth Incorporated, an investment banking firm. The principal executive offices of Cruttenden Roth Incorporated are located at 18301 Von Karman, Suite 100, Irvine, California 92715. He served in a similar capacity for H.J. Meyers & Co., Inc., an investment banking firm based in Beverly Hills, California from March 1991 through March 1995. The principal executive offices of H.J. Meyers & Co., Inc. are located at 356 N. Camden Drive, Beverly Hills, California 90210. From 1988 through 1990, Mr. Hall was an Executive Vice President of Angeles Corporation, an investment management firm. Prior to joining Angeles Corporation, Mr. Hall was with Deloitte & Touche LLP, where he had been an audit partner since 1980. Mr. Hall was elected a director of Herbalife in March 1992. Mr. Hall is a citizen of the United States.

     ALAN LIKER has served as a business advisor to a number of individuals and companies during the past several years. Currently, Mr. Liker serves as a business adviser to Budget Rent-A-Car of Southern California. The principal executive offices of Budget Rent-A-Car of Southern California are located at 105
S. Doheny Drive, Beverly Hills, California 90221. Until their sale in 1989, Mr. Liker was a director of Shaklee Corporation and its Japanese affiliate, Shaklee KK. From 1976 to 1980, he was a principal of Xerox Development Corporation, a strategic planning unit of Xerox Corporation. Mr. Liker was previously a law professor at the Harvard University, University of California (Los Angeles) and University of Southern California law schools. He was elected to Herbalife's Board in December 1993. Previously he was a director of Budget Group, Inc., First Charter Bank and the JCP Television Shopping Network. Mr. Liker is a citizen of the United States.

     CHRISTOPHER M. MINER is serving as the Chief Executive Officer and Chief Financial Officer of Redfish Telemetrix, Inc., a telecommunication company, since May 1997. The principal executive offices of Redfish Telemetric, Inc. are located at 3183 Airway Avenue, Bldg. E, Cost Mesa, CA 92626. He has served as Chief Financial Officer of Wow! Laboratories, Inc., an oral healthcare company, from July 1996 to December 1998. The principal executive offices of Wow! Laboratories, Inc. are located at 18430 Bandiller Circle, Fountain Valley, CA 92708. Mr. Miner co-founded Vis-A-Vis Communications, Inc. (formerly Workstation Technologies, Inc.) in 1989. Vis-A-Vis Communications is a leading developer of interactive communications software and hardware products. The principal executive offices of Vis-A-Vis Communications, Inc. are located at 18010 Sky Park Circle, Irvine, CA 92714. Prior to founding Vis-A-Vis Communications, from 1987 to 1989, Mr. Miner served as Chief Financial Officer of Technology Marketing, Inc., a custom electronic engineering organization and board level test product manufacturer. Prior to joining Technology Marketing, he served as Chief Financial Officer and Director for Medica Systems Technology, Inc., a software manufacturer, from 1981 to 1987. Mr. Miner received his M.B.A. from California State University in 1976. He was elected a director of the Company in March 1996. Mr. Miner is a citizen of the United States.

     ROBERT A. SANDLER joined Herbalife in January 1997 as its Executive Vice President and General Counsel. From 1975 to the present, Mr. Sandler has been a member of Sandler & Morse, a law firm that he co-founded. From 1985 to 1994, Mr. Sandler served in various capacities with various companies within the Siemens family of companies, including most recently as the Executive Vice President and General Counsel of Siemens Pacesetter. Mr. Sandler received his A.B. degree from the University of California, Los Angeles, and his J.D. degree from the University of Southern California. Mr. Sandler is currently a director of Physio-Control, a manufacturer of external defibrillators. Mr. Sandler is a citizen of the United States.

     TIMOTHY GERRITY joined Herbalife in May 1985 and currently serves as its Executive Vice President and Chief Financial Officer. Mr. Gerrity, a certified public accountant, is responsible for the worldwide financial affairs of Herbalife. His previous experience includes various management positions with Wickes Corporation, Deloitte & Touche LLP, and Fluor Corporation. Mr. Gerrity was recently appointed a member of the Finance Committee of the Direct Selling Association. Mr. Gerrity received his B.S. degree from California State University at Northridge and his M.B.A. from the University of Southern California. Mr. Gerrity is a citizen of the United States.
                            ------------------------

                                  SCHEDULE III

                      FINANCIAL STATEMENTS OF THE COMPANY

INDEX TO FINANCIAL STATEMENTS

                        DESCRIPTION                           PAGE NO.
                        -----------                           --------
Independent Auditors' Report................................  III-2
Consolidated Balance Sheets -- December 31, 1998 and 1997...  III-3
Consolidated Statements of Income for the Years Ended
  December 31, 1998, 1997 and 1996..........................  III-5
Consolidated Statements of Changes in Stockholders' Equity
  for the Years Ended December 31, 1998, 1997, and 1996.....  III-6
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, 1997, and 1996.........................  III-7
Notes to Consolidated Financial Statements..................  III-8
UNAUDITED FINANCIAL STATEMENTS:
Consolidated Balance Sheet -- June 30, 1999.................  III-27
Consolidated Statements of Income for the Six Months Ended
  June 30, 1999 and 1998....................................  III-28
Consolidated Statements of Cash Flows for the Six Months
  Ended June 30, 1999 and 1998..............................  III-29
Notes to Consolidated Financial Statements..................  III-30

                                      III-1

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of Herbalife International, Inc.:

     We have audited the accompanying consolidated balance sheets of Herbalife International, Inc. and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Herbalife International, Inc. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Los Angeles, California
February 24, 1999

                                      III-2

                         HERBALIFE INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                     ASSETS

                                                             NOTES      1998           1997
                                                             -----  ------------   ------------
CURRENT ASSETS:
Cash and cash equivalents..................................   2,4   $100,721,000   $ 78,913,000
Marketable securities......................................    2       5,186,000     43,794,000
Receivables, including related party receivables of
  $6,642,000 (1998) and $10,259,000 (1997).................   6,8     44,471,000     46,021,000
Inventories................................................  2, 3     88,138,000     71,583,000
Prepaid income taxes.......................................            2,931,000        695,000
Prepaid expenses and other current assets..................           14,734,000      7,466,000
Deferred income taxes......................................  2, 12    21,870,000     19,502,000
                                                                    ------------   ------------
          Total current assets.............................          278,051,000    267,974,000
                                                                    ------------   ------------

PROPERTY -- at cost:                                         2, 5
Furniture and fixtures.....................................           16,090,000     14,521,000
Equipment..................................................           44,789,000     29,381,000
Leasehold improvements and building........................           22,361,000     20,061,000
                                                                    ------------   ------------
                                                                      83,240,000     63,963,000
Less accumulated depreciation and amortization.............          (45,792,000)   (34,225,000)
                                                                    ------------   ------------
                                                                      37,448,000     29,738,000
                                                                    ------------   ------------
OTHER ASSETS...............................................  6, 8     22,701,000     13,409,000
DEFERRED INCOME TAXES......................................  2, 12     6,696,000
GOODWILL(net of accumulated amortization of $1,601,000 and
  $1,428,000 in 1998 and 1997, respectively)...............    2       3,287,000      3,459,000
                                                                    ------------   ------------
          TOTAL............................................         $348,183,000   $314,580,000
                                                                    ============   ============

        See the accompanying notes to consolidated financial statements
                                      III-3

                         HERBALIFE INTERNATIONAL, INC.

                           DECEMBER 31, 1998 AND 1997

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                             NOTES         1998           1997
                                                          -----------  ------------   ------------
CURRENT LIABILITIES:
Accounts payable........................................     2, 8      $ 14,963,000   $ 12,654,000
Royalty overrides.......................................       2         58,389,000     56,643,000
Accrued compensation....................................                 18,132,000     19,516,000
Accrued expenses........................................                 29,007,000     19,137,000
Dividends payable.......................................                  4,296,000      4,634,000
Current portion of contracts payable and bank loans.....     4, 5         2,639,000      1,449,000
Advance sales deposits..................................       2          7,919,000     18,375,000
Income taxes payable....................................   2, 9, 12      22,083,000      9,580,000
                                                                       ------------   ------------
          Total current liabilities.....................                157,428,000    141,988,000

NON-CURRENT LIABILITIES:
Contracts payable, net of current portion...............     4, 5         2,357,000      2,666,000
Deferred income taxes...................................     2, 12               --      1,739,000
Other non-current liabilities...........................    6, 7, 8      21,992,000     11,586,000
                                                                       ------------   ------------
          Total liabilities.............................                181,777,000    157,979,000
                                                                       ------------   ------------
MINORITY INTEREST.......................................     2, 8         2,595,000      1,868,000
                                                                       ------------   ------------
COMMITMENTS AND CONTINGENCIES...........................  5, 6, 7, 9

STOCKHOLDERS' EQUITY:                                         10
Class A Common stock, $0.01 par value; 33,333,333 shares
  authorized, 9,980,753 (1998) and 9,811,623 (1997)
  shares issued and outstanding.........................                    100,000         98,000
Class B Common stock, $0.01 par value; 66,666,667 shares
  authorized, 18,603,561 (1998) and 19,818,248 (1997)
  shares issued and outstanding.........................                    186,000        198,000
Paid-in capital in excess of par value..................                 54,823,000     50,319,000
Retained earnings.......................................                110,941,000    109,106,000
Unearned compensation...................................                         --       (152,000)
Accumulated other comprehensive income..................       2         (2,239,000)    (4,836,000)
                                                                       ------------   ------------
          Total stockholders' equity....................                163,811,000    154,733,000
                                                                       ------------   ------------
          TOTAL.........................................               $348,183,000   $314,580,000
                                                                       ============   ============

        See the accompanying notes to consolidated financial statements
                                      III-4

                         HERBALIFE INTERNATIONAL, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                     NOTES           1998              1997              1996
                                   ---------    --------------    --------------    --------------
Retail sales.....................      2        $1,644,837,000    $1,490,693,000    $1,200,144,000
Less -- distributor allowances on
  product purchases..............      2           778,195,000       708,241,000       568,209,000
                                                --------------    --------------    --------------
Net sales........................      2           866,642,000       782,452,000       631,935,000
Cost of sales, including
  purchases from related parties
  of $17,369,000 (through April
  23,1998), $66,771,000 (1997)
  and $56,374,000 (1996).........      8           230,818,000       205,070,000       168,432,000
Royalty overrides................      2           250,905,000       233,883,000       184,669,000
Marketing, distribution and
  administrative expenses........   5, 6, 8        306,589,000       257,514,000       210,087,000
Interest income -- net...........                    2,533,000         4,535,000         4,084,000
                                                --------------    --------------    --------------
Income before income taxes and
  minority interest..............                   80,863,000        90,520,000        72,831,000
Income taxes.....................  2, 9, 12         31,132,000        34,850,000        28,040,000
                                                --------------    --------------    --------------
Income before minority
  interest.......................                   49,731,000        55,670,000        44,791,000
Minority interest................    2, 8            1,233,000         1,003,000
                                                --------------    --------------    --------------
NET INCOME.......................               $   48,498,000    $   54,667,000    $   44,791,000
                                                ==============    ==============    ==============
EARNINGS PER SHARE...............    2, 10
  Basic..........................               $         1.68    $         1.81    $         1.50
  Diluted........................               $         1.60    $         1.72    $         1.43
CASH DIVIDENDS PER COMMON
  SHARE..........................               $         0.60    $         0.60    $         0.60
WEIGHTED AVERAGE SHARES
  OUTSTANDING
  Basic..........................                   28,897,000        30,193,000        29,803,000
     Dilutive effect of stock
       options...................                    1,445,000         1,610,000         1,576,000
                                                --------------    --------------    --------------
  Diluted........................                   30,342,000        31,803,000        31,379,000
                                                ==============    ==============    ==============

        See the accompanying notes to consolidated financial statements
                                      III-5

                         HERBALIFE INTERNATIONAL, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                              PAID IN                                     ACCUMULATED
                                                             CAPITAL IN                                      OTHER
                                       COMMON     COMMON       EXCESS        RETAINED       UNEARNED     COMPREHENSIVE
                                      STOCK A    STOCK B    OF PAR VALUE     EARNINGS     COMPENSATION      INCOME
                                      --------   --------   ------------   ------------   ------------   -------------
Balance at December 31, 1995........  $300,000              $40,417,000    $ 69,323,000   $ (1,716,000)   $ 1,206,000
Issuance of 839,000 shares of Common
  Stock under the 1991 Stock Option
  Plan..............................     8,000                4,721,000
Issuance of Common Stock under the
  1994 Incentive Compensation
  Plan..............................                          1,307,000
Additional capital from tax benefit
  of 1991 Stock Option Plan.........                          4,284,000
Repurchase of 575,000 Shares of
  Common Stock......................    (6,000)              (7,471,000)
Amortization of unearned
  compensation......................                                                         1,304,000
Net income..........................                                         44,791,000
Translation adjustments.............                                                                       (2,175,000)
Unrealized loss on Marketable
  Securities........................                                                                          (45,000)
Total comprehensive income..........
Cash dividends declared.............                                        (17,780,000)
                                      --------   --------   -----------    ------------   ------------    -----------
Balance at December 31, 1996........  $302,000              $43,258,000    $ 96,334,000   $   (412,000)   $(1,014,000)
Issuance of 669,826 shares of Common
  Stock under the 1991 Stock Option
  Plan..............................     7,000                4,942,000
Issuance of Common Stock under 1994
  Incentive Compensation Plan.......                            865,000
Additional capital from tax benefit
  of 1991 Stock Option Plan.........                          3,448,000
One-for-three reverse Stock split...  (206,000)                 206,000
Stock split effected in the form of
  a stock dividend..................              206,000      (206,000)
Repurchase of 503,000 shares of
  Common Stock A and 789,000 shares
  of Common Stock B.................    (5,000)    (8,000)   (2,194,000)    (23,756,000)
Amortization of unearned
  compensation......................                                                           260,000
Net income..........................                                         54,667,000
Translation adjustments.............                                                                       (3,877,000)
Unrealized gain on marketable
  securities........................                                                                           55,000
Total comprehensive income..........
Cash dividends declared.............                                        (18,139,000)
                                      --------   --------   -----------    ------------   ------------    -----------
Balance at December 31, 1997........  $ 98,000   $198,000   $50,319,000    $109,106,000   $   (152,000)   $(4,836,000)
Issuance of 159,000 shares of Class
  A Common Stock and 346,000 Shares
  of Class B Common Stock under the
  1991 Stock Option Plan............     2,000      3,000     5,056,000
Issuance of Common Stock under 1994
  Incentive Compensation Plan.......                1,000       873,000
Additional capital from tax benefit
  of 1991 Stock Option Plan.........                          2,092,000
Recapitalization costs..............                           (616,000)
Repurchase of 3,000 shares of Class
  A Common Stock and 1,585,000
  shares of Class B Common Stock....              (16,000)   (2,901,000)    (29,563,000)
Amortization of unearned
  compensation......................                                                           152,000
Net income..........................                                         48,498,000
Translation adjustments.............                                                                        2,591,000
Unrealized gain on marketable
  securities........................                                                                            6,000
Total comprehensive income..........
Cash dividend declared..............                                        (17,100,000)
                                      --------   --------   -----------    ------------   ------------    -----------
Balance at December 31, 1998........  $100,000   $186,000   $54,823,000    $110,941,000                   $(2,239,000)
                                      ========   ========   ===========    ============   ============    ===========


                                          TOTAL
                                      STOCKHOLDER'S   COMPREHENSIVE
                                         EQUITY          INCOME
                                      -------------   -------------
Balance at December 31, 1995........  $109,530,000
Issuance of 839,000 shares of Common
  Stock under the 1991 Stock Option
  Plan..............................     4,729,000
Issuance of Common Stock under the
  1994 Incentive Compensation
  Plan..............................     1,307,000
Additional capital from tax benefit
  of 1991 Stock Option Plan.........     4,284,000
Repurchase of 575,000 Shares of
  Common Stock......................    (7,477,000)
Amortization of unearned
  compensation......................     1,304,000
Net income..........................    44,791,000     44,791,000
Translation adjustments.............    (2,175,000)    (2,175,000)
Unrealized loss on Marketable
  Securities........................       (45,000)       (45,000)
                                                       ----------
Total comprehensive income..........                   42,571,000
                                                       ==========
Cash dividends declared.............   (17,780,000)
                                      ------------
Balance at December 31, 1996........  $138,468,000
Issuance of 669,826 shares of Common
  Stock under the 1991 Stock Option
  Plan..............................     4,949,000
Issuance of Common Stock under 1994
  Incentive Compensation Plan.......       865,000
Additional capital from tax benefit
  of 1991 Stock Option Plan.........     3,448,000
One-for-three reverse Stock split...
Stock split effected in the form of
  a stock dividend..................
Repurchase of 503,000 shares of
  Common Stock A and 789,000 shares
  of Common Stock B.................   (25,963,000)
Amortization of unearned
  compensation......................       260,000
Net income..........................    54,667,000     54,667,000
Translation adjustments.............    (3,877,000)    (3,877,000)
Unrealized gain on marketable
  securities........................        55,000         55,000
                                                       ----------
Total comprehensive income..........                   50,845,000
                                                       ==========
Cash dividends declared.............   (18,139,000)
                                      ------------
Balance at December 31, 1997........  $154,733,000
Issuance of 159,000 shares of Class
  A Common Stock and 346,000 Shares
  of Class B Common Stock under the
  1991 Stock Option Plan............     5,061,000
Issuance of Common Stock under 1994
  Incentive Compensation Plan.......       874,000
Additional capital from tax benefit
  of 1991 Stock Option Plan.........     2,092,000
Recapitalization costs..............      (616,000)
Repurchase of 3,000 shares of Class
  A Common Stock and 1,585,000
  shares of Class B Common Stock....   (32,480,000)
Amortization of unearned
  compensation......................       152,000
Net income..........................    48,498,000     48,498,000
Translation adjustments.............     2,591,000      2,591,000
Unrealized gain on marketable
  securities........................         6,000          6,000
                                                       ----------
Total comprehensive income..........                   51,095,000
                                                       ==========
Cash dividend declared..............   (17,100,000)
                                      ------------
Balance at December 31, 1998........  $163,811,000
                                      ============

        See the accompanying notes to consolidated financial statements
                                      III-6

                         HERBALIFE INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                               1998           1997           1996
                                                           ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...............................................  $ 48,498,000   $ 54,667,000   $ 44,791,000
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization..........................    15,801,000     10,966,000     10,557,000
  Deferred income taxes..................................   (10,803,000)    (2,984,000)    (9,683,000)
  Amortization of unearned compensation..................       152,000        260,000      1,304,000
  Stock grant............................................        88,000        462,000      2,497,000
  Unrealized foreign exchange (gain) loss................    (1,059,000)     1,735,000       (368,000)
  Minority interest in earnings..........................     1,233,000      1,003,000             --
  Other..................................................       393,000        299,000        256,000
Changes in operating assets and liabilities:
  Receivables............................................     4,621,000    (18,896,000)   (10,377,000)
  Inventories............................................   (13,024,000)   (31,355,000)    (7,454,000)
  Prepaid expenses and other current assets..............    (6,987,000)    (2,002,000)    (1,388,000)
  Other assets...........................................      (172,000)      (885,000)    (1,035,000)
  Accounts payable.......................................     1,601,000     (2,301,000)      (466,000)
  Royalty overrides......................................      (661,000)    16,885,000     11,335,000
  Accrued expenses and accrued compensation..............     6,401,000      4,938,000     20,065,000
  Advance sales deposits.................................   (10,835,000)    10,869,000     (6,790,000)
  Income taxes payable...................................    12,518,000      6,709,000     11,802,000
  Deferred compensation liability........................     9,476,000      4,935,000      2,832,000
                                                           ------------   ------------   ------------
CASH PROVIDED BY OPERATING ACTIVITIES....................    57,241,000     55,305,000     67,878,000
                                                           ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property..................................   (19,098,000)   (13,090,000)   (15,401,000)
  Proceeds from sale of property.........................       131,000        176,000        549,000
  Net changes in marketable securities...................    38,613,000       (181,000)    (8,553,000)
  Deferred compensation plan.............................   (11,595,000)    (4,009,000)    (2,455,000)
                                                           ------------   ------------   ------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES......     8,051,000    (17,104,000)   (25,860,000)
                                                           ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends paid.........................................   (17,530,000)   (18,150,000)   (17,869,000)
  Distribution to minority interest......................      (505,000)       (98,000)
  Additions to bank loans and contracts payable..........     1,483,000        510,000      1,219,000
  Principal payments on bank loans and contracts
     payable.............................................    (1,544,000)    (3,337,000)    (1,619,000)
  Exercise of stock options..............................     5,061,000      4,949,000      4,729,000
  Stock repurchases......................................   (32,480,000)   (25,963,000)    (7,477,000)
  Recapitalization cost..................................      (616,000)            --             --
  Other..................................................            --             --         (6,000)
                                                           ------------   ------------   ------------
NET CASH USED IN FINANCING ACTIVITIES....................   (46,131,000)   (42,089,000)   (21,023,000)
                                                           ------------   ------------   ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS............................................     2,647,000     (4,680,000)    (2,690,000)
                                                           ------------   ------------   ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....    21,808,000     (8,568,000)    18,305,000
CASH AND CASH EQUIVALENTS AT JANUARY 1...................    78,913,000     87,481,000     69,176,000
                                                           ------------   ------------   ------------
CASH AND CASH EQUIVALENTS AT DECEMBER 31.................  $100,721,000   $ 78,913,000   $ 87,481,000
                                                           ============   ============   ============
CASH PAID DURING THE YEAR
  Interest Paid..........................................  $  1,321,000   $    506,000   $    352,000
                                                           ============   ============   ============
  Income Taxes Paid (Refunded)...........................  $ 27,012,000   $ 27,110,000   $ 21,186,000
                                                           ============   ============   ============

        See the accompanying notes to consolidated financial statements
                                      III-7

                         HERBALIFE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. GENERAL

     Herbalife International, Inc. and its subsidiaries (the "Company") markets weight management products, food and dietary supplements and personal care products worldwide. The Company's products, which consist of herbs and other natural ingredients, are marketed through a network marketing system in which "distributors" who are generally independent contractors purchase products for resale to retail consumers and other distributors. As of December 31, 1998, the Company conducted business in forty-two countries located in the Asia/Pacific Rim, Europe and Americas. In the Company's foreign markets, distributors market the same, or essentially the same products, as those sold in the United States and in fundamentally the same manner.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidation Policy

     The consolidated financial statements include the accounts of the Company and its subsidiaries; all significant intercompany transactions and accounts have been eliminated.

  Translation of Foreign Currencies

     Foreign subsidiaries asset and liability accounts are translated for consolidated financial reporting purposes into U.S. dollar amounts at year-end exchange rates. Revenue and expense accounts are translated at the average rates during the year. Foreign exchange translation adjustments are included in other comprehensive income. Transaction losses, which were $771,000, $1,564,000, and $3,013,000 in the years ending December 31, 1998, 1997 and 1996, respectively, are included in marketing, distribution and administrative expenses in the accompanying Consolidated Statements of Income.

  Forward Exchange Contracts

     The Company enters into forward exchange contracts in managing its foreign exchange risk on intercompany transactions and does not use the contracts for trading purposes. Gains and losses related to qualifying hedges are deferred and recognized in operating income when the underlying hedged transaction occurs. Premium payments on such contracts are amortized to expense over the life of the contracts.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised primarily of money market accounts, foreign and domestic bank accounts, and tax-exempt municipal bonds with short-term maturities. To reduce its credit risk, the Company monitors the credit standing of the financial institutions that hold the Company's cash and cash equivalents.

  Marketable Securities

     The Company's marketable securities are classified as "available for sale". Fluctuations in fair value are included in other comprehensive income. Marketable securities are comprised primarily of tax-exempt municipal bonds with contractual maturities of up to five years.

                                      III-8

                         HERBALIFE INTERNATIONAL, INC.

  Fair Value of Financial Instruments

     The Company has estimated the fair value of its financial instruments using the following methods and assumptions:

     The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the short term maturity of these instruments.

     Marketable securities are based on the quoted market prices for these instruments.

     Foreign exchange contracts are based on exchange rates at December 31, 1998. The fair value of option contracts are based on dealer quotes.

  Inventories

     Inventories are stated at lower of cost (on the first-in, first-out basis) or market.

  Advertising Costs

     The Company expenses advertising costs in the period incurred. Literature and promotional items are sold to distributors and are included in inventories and are charged to cost of sales as they are sold.

  Long-Lived Assets

     Depreciation of furniture, fixtures and other equipment is computed on a straight-line basis over the estimated useful lives of the related assets, which range from three to six years. Leasehold improvements are amortized on a straight-line basis over the life of the related asset or the term of the lease, whichever is shorter.

     Goodwill is being amortized over periods ranging from fifteen to forty years.

     Long-lived assets are reviewed for impairment, based on undiscounted cash flows, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

  Income Taxes

     Income tax expense includes income taxes payable for the current year and the change in deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. A valuation allowance is recognized to reduce the carrying value of deferred income tax assets if it is believed to be more likely than not that a component of the deferred income tax assets will not be realized.

  Royalty Overrides

     An independent distributor may earn commissions called royalty overrides or production bonuses based on retail volume. Such commissions are based on the retail sales volume of certain other members of the independent sales force who are sponsored by the distributor.

  Minority Interest

     On December 30, 1996, the Company sold shares of Herbalife Japan to certain Company Directors, Executive Officers and Resident Managers of Herbalife Japan. The minority interest represents the minority stockholders' approximate 7% interest in the equity of Herbalife Japan -- See Footnote 8 -- "Transactions with Related Parties".

                                      III-9

                         HERBALIFE INTERNATIONAL, INC.

  Revenue Recognition

     The Company records its retail sales based upon suggested retail prices as reflected on the Company's sales invoices to its distributors. The Company does not receive the amount reported as retail sales, but generally receives the net sales price in cash or through credit card payments upon receipt of orders from distributors. The net sales price is the suggested retail price less a distributor allowance approximating 50%. Sales, related royalty overrides, and allowances for product returns are recorded when the merchandise is shipped. Advance sales deposits represent prepaid orders for which the Company has not shipped the merchandise.

  Sources of Supply and Product Development

     All of the Company's products are manufactured by outside companies. Raven Industries ("Raven") currently manufactures most of the Company's powder products, and D&F Industries ("D&F) currently supplies most of the Company's tablet and capsule products. For a number of years prior to 1998, the Company was subject to requirements contracts with each of Raven, D&F and Dynamic Products, Inc. ("Dynamic") pursuant to which the Company agreed to purchase all of its requirements of powder products from Raven and all of its requirements of tablet, capsule and certain other products from Dynamic or D&F, to the extent each such manufacturer was capable of manufacturing such products. In 1996 and 1997, aggregate purchases by the Company from Raven and D&F represented a majority of the Company's product purchases. In September 1997, the Company entered into new three-year agreements with Raven, D&F and Dynamic, pursuant to which revised pricing and other provisions became effective on January 12, 1998. The new contracts provide, among other things, the ability for the Company to source and develop products with other third party manufacturers, subject to minimum percentage purchase and other requirements for nutritional supplement, and a small number of non-nutritional supplement, products falling into specified product categories. As a result, and because the new contracts confirm the Company's ownership of product formulations for substantially all of the Company's nutritional products, the Company has the capacity, and in the future may seek, to "second source" particular nutritional supplement products with multiple manufacturers. In addition, a number of the Company's new products, such as WaferFull(TM) and Chew Slim(TM)weight management products are being manufactured for the Company by new manufacturers. Increasingly, the Company's in-house staff has been conducting product research and development and product formulation. However, the Company has historically relied on Raven and D&F for these services, and will continue to do so, albeit to a lesser extent, in the future.

  Earnings Per Share

     At December 31, 1997, the Company adopted Statement of Financial Accounting Standard No. 128 ("SFAS 128"), "Earnings per Share". SFAS 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share based upon the weighted average number of common shares outstanding for the period. It also requires dual presentation of basic and diluted earnings per share for companies with complex capital structures. Earnings per share for the current and prior periods have been presented in conformity with the provisions of SFAS 128

     Net income as presented in the consolidated income statement is used as the numerator in the earnings per share calculation for both the basic and diluted computations.

  Stock Compensation

     Effective January 1, 1996, the Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". This statement establishes financial accounting and reporting standards for stock-based employee compensation plans, such as stock purchase plans, stock options, restricted stock and stock appreciation rights as well as non-employee equity transactions. The Company has not changed the

                                     III-10

                         HERBALIFE INTERNATIONAL, INC.

method of accounting for its employee stock compensation plans, but as permitted by this statement, has provided the fair value disclosure requirements in Footnote 10.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Recently Issued Accounting Pronouncements

     At December 31, 1998, the Company adopted Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," (SFAS 130), No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131) and No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132). The adoption of these standards expanded or modified disclosures but had no impact on consolidated financial position, results of operations or cash flows.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities and will be effective January 1, 2000. The Company has not yet analyzed the impact of adopting this statement.

     In April, 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Cost of Start-up Activities." This Statement requires that all start-up activities, including organizational costs, be expensed as incurred. The Company elected to adopt SOP 98-5 on January 1, 1998. The effects of adopting this SOP did not have a material impact on consolidated financial position, results of operations or cash flows.

     In March, 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This Statement establishes guidance on the capitalization of software for internal use. The Company will adopt SOP 98-1 on January 1, 1999 as required. The Company has not yet analyzed the impact of adopting this statement.

3. INVENTORIES

     Inventories consist primarily of finished goods available for resale and can be categorized as follows:

                                                           DECEMBER 31,
                                                    --------------------------
                                                       1998           1997
                                                    -----------    -----------
Product...........................................  $75,182,000    $61,048,000
Literature........................................    7,009,000      4,990,000
Promotional items.................................    5,947,000      5,545,000
                                                    -----------    -----------
          Total...................................  $88,138,000    $71,583,000
                                                    ===========    ===========

                                     III-11

                         HERBALIFE INTERNATIONAL, INC.

4. BANK LOANS AND CONTRACTS PAYABLE

     Bank loans and contracts payable consist of the following:

                                                            DECEMBER 31,
                                                      ------------------------
                                                         1998          1997
                                                      ----------    ----------
Capitalized leases, due in monthly installments
  through 2003 (Note 5).............................  $3,748,000    $3,824,000
Bank loans..........................................   1,248,000       291,000
                                                      ----------    ----------
          Total.....................................   4,996,000     4,115,000
Less current portion................................   2,639,000     1,449,000
                                                      ----------    ----------
Long-term portion...................................  $2,357,000    $2,666,000
                                                      ==========    ==========

     Annual scheduled payments of bank loans and contracts payable are:
$2,639,000 (1999), $1,346,000 (2000), $780,000 (2001), $187,000 (2002), and
$44,000 (2003).

     The Company has revolving bank credit facilities in Turkey in the amount of $2,000,000. The credit facilities will continue to be available until written notice is provided. The credit facilities provide for borrowings at local interest rates, set when borrowings are made. The borrowings are collateralized by cash investments on account with the bank. At December 31, 1998, there was $1,248,000 outstanding at December 31, 1998.

     The Company has a line of credit arrangement expiring December 31, 2000, which provides for unsecured borrowings of up to $25 million with the interest rate based on Libor plus 1/2%. The Company had no borrowings under the line of credit agreement at December 31, 1998, although $4.4 million was used to secure letters of credit. The terms of the line of credit agreement contain, among other provisions, requirements for maintaining defined levels of working capital, net worth and fixed charge ratio.

     The Company has pledged cash and cash equivalents to secure financing primarily for the benefit of its foreign subsidiaries, including letters of credit, leases and other obligations. As of December 31, 1998, an aggregate of $2.5 million had been pledged against $2.0 million of commitments for debt obligations.

5. LEASE OBLIGATIONS

     The Company has warehouse and office facilities, furniture and fixtures and equipment under leases which expire at various dates through 2009. Under the lease agreements, the Company is also obligated to pay property taxes, insurance, and maintenance costs.

     Certain of the leases contain renewal options. Future minimum rental commitments for non-cancelable operating leases and capital leases at December 31, 1998 were as follows:

                                                      OPERATING      CAPITAL
                                                     -----------    ----------
1999...............................................  $10,971,000    $2,028,000
2000...............................................    9,984,000     1,820,000
2001...............................................    7,193,000       825,000
2002...............................................    5,826,000       194,000
2003...............................................    5,667,000        45,000
Thereafter.........................................   12,996,000            --
                                                     -----------    ----------
          Total....................................  $52,637,000     4,912,000
                                                     ===========
Less: Amounts included above representing
  interest.........................................                  1,164,000
                                                                    ----------
Present value of net minimum lease payments........                 $3,748,000
                                                                    ==========

                                     III-12

                         HERBALIFE INTERNATIONAL, INC.

     Rental expense for the years ended December 31, 1998, 1997 and 1996 was $18,336,000, $14,299,000 and $9,434,000, respectively.

     Property under capital leases is included in property in the accompanying balance sheets at December 31, 1998 and 1997 as follows:

                                                         1998          1997
                                                      ----------    ----------
Equipment...........................................  $6,935,000    $6,105,000
Less: accumulated amortization......................   3,487,000     2,096,000
                                                      ----------    ----------
          Total.....................................  $3,448,000    $4,009,000
                                                      ==========    ==========

6. EMPLOYEE COMPENSATION PLANS

     In addition to the stock option plan discussed in Note 10, the Company has two incentive compensation plans: the 1992 Executive Incentive Compensation Plan (the "1992 Plan") and the 1994 Performance-Based Annual Incentive Compensation Plan (the "1994 Plan"). Under the 1992 plan, a target percentage of earnings before bonuses and income taxes may be awarded to Officers, Directors and Key Employees, as determined by the Chief Executive Officer and Compensation Committee, based on the attainment of certain corporate and business objectives. The expense under the 1992 Plan for 1996 was $320,000. No bonuses were awarded under this plan for 1998 or 1997.

     The 1994 Plan provides additional compensation as an incentive to key executives and consultants to attain certain specified performance objectives of the Company. The amount of the available awards to individual participants and the aggregate amount to all participants is determined based upon objective performance goals as determined by the Compensation Committee of the Board of Directors. The amounts awarded under the 1994 Plan for 1998, 1997 and 1996 totaled $6,750,000, $8,400,000 and $5,850,000, respectively.

     In accordance with the 1994 Plan, the Company made advances of targeted performance bonus amounts during 1998, 1997 and 1996 to the participants. As of December 31, 1998, the remaining outstanding principal and accrued interest was $6,000,000, included in receivables in the accompanying balance sheets. Each advance is a full recourse obligation of the executive with a maturity date of two years following the date of the advance. In addition, the advances bear interest at the applicable federal rate (AFR) for two-year notes at the time of the advances. The rates for outstanding advances at December 31, 1998 range from 4.33% to 5.64%.

     The Company also maintains a profit sharing plan pursuant to Sections 401
(k) and (m) of the Internal Revenue Code. The plan is available to substantially all employees who meet length of service requirements. Employees may elect to contribute 2% to 17% of their compensation, and the Company will match a portion of the participant's contribution. Participants are partially vested in the Company contributions after three years and fully vested after seven years. The Company contributed $646,000, $470,000 and $399,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

     In 1996, the Company implemented two non-qualified, deferred compensation plans for select groups of management: the "Management Plan" and the "Senior Executive Plan". The Deferred Compensation Plans are unfunded and their benefits are paid from the general assets of the Company, except that the Company has contributed certain amounts to a "rabbi trust" whose assets will be used to pay the benefits if the Company remains solvent, but can be reached by the Company's creditors if the Company becomes insolvent. The Deferred Compensation Plans allow eligible employees to elect annually to defer up to fifty percent (50%) of their base annual salary and up to one hundred percent (100%) of their annual bonus for each calendar year (the "Annual Deferral Amount"). The Company makes matching contributions on behalf of each participant in the Senior Executive Plan of one hundred percent (100%) of the amount deferred by each participant up to ten percent (10%) of the participant's base annual salary. Each participant in either of the Deferred

                                     III-13

                         HERBALIFE INTERNATIONAL, INC.

Compensation Plans has at all times a fully vested and non-forfeitable interest in each year's contribution, including interest credited thereto, and in any Company matching contributions, if applicable. In connection with a participant's election to defer an Annual Deferral Amount, the participant may also elect to receive a short-term payout, equal to the Annual Deferral Amount plus interest. Such amount is payable in five or more years from the first day of the year in which the Annual Deferral Amount is actually deferred. The gross deferred compensation expense was $6,144,000, $4,683,000 and $2,826,000 for 1998, 1997 and 1996, respectively. The deferred compensation expense net of participant contributions was $2,780,000, $1,078,000 and $616,000 for 1998, 1997
and 1996, respectively. The long-term deferred compensation liability, included in other noncurrent liabilities in the accompanying balance sheet, was $13,845,000 and $7,336,000 for December 31, 1998 and 1997, respectively.
Included in other assets is the related deferred compensation investment of $12,445,000 and $6,464,000 for December 31, 1998 and 1997, respectively.

     In addition, effective as of August 9, 1994, the Company entered into a Deferred Compensation Agreement with a Senior Executive, pursuant to which this employee has received and will continue to receive $600,000 in cash deferred compensation from the Company on each of the first five anniversary dates of such Deferred Compensation Agreement on which this employee remained continuously employed by the Company. The gross deferred compensation expense under the agreement with this employee was $600,000 for each of the three years ended December 31, 1998. The long-term deferred compensation liability under the agreement with this employee, included in other noncurrent liabilities in the accompanying balance sheet, was $2,025,000 and $1,425,000 for December 31, 1998 and 1997, respectively.

7. RETIREMENT PLAN

     In September 1997, the Company implemented a nonqualified, non-contributory Supplemental Executive Retirement Plan ("SERP") providing retirement benefits for a select group of management and highly compensated employees. The SERP is unfunded and its benefits are paid from the general assets of the Company, except that the Company has contributed $4,389,000 to a "rabbi trust" whose assets will be used to pay benefits if the Company remains solvent, but can be reached by the Company's creditors if the Company becomes insolvent. The normal retirement benefit under the SERP is 60 quarterly installment payments commencing at age 65, each of which equals one-quarter of 1.75% of "compensation" times the number of years of service up to 20 years. A participant becomes fully vested in his or her interest in the SERP on his or her normal or early retirement date, death, or disability, or on a change in control of the Company. If a participant's employment is terminated for cause, the Company has the discretion to reduce his or her vested benefit to zero. In all other cases, a participant's vested interest is zero until he or she has completed five years of service, and gradually increases to 100% when he or she has completed nine years of service. The Plan Administrator has the discretion to credit a participant with additional years of service as of his or her date of

                                     III-14

                         HERBALIFE INTERNATIONAL, INC.

hire or commencement of participation in the SERP. The following table shows the net periodic pension cost and other data about the SERP:

                                                       1998           1997
                                                    -----------    -----------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of
  year/inception..................................  $ 5,965,000    $ 5,561,000
Service cost......................................      989,000        270,000
Interest cost.....................................      432,000        134,000
Actuarial loss....................................    1,643,000
                                                    -----------    -----------
Benefit obligation at end of year.................  $ 9,029,000    $ 5,965,000
                                                    ===========    ===========
Funded status.....................................  $(9,029,000)   $(5,965,000)
Unrecognized actuarial loss.......................    1,643,000
Unrecognized prior service cost...................    5,066,000      5,437,000
                                                    -----------    -----------
Net amount recognized.............................  $(2,320,000)   $  (528,000)
                                                    ===========    ===========
Amounts recognized in the statement of
  consolidated balance sheet consolidated balance
  sheets consist of:
  Accrued benefit liability.......................  $(6,246,000)   $(4,233,000)
  Intangible asset................................    3,926,000      3,705,000
                                                    -----------    -----------
Net amount recognized.............................  $(2,320,000)   $  (528,000)
                                                    ===========    ===========

                                                           1998           1997
                                                    -----------    -----------
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate.....................................          6.5%          7.25%
Expected return on plan assets....................          N/A            N/A
Rate of compensation increase.....................            4%             4%

                                                           1998           1997
                                                    -----------    -----------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost......................................  $   989,000    $   270,000
Interest cost.....................................      432,000        134,000
Amortization of prior service cost................      371,000        124,000
                                                    -----------    -----------
Net periodic pension cost.........................  $ 1,792,000    $   528,000
                                                    ===========    ===========

8. TRANSACTIONS WITH RELATED PARTIES

     On April 23, 1998, Raven Industries ("Raven") and D&F Industries ("D&F"), two of the significant suppliers of the Company's products, and Dynamic Products, Inc. ("Dynamic") another supplier to the Company, concluded a bond offering. Part of the proceeds from the offering was used to repurchase certain ownership interests in such entities, including the entire ownership interest of Mr. Hughes, CEO and President of the Company in Raven and Dynamic (representing 1/3 and 1/5 of the formerly outstanding ownership, respectively), as well as the entire ownership interest of an employee (formerly a Director and Executive Officer) of the Company in Dynamic (representing 5% of the formerly outstanding ownership). Total purchases from Raven Industries were $16,379,000, $63,424,000 and $53,193,000 for the period January 1, 1998 through April 23, 1998 and for the years ended December 31, 1997 and 1996, respectively. Total purchases from Dynamic Products, Inc. were $990,000, $3,347,000 and $3,181,000 for the period January 1, 1998 through April 23, 1998 and for the years ended December 31, 1997 and 1996, respectively. At December 31, 1997, the aggregate amounts payable to these suppliers were $103,000.

     In addition to advances described in Note 6, the Company has made additional advances of $704,000 to certain officers and a Director. The outstanding principal and accrued interest was $642,000 at December 31,

                                     III-15

                         HERBALIFE INTERNATIONAL, INC.

1998 (included in receivables on the accompanying balance sheet). Each outstanding advance is a full recourse obligation of the officer with a maturity date of three months to 30 months. The advances bear interest ranging from 5.06% to 5.75%.

     The Company engaged Nutrient Research Consultants, Ltd., which is wholly owned by an employee (former Director and Executive Officer), to perform consulting services related to the formulation and testing of nutritional products. For the year ended December 31, 1996, payments by the Company to this consulting firm amounted to $230,000. No payments were made to this firm in 1997 and 1998.

     In December 1996, the Company sold an approximate 7% interest in its Japanese subsidiary to certain Company directors, executive officers and resident managers of Herbalife Japan K.K.. The aggregate sales price was $4,620,000: $1,386,000 in cash and $3,234,000 in full recourse interest bearing notes. The notes are payable in 16 equal quarterly principal and interest installments, beginning in March 1998, as amended. The outstanding note receivable balance at December 31, 1998 and 1997 was $2,665,000 and $3,224,000, respectively (included in other assets on the accompanying balance sheet). The sales price of the shares was determined based upon a valuation performed by an independent investment banking firm. The profit recognized from the sale has been deferred until the interest ultimately is sold to a third party.

9. CONTINGENCIES

     The Company is subject to transfer pricing regulations, restrictions on the management fees it charges to its worldwide subsidiaries and similar regulations and restrictions designed to ensure that appropriate levels of income are reported as earned by each local subsidiary and taxed by the appropriate governmental authorities. In addition, the Company's operations in foreign countries are subject to regulations designed to ensure that appropriate levels of customs duties are assessed on the importation of the Company's products.

     While the Company believes it is in substantial compliance with all applicable regulations and restrictions, it is subject to the risk that governmental authorities could audit its transfer pricing and related practices and assert that additional taxes are owed. For example, the Company is currently subject to pending or proposed audits which are at various levels of review, assessment or appeal in a number of foreign jurisdictions, including Italy and France, involving transfer pricing issues, income taxes, value added taxes, withholding taxes and related interest and penalties in material amounts. In certain circumstances, additional taxes, interest and penalties have been assessed, and the Company will be required to litigate to reverse the assessments. In addition, Italian criminal tax proceedings are pending against the former managing director of the Company's Italian subsidiary in his capacity as such with respect to certain tax issues affecting the Company (and not affecting distributors or the taxation of distributors). The Company has been advised by its Italian tax counsel that referral of tax charges to criminal authorities in Italy is a relatively common procedure (pursuant to statutory provisions requiring referral of specific types of claims based upon the amounts thereof) and in any event believes that the Company has strong defenses to the charges. None of the pending or proposed audits, assessments or litigation is expected to have a material adverse effect on the Company. However, ultimate resolution of these matters may take several years and the outcome is uncertain.

     In the event that such audits or assessments are concluded adversely to the Company, the Company believes that it may be able to offset or mitigate the consolidated effect of foreign income tax assessments through the use of U.S. foreign tax credits. Currently, the foreign tax credits are being fully utilized, so that additional such credits might not be usable to offset current taxes. Further, because the laws and regulations governing U.S. foreign tax credits are complex and depend, among other things, on tax treaties with foreign nations in addition to U.S. tax laws, there can be no assurance that the Company would in fact be able to take advantage of any such additional foreign tax credits in the future.

     On December 16, 1998, Moshe and Dorit Miron, two Israeli distributors of the Company, filed a lawsuit in the United States District Court for the Northern District of California, in which the Company is the named defendant (the "Miron Suit"). Although the Miron Suit is in its early pleading stages and it is difficult
                                     III-16

                         HERBALIFE INTERNATIONAL, INC.

to ascertain what causes of action the plaintiffs are attempting (or have the right) to allege against the Company, the case appears to be primarily a claim for breach of contract. In addition, the Miron Suit appears to attempt to challenge the legality of the company's marketing system. The Company believes that it has meritorious defenses to the allegations that appear to be asserted against the Company. Due to the uncertainty inherent in any litigation and the early stage of this proceeding, however, there can be no assurances that the Company will obtain a favorable resolution of the Miron Suit or that an adverse disposition of the case would not have a material adverse effect on the Company.

     Furthermore, the Company is from time to time engaged in routine litigation. The Company regularly reviews all pending litigation matters in which it is involved and, estimating the impact of such litigation matters, establishes reserves considered appropriate by management. The Company's estimates of the impact of these matters may change as the matters progress and are ultimately resolved.

10. STOCKHOLDERS' EQUITY

     At a Special Meeting of the Company's shareholders held on December 11, 1997, the Company's shareholders approved a recapitalization plan (the "Recapitalization"), pursuant to which the Company's Articles of Incorporation were amended and restated to: (i) effect a one-for-three reverse split (the "Reverse Split") of the Old Common Stock, (ii) reclassify each resulting whole share of Old Common Stock as a share of Class A Stock, (iii) create a new class of non-voting common stock, designated Class B Stock, and (iv) fix the relative rights, powers and limitations of the Class A Stock and the Class B Stock. The Recapitalization did not change the aggregate number of shares of the Company's authorized and outstanding capital stock. On December 12, 1997, the Recapitalization became effective and the Company's Board of Directors declared a dividend of two shares of Class B Stock on each whole share of Class A Stock resulting from the Reverse Split. On December 15, 1997, trading of both the Class A Stock and the Class B Stock commenced on the NASDAQ National Market system. Common stock options and SARs have been retroactively adjusted to reflect the Recapitalization.

     The Company's 1991 Stock Option Plan ("1991 Plan"), as amended, permits the granting of non-qualified stock options to key employees and consultants to purchase 7,400,000 shares of the Company's Class A Stock and/or Class B Stock (less shares previously exercised) at prices not less than 85% of the fair market value of such shares on the date the option is granted. All options outstanding at December 31, 1998 were granted at the fair market value of such shares on the grant date. The contractual life of the options are generally 10 years and vest ratably over a maximum of 5 years in minimum annual installments of 20%.

     The Company's 1994 Plan allows for the granting of stock based performance awards authorized by the Compensation Committee of the Board of Directors. Compensation costs for these awards are recorded based on the quoted market price of the Company's common stock at the end of the period in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

     The employees are entitled to receive dividends, but assumption of full beneficial ownership vests ratably over five years and is contingent upon remaining in continuous employment for the vesting period. Paid-in Capital in Excess of Par Value and Unearned Compensation were recorded for the market value of the shares issued. Unearned Compensation is being amortized to compensation expense over the vesting period and is shown as a reduction of stockholders' equity. Stock based compensation costs included in the determination of income were $240,000, $1,332,000, and $4,798,000 for the years ended 1998, 1997, and
1996, respectively.

     During October, 1998, 1.9 million Class A Stock options and 5.1 million Class B Stock options were repriced by the Company to reflect the then current stock price of $8.000 and $6.625 respectively.

     The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25. Had compensation cost for stock option grants been calculated using the fair value provisions of

                                     III-17

                         HERBALIFE INTERNATIONAL, INC.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

                                         1998           1997           1996
                                      -----------    -----------    -----------
Net Income -- as reported...........  $48,498,000    $54,667,000    $44,791,000
Net Income -- pro forma.............  $33,190,000    $46,881,000    $42,054,000
Basic EPS -- as reported............  $      1.68    $      1.81    $      1.50
Basic EPS -- pro forma..............  $      1.15    $      1.55    $      1.41
Diluted EPS -- as reported..........  $      1.60    $      1.72    $      1.43
Diluted EPS -- pro forma............  $      1.14    $      1.49    $      1.38

     The pro forma effect on net income for the years presented is not necessarily representative of the pro forma effect on net income for future years since the pro forma compensation costs relate only to stock options granted or repriced since January 1, 1995.

     The fair value of the stock options granted during the years presented was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

                                             1998                    1997                    1996
                                     ---------------------   ---------------------   ---------------------
                                      CLASS A     CLASS B     CLASS A     CLASS B     CLASS A     CLASS B
                                     ---------   ---------   ---------   ---------   ---------   ---------
Risk free interest rate............      4.44%       4.51%       6.49%       6.49%       6.47%       6.47%
Expected option life...............  6.7 years   6.7 years   6.9 years   6.9 years   5.5 years   5.5 years
Volatility.........................     61.09%      59.54%      75.18%      75.18%      77.68%      77.68%
Dividend yield.....................      3.00%       3.50%       3.50%       3.50%       5.20%       5.20%

                                     III-18

                         HERBALIFE INTERNATIONAL, INC.

     Option groups outstanding at December 31, 1998, 1997 and 1996 and related option information follows:

                                              CLASS A STOCK                               CLASS B STOCK
                               --------------------------------------------   -------------------------------------
                                                 WEIGHTED                                       WEIGHTED
                                   OPTIONS       AVERAGE         SARS             OPTIONS       AVERAGE      SARS
                               ---------------   --------   ---------------   ---------------   --------   --------
1998
Outstanding at January 1.....        2,041,000    $14.27                 --         4,156,000    $14.40          --
Granted......................          374,000     22.12                 --         1,334,000     19.89          --
Repriced.....................        1,907,000      8.00                 --         5,075,000      6.63          --
Exercised....................         (159,000)     9.86                 --          (346,000)     9.57          --
Surrendered for repricing....       (1,907,000)    17.53                 --        (5,075,000)    16.30          --
Canceled.....................          (16,000)    10.65                 --           (37,000)    10.61          --
                               ---------------    ------    ---------------   ---------------    ------    --------
Outstanding at December 31...        2,240,000     $7.85                 --         5,107,000    $ 6.58          --
                                                  ======    ===============                      ======    ========
Available for grant at
  December 31................           15,000                                         45,000
                               ---------------                                ---------------
    Total reserved shares....        2,255,000                                      5,152,000
                               ===============                                ===============
Exercisable at December 31...          736,000                                      1,462,000
                               ===============                                ===============
Option prices per share
  Granted....................   $8.00 - $22.13                                 $6.63 - $26.00
  Exercised..................   $7.38 - $19.88                                 $6.68 - $19.88
Weighted average fair value
  of options granted during
  the year...................            $4.22                                          $3.67
1997
Outstanding at January 1.....        1,312,000    $10.92             62,000         2,627,000    $10.92     124,000
  Granted....................          933,000     17.29                 --         1,940,000     17.45          --
  Exercised..................         (222,000)     7.39            (10,000)         (448,000)     7.39     (20,000)
  SAR's converted to
    options..................           52,000     15.55            (52,000)          104,000     15.55    (104,000)
  Canceled...................          (34,000)    15.56                 --           (67,000)    15.56          --
                               ---------------    ------    ---------------   ---------------    ------    --------
Outstanding at December 31...        2,041,000    $14.27                 --         4,156,000    $14.40          --
                                                  ======    ===============                      ======    ========
Available for grant at
  December 31................          226,000                                        377,000
                               ---------------                                ---------------
    Total reserved shares....        2,267,000                                      4,533,000
                               ===============                                ===============
Exercisable at December 31...          389,000                                        778,000
                               ===============                                ===============
Option prices per share
  Granted....................  $15.69 - $25.13                                $15.69 - $25.13
  Exercised..................   $0.88 - $13.00                                 $0.88 - $13.00
Weighted average fair value
  of options granted during
  the year...................            $9.46                                          $9.56
1996
Outstanding at January 1.....          972,000     $6.69             20,000         1,944,000    $ 6.69      40,000
  Granted....................          638,000     14.96             58,000         1,277,000     14.96     117,000
  Exercised..................         (280,000)     5.64             (5,000)         (559,000)     5.64     (11,000)
  Canceled...................          (18,000)     7.38            (11,000)          (35,000)     7.38     (22,000)
                               ---------------    ------    ---------------   ---------------    ------    --------
Outstanding at December 31...        1,312,000    $10.92             62,000         2,627,000    $10.92     124,000
                                                  ======    ===============                      ======    ========
Available for grant at
  December 31................          221,000                                        441,000
                               ---------------                                ---------------
    Total reserved shares....        1,533,000                                      3,068,000
                               ===============                                ===============
Exercisable at December 31...          256,000                                        513,000
                               ===============                                ===============
Option prices per share
  Granted....................  $10.13 - $19.88                                $10.13 - $19.88
  Exercised..................   $0.88 - $15.25                                 $0.88 - $15.25
Weighted average fair value
  of options granted during
  the year...................            $7.23                                          $7.23

                                     III-19

                         HERBALIFE INTERNATIONAL, INC.

     The following table summarizes information regarding option groups outstanding at December 31, 1998.

                                                               WTD AVG
                                                 NUMBER       REMAINING    WTD AVG      OPTIONS     WTD AVG
                                               OUTSTANDING   CONTRACTUAL   EXERCISE   EXERCISABLE   EXERCISE
                                               AT 12/31/98      LIFE        PRICE     AT 12/31/98    PRICE
                                               -----------   -----------   --------   -----------   --------
Range of Exercise Prices:
Class A
  $0.88......................................      19,000      3 Years      $0.88         19,000     $0.88
  $7.38......................................     290,000      6 Years      $7.38        238,000     $7.38
  $7.50......................................      25,000      7 Years      $7.50         20,000     $7.50
  $8.00......................................   1,906,000      8 Years      $8.00        459,000     $8.00
Class B
  $0.88......................................      38,000      3 Years      $0.88         38,000     $0.88
  $6.63......................................   5,069,000      8 Years      $6.63      1,424,000     $6.63

11. SEGMENT INFORMATION

     The Company is a network marketing company that sells a wide range of weight management products, food and dietary supplements and personal care products within one industry as defined under SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's products are manufactured by third party providers and then sold to independent distributors who sell Herbalife products to retail consumers or other distributors.

                                     III-20

                         HERBALIFE INTERNATIONAL, INC.

     The Company has operations throughout the world (42 countries as of December 31, 1998) and is organized and managed by geographic area. Transactions between geographic segments generally represent export sales from the United States to foreign operations. Information reviewed by the Company's chief operating decision makers on significant geographic segments, as defined under SFAS 131, is prepared on the same basis as the consolidated financial statements and is as follows:

                                                 1998        1997        1996
                                               --------    --------    --------
                                                    (DOLLARS IN MILLIONS)
TOTAL RETAIL SALES:
  United States(1)...........................  $  893.4    $  745.7    $  656.7
  Japan......................................     547.7       525.7       311.1
  Russia.....................................      96.7       157.8       142.1
  All others(1)..............................     642.0       512.0       471.1
  Elimination of intersegment sales(1).......    (535.0)     (450.5)     (380.9)
                                               --------    --------    --------
     TOTAL RETAIL SALES......................   1,644.8     1,490.7     1,200.1
                                               --------    --------    --------
DISTRIBUTOR ALLOWANCES:
  United States(2)...........................     369.5       294.3       269.7
  Japan......................................     265.4       253.7       149.0
  Russia.....................................      42.9        73.4        68.1
  All others.................................     296.7       239.0       219.2
  Elimination of intersegment allowance(2)...    (196.3)     (152.2)     (137.8)
                                               --------    --------    --------
     TOTAL DISTRIBUTOR ALLOWANCES............     778.2       708.2       568.2
                                               --------    --------    --------
NET SALES....................................  $  866.6    $  782.5    $  631.9
                                               ========    ========    ========
OPERATING INCOME(3):
  United States..............................  $  244.5    $  206.2    $  175.9
  Japan......................................      62.9        61.2        36.2
  Russia.....................................       5.0        26.4        14.9
  All others.................................      34.1        13.5        26.8
  Elimination of intersegment gross profit...    (232.5)     (191.0)     (160.7)
                                               --------    --------    --------
     TOTAL...................................     114.0       116.3        93.1
                                               --------    --------    --------
  Corporate expenses.........................     (35.7)      (30.3)      (24.4)
  Net interest income........................       2.5         4.5         4.1
  Income taxes...............................     (31.1)      (34.9)      (28.0)
  Minority interest..........................      (1.2)       (1.0)         --
                                               --------    --------    --------
NET INCOME...................................  $   48.5    $   54.6    $   44.8
                                               ========    ========    ========
TOTAL ASSETS:
  United States..............................  $  116.2    $  138.5    $  143.2
  Japan......................................      69.4        57.9        29.6
  Russia.....................................      11.0        16.2        10.6
  All others.................................     123.0        83.6        68.8
  Corporate(4)...............................      31.9        23.0        19.5
  Elimination................................      (3.3)       (4.6)       (2.6)
                                               --------    --------    --------
     TOTAL ASSETS............................  $  348.2    $  314.6    $  269.1
                                               ========    ========    ========

                                     III-21

                         HERBALIFE INTERNATIONAL, INC.

                                                 1998        1997        1996
                                               --------    --------    --------
CAPITAL EXPENDITURES:
  United States..............................  $   14.5    $   10.5    $   11.4
  Japan......................................       1.9         2.4         0.5
  Russia.....................................       0.5          --          --
  All others.................................       2.2         0.2         3.5
                                               --------    --------    --------
     TOTAL CAPITAL EXPENDITURES..............  $   19.1    $   13.1    $   15.4
                                               ========    ========    ========
Notes:
(1) Includes intersegment sales of:
       United States.........................  $  528.9    $  447.0    $  377.2
       All others............................       6.1         3.5         3.7
                                               --------    --------    --------
          Total..............................  $  535.0    $  450.5    $  380.9
                                               ========    ========    ========
(2) Includes distributor allowance reclass
    of:
       United States.........................     196.3       152.2       137.8
       Elimination...........................    (196.3)     (152.2)     (137.8)
                                               --------    --------    --------
          Total..............................        --          --          --
                                               ========    ========    ========
(3) Includes depreciation and amortization
    of:
       United States.........................  $   11.5    $    6.9    $    5.9
       Japan.................................       1.2         0.8         0.3
       Russia................................        --          --          --
       All Others............................       3.1         3.3         4.4
                                               --------    --------    --------
          Total..............................  $   15.8    $   11.0    $   10.6
                                               ========    ========    ========
(4) Corporate assets includes:
       Goodwill..............................  $    3.3    $    3.5    $    3.6
       ST deferred taxes.....................      21.9        16.8        15.7
       LT deferred taxes.....................       6.7         2.7         0.2
                                               --------    --------    --------
          Total..............................  $   31.9    $   23.0    $   19.5
                                               ========    ========    ========

                                                 1998        1997        1996
                                               --------    --------    --------
REVENUE BY PRODUCT LINE IS AS FOLLOWS:
Weight management............................  $  512.8    $  448.9    $  358.3
Food and dietary supplements.................     865.2       805.8       666.0
Personal care products.......................     198.9       166.6       115.4
Literature, promotional and other............      67.9        69.4        60.4
                                               --------    --------    --------
          Total retail sales.................  $1,644.8    $1,490.7    $1,200.1
                                               ========    ========    ========

12. INCOME TAXES

     The components of income before income taxes were:

                                               YEAR ENDED DECEMBER 31,
                                      -----------------------------------------
                                         1998           1997           1996
                                      -----------    -----------    -----------
Domestic............................  $28,082,000    $44,769,000    $23,298,000
Foreign.............................   52,781,000     45,751,000     49,533,000
                                      -----------    -----------    -----------
                                      $80,863,000    $90,520,000    $72,831,000
                                      ===========    ===========    ===========

                                     III-22

                         HERBALIFE INTERNATIONAL, INC.

     Income taxes are as follows:

                                                 YEAR ENDED DECEMBER 31,
                                         ----------------------------------------
                                             1998          1997          1996
                                         ------------   -----------   -----------
CURRENT:
Foreign................................  $ 33,048,000   $25,397,000   $26,349,000
Federal................................     6,133,000     9,858,000     8,774,000
State..................................     2,754,000     2,579,000     2,600,000
DEFERRED:
Foreign................................      (395,000)    1,156,000    (3,367,000)
Federal................................    (9,814,000)   (3,749,000)   (5,589,000)
State..................................      (594,000)     (391,000)     (727,000)
                                         ------------   -----------   -----------
                                         $ 31,132,000   $34,850,000   $28,040,000
                                         ============   ===========   ===========

     The tax effects of temporary differences which gave rise to deferred income tax assets and liabilities are as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                         1998          1997
                                                      -----------   -----------
DEFERRED INCOME TAX ASSETS:
Intercompany profit in inventory....................  $ 1,131,000   $ 1,693,000
Accruals not currently deductible...................   15,479,000    11,798,000
Foreign tax credits and tax loss carryforwards of
  certain foreign subsidiaries......................    5,539,000     3,966,000
Less valuation allowance............................   (3,458,000)   (1,601,000)
Depreciation/amortization...........................      201,000            --
Deferred compensation plan..........................    6,786,000     2,960,000
Accrued state income taxes..........................      630,000       640,000
Accrued vacation....................................    1,670,000            --
Other...............................................    2,670,000     1,283,000
                                                      -----------   -----------
                                                       30,648,000    20,739,000
                                                      -----------   -----------
DEFERRED INCOME TAX LIABILITIES:
Depreciation/amortization...........................           --       975,000
Payments to former partners.........................      896,000       931,000
Inventory deductibles...............................      136,000       748,000
Unrealized foreign exchange.........................    1,050,000
Other...............................................           --       322,000
                                                      -----------   -----------
                                                        2,082,000     2,976,000
                                                      -----------   -----------
NET.................................................  $28,566,000   $17,763,000
                                                      ===========   ===========

     At December 31, 1998, the Company's deferred income tax asset for U.S. foreign tax credits ($1,039,000) and tax loss carryforwards of certain foreign subsidiaries totaling $5,539,000 was reduced by a valuation allowance of $3,458,000. The tax loss carryforwards expire in varying amounts between 1999 and 2008. Realization of the income tax carryforwards is dependent on generating sufficient taxable income prior to expiration of the carryforwards. Although realization is not assured, management believes it is more likely than not that the net carrying value of the income tax carryforwards will be realized. The amount of the income tax carryforwards that is considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

                                     III-23

                         HERBALIFE INTERNATIONAL, INC.

     The tax expense differs from the "expected" income tax expense by applying the United States statutory rate of 35% as follows:

                                                   YEAR ENDED DECEMBER 31,
                                           ---------------------------------------
                                              1998          1997          1996
                                           -----------   -----------   -----------
Tax expense at United States statutory
  rate...................................  $28,302,000   $31,682,000   $25,491,000
Increase (decrease) in tax resulting
  from:
  Foreign sales corporation..............     (194,000)   (1,846,000)     (332,000)
  U.S. foreign tax credits...............   (6,671,000)   (7,926,000)   (4,497,000)
  Increase (decrease) in valuation
     allowances..........................    1,857,000       156,000      (626,000)
  Differences between U.S. and foreign
     tax rates on foreign income.........    8,380,000    10,541,000     6,556,000
  State taxes, net of federal benefit....    1,297,000     1,428,000     1,240,000
  Other..................................   (1,839,000)      815,000       208,000
                                           -----------   -----------   -----------
          TOTAL..........................  $31,132,000   $34,850,000   $28,040,000
                                           ===========   ===========   ===========

     Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided approximated $13,891,000 at December 31, 1998. The additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be substantially offset by U.S. tax credits for foreign taxes paid.

13. FINANCIAL INSTRUMENTS

     The Company enters into foreign exchange derivatives in the ordinary course of business primarily to reduce its exposures to currency fluctuations attributable to inter-company transactions and translation of its local currency revenue. Most of these foreign exchange contracts are designated for forecasted transactions. The use of these derivative instruments allows the Company to reduce its overall exposure to exchange rate movements, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities, and forecasted transactions being hedged.

     Foreign exchange option contracts are used primarily to hedge anticipated Yen revenues resulting from product sales to Japan. The exchange rate at which these contracts may be exercised is based upon the daily average exchange rate for a particular month. The Company has guidelines which establish a $5 million limit on the net amount of option premiums that can be purchased to hedge these exposures.

     The following table provides information about the details of the Company's option contracts at 12/31/98:

                               U.S. DOLLAR   AVERAGE
                               EQUIVALENT    STRIKE       FAIR        MATURITY     UNREALIZED
      FOREIGN CURRENCY          COVERAGE      PRICE      VALUE          DATE          LOSS
      ----------------         -----------   -------   ----------   ------------   ----------
Japanese Yen.................  $90,000,000     120     $1,781,000   Jan-Dec 1999   $1,915,000

     Foreign exchange forward contracts are occasionally used to hedge non-functional currency advances between subsidiaries. The objective of these contracts is to neutralize the impact of foreign currency movements on the subsidiary's operating results.

                                     III-24

                         HERBALIFE INTERNATIONAL, INC.

     The table below describes the forward contracts that were outstanding at 12/31/1998:

                                     CONTRACT     FORWARD POSITION      MATURITY    CONTRACT   UNREALIZED
         FOREIGN CURRENCY              DATE         IN US DOLLARS         DATE        RATE        LOSS
         ----------------           ----------   -------------------   ----------   --------   ----------
Buy German Mark/sell Pound
  Sterling........................  12/14/1998       $1,807,000        03/31/1999    2.759      $ (2,000)
Buy Pound Sterling/sell Dutch
  Guilders........................  08/12/1998        1,243,000        02/26/1999    3.202       (33,000)
Buy Norwegian Kroner/sell French
  Franc...........................  08/28/1998          912,000        06/30/1999    1.316        (7,000)
Buy Swedish Krona/sell French
  Franc...........................  08/28/1998          345,000        06/30/1999    1.367       (28,000)

     All foreign subsidiaries excluding those operating in hyper-inflationary environments designate their local currencies as their functional currency. In anticipation of future intercompany or dividend payments, the Company has instructed various subsidiaries to maintain most of their surplus cash in U.S. dollars. At year end the total amount of subsidiary cash that was maintained or invested in U.S. dollars was $11.5 million.

14. QUARTERLY INFORMATION (UNAUDITED)

                                                      1998            1997
                                                  ------------    ------------
FIRST QUARTER ENDED MARCH 31
Retail sales....................................  $398,447,000    $323,944,000
Net sales.......................................   209,776,000     169,977,000
Operating margin................................    92,674,000      73,351,000
Net income......................................  $ 14,788,000    $ 11,916,000
Net income per common share:
Basic...........................................  $       0.51    $       0.39
Diluted.........................................  $       0.48    $       0.38
Dividends per share paid........................  $       0.15    $       0.15
SECOND QUARTER ENDED JUNE 30
Retail sales....................................  $398,142,000    $350,020,000
Net sales.......................................   209,944,000     184,891,000
Operating margin................................    96,223,000      81,636,000
Net income......................................  $ 15,328,000    $ 13,700,000
Net income per common share:
Basic...........................................  $       0.53    $       0.45
Diluted.........................................  $       0.50    $       0.44
Dividends per share paid........................  $       0.15    $       0.15

                                     III-25

                         HERBALIFE INTERNATIONAL, INC.

                                                      1998            1997
                                                  ------------    ------------
THIRD QUARTER ENDED SEPTEMBER 30
Retail sales....................................  $402,704,000    $393,894,000
Net sales.......................................   213,032,000     207,227,000
Operating margin................................    94,041,000      92,113,000
Net income......................................  $  7,052,000    $ 14,253,000
Net income per common share:
Basic...........................................  $       0.25    $       0.47
Diluted.........................................  $       0.24    $       0.45
Dividends per share paid........................  $       0.15    $       0.15
FOURTH QUARTER ENDED DECEMBER 31
Retail sales....................................  $445,544,000    $422,835,000
Net sales.......................................   233,890,000     220,357,000
Operating margin................................   101,981,000      96,399,000
Net income......................................  $ 11,330,000    $ 14,798,000
Net income per common share:
Basic...........................................  $       0.40    $       0.49
Diluted.........................................  $       0.38    $       0.47
Dividends per share paid........................  $       0.15    $       0.15

                                     III-26

                         HERBALIFE INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                     ASSETS

                                                                JUNE 30,
                                                                  1999
                                                              ------------
CURRENT ASSETS:
     Cash and cash equivalents..............................  $112,528,000
     Marketable securities..................................    22,079,000
     Receivables............................................    30,028,000
     Inventories............................................    76,013,000
     Prepaid income taxes...................................     2,601,000
     Prepaid expenses and other current assets..............    15,266,000
     Deferred income taxes..................................    18,789,000
                                                              ------------
Total current assets........................................   277,304,000
Property, at cost, net of accumulated depreciation and
  amortization of $47,601,000...............................    39,751,000
Deferred compensation plan assets...........................    25,188,000
Other assets................................................     4,063,000
Deferred income taxes.......................................     7,035,000
Goodwill, net of accumulated amortization of $1,688,000.....     3,200,000
                                                              ------------
TOTAL.......................................................  $356,541,000
                                                              ============
                   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $ 15,110,000
  Royalty overrides.........................................    65,666,000
  Accrued compensation......................................    19,554,000
  Accrued expenses..........................................    26,584,000
  Dividends payable.........................................     4,280,000
  Current portion of contracts payable and bank loans.......     3,465,000
  Advance sales deposits....................................    10,909,000
  Income taxes payable......................................     4,680,000
                                                              ------------
Total current liabilities...................................   150,248,000
NON-CURRENT LIABILITIES:
  Contracts payable, net of current portion.................     1,657,000
  Accrued deferred compensation plan liability..............    22,216,000
  Other non-current liabilities and deferred credits........     5,054,000
                                                              ------------
Total liabilities...........................................   179,175,000
                                                              ------------
MINORITY INTEREST...........................................     1,950,000
                                                              ------------
STOCKHOLDERS' EQUITY:
  Common stock A, $0.01 par value; 33,333,333 shares
     authorized, 9,982,488 shares issued and outstanding....       100,000
  Common stock B, $0.01 par value; 66,666,667 shares
     authorized, 18,605,037 shares issued and outstanding...       186,000
  Paid-in-capital in excess of par value....................    54,860,000
  Retained earnings.........................................   126,285,000
  Accumulated other comprehensive loss......................    (6,015,000)
                                                              ------------
Total stockholders' equity..................................   175,416,000
                                                              ------------
          TOTAL.............................................  $356,541,000
                                                              ============

        See the accompanying notes to consolidated financial statements
                                     III-27

                         HERBALIFE INTERNATIONAL, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                     SIX MONTHS ENDED
                                                              ------------------------------
                                                              JUNE 30, 1999    JUNE 30, 1998
                                                              -------------    -------------
Retail sales................................................  $854,563,000     $796,589,000
  Less: Distributor allowances on product purchases.........   401,774,000      376,869,000
                                                              ------------     ------------
Net sales...................................................   452,789,000      419,720,000
  Cost of sales.............................................   116,116,000      108,146,000
  Royalty overrides.........................................   134,940,000      122,676,000
  Marketing, distribution & administrative expenses.........   163,011,000      140,645,000
  Interest income -- net....................................       837,000        1,675,000
                                                              ------------     ------------
Income before income taxes and minority interest............    39,559,000       49,928,000
  Income taxes..............................................    15,230,000       19,222,000
                                                              ------------     ------------
Income before minority interest.............................    24,329,000       30,706,000
  Minority interest.........................................       424,000          590,000
                                                              ------------     ------------
Net Income..................................................  $ 23,905,000     $ 30,116,000
                                                              ============     ============
Earnings Per Share:
  Basic.....................................................  $       0.84     $       1.03
  Diluted...................................................  $       0.79     $       0.99
Cash Dividends Per Common Share.............................  $       0.30     $       0.30
Weighted Average Shares Outstanding:
  Basic.....................................................    28,586,000       29,110,000
  Effect of stock options...................................     1,715,000        1,455,000
                                                              ------------     ------------
  Diluted...................................................    30,301,000       30,565,000
                                                              ============     ============

        See the accompanying notes to consolidated financial statements
                                     III-28

                         HERBALIFE INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                     SIX MONTHS ENDED
                                                              ------------------------------
                                                              JUNE 30, 1999    JUNE 30, 1998
                                                              -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $ 23,905,000      $30,116,000
Adjustments to reconcile net income to net cash
Provided by operating activities:
  Depreciation and amortization.............................     7,183,000        5,992,000
  Deferred income taxes.....................................     2,564,000          601,000
  Amortization of unearned compensation.....................            --          130,000
  Stock Grant...............................................            --           88,000
  Unrealized foreign exchange loss..........................     2,352,000        1,723,000
  Minority interest in earnings.............................       424,000          590,000
  Other.....................................................            --          (19,000)
  Changes in operating assets and liabilities:
     Receivables............................................    12,196,000        5,931,000
     Inventories............................................     8,975,000      (22,136,000)
     Prepaid expenses and other current assets..............    (1,879,000)      (7,395,000)
     Other assets...........................................       441,000         (999,000)
     Accounts payable.......................................     1,034,000        7,382,000
     Royalty overrides......................................     9,528,000       (8,412,000)
     Accrued expenses and accrued compensation..............     1,996,000          430,000
     Advance sales deposits.................................     3,457,000       (3,281,000)
     Income taxes payable...................................   (16,594,000)       2,835,000
     Deferred compensation liability........................     4,972,000        4,656,000
                                                              ------------      -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................    60,554,000       18,232,000
                                                              ------------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property.....................................    (9,888,000)      (4,980,000)
  Proceeds from sale of property............................        49,000           68,000
  Net changes in marketable securities......................   (16,902,000)      16,364,000
  Deferred compensation plan assets.........................    (7,129,000)      (9,401,000)
                                                              ------------      -----------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES.........   (33,870,000)       2,051,000
                                                              ------------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Distribution to minority interests........................    (1,069,000)        (505,000)
  Dividends paid............................................    (8,592,000)      (8,853,000)
  Additions to loans payable................................     1,000,000          858,000
  Principal payments on loans payable.......................      (914,000)        (946,000)
  Exercise of stock options.................................        37,000        4,589,000
  Stock repurchases.........................................            --      (28,558,000)
  Recapitalization costs....................................            --         (616,000)
                                                              ------------      -----------
NET CASH USED IN FINANCING ACTIVITIES.......................    (9,538,000)     (34,031,000)
                                                              ------------      -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................    (5,339,000)      (2,870,000)
                                                              ------------      -----------
NET CHANGE IN CASH AND CASH EQUIVALENTS.....................    11,807,000      (16,618,000)
CASH AND CASH EQUIVALENTS AT JANUARY 1......................   100,721,000       78,913,000
                                                              ------------      -----------
CASH AND CASH EQUIVALENTS AT JUNE 30........................  $112,528,000      $62,295,000
                                                              ============      ===========

        See the accompanying notes to consolidated financial statements
                                     III-29

                         HERBALIFE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

 1. INTERIM FINANCIAL INFORMATION

     The unaudited interim financial information of Herbalife International, Inc. and subsidiaries (the "Company") has been prepared in accordance with
Article 10 of the Securities and Exchange Commission's Regulation S-X. In the opinion of management, the accompanying interim financial information contains all adjustments, consisting of normal recurring adjustments, necessary to present fairly the Company's financial statements as of June 30, 1999 and for the six month periods ended June 30, 1999 and 1998.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities and will be effective January 1, 2001. The Company has not yet analyzed the impact of adopting this statement.

RECLASSIFICATIONS

     Certain reclassifications were made to prior year statements to conform to current year presentation.

 2. EARNINGS PER SHARE

     Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share includes the dilutive effect of stock options.

 3. CONTINGENCIES

     The Company's French and Italian subsidiaries have been subject to tax audits by governmental authorities in those countries, each of whom are proposing that material value added, withholding, and income taxes are due. The Company and its tax advisors believe that the Company has substantial defenses and the Company is vigorously contesting the additional proposed taxes and related charges. However, the ultimate resolution of these matters is unknown and may take several years.

     On December 16, 1998, Moshe and Dorit Miron, two Israeli distributors of the Company, filed a lawsuit in the United States District Court for the Northern District of California, in which the Company is the named defendant (the "Miron Suit"). Although the Miron Suit is in its early pleading stages and it is difficult to ascertain what causes of action the plaintiffs are attempting (or have the right) to allege against the Company, the case appears to be primarily a claim for breach of contract. In addition, the Miron Suit appears to attempt to challenge the legality of the company's marketing system. The Company believes that it has meritorious defenses to the allegations that appear to be asserted against the Company. Due to the uncertainty inherent in any litigation and the early stage of this proceeding, however, there can be no assurances that the Company will obtain a favorable resolution of the Miron Suit or that an adverse disposition of the case would not have a material adverse effect on the Company.

     Shortly after the September 13, 1999 public announcement of the proposed purchase of the outstanding common shares by entities controlled by the Company's CEO/principal shareholder (the "Purchaser"), putative class action suits were filed challenging the fairness of the proposed transaction to the Company's shareholders. In substance, the complaints challenge the fairness of the proposed transaction to the Company's public stockholders, alleging, among other things, that the price to be paid does not reflect the value of the Company's assets, and that the transaction is unfair because it will deprive the public stockholders of the ability to share proportionately in the Company's future growth in profits and earnings. The lawsuits also allege that the Special Committee of the Board formed to evaluate the transaction was not independent, and that the Company's directors breached their fiduciary duties to the public stockholders in approving the proposed transaction. The plaintiffs have requested an injunction prohibiting the defendants from proceeding with the proposed transaction, unspecified damages, costs and attorneys' fees, and other relief.
                                     III-30

                         HERBALIFE INTERNATIONAL, INC.

                                  (UNAUDITED)

     The Company and the Purchaser plan to vigorously defend against the lawsuits and any other actions that may be brought in connection with the proposed transaction. There can be no assurances, however, with regard to the ultimate outcome of such suits or to the impact that an adverse result would have on the Company's and the Purchaser's ability to consummate the proposed transaction.

     Furthermore, the Company is from time to time engaged in routine litigation incidental to the conduct of its business. The Company regularly reviews all pending litigation matters in which it is involved and, estimating the impact of such litigation matters, establishes reserves considered appropriate by management. The Company's estimates of the impact of these matters may change as the matters progress and are ultimately resolved.

 4. COMPREHENSIVE INCOME

     Comprehensive income is summarized as follows:

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
Net Income..................................................  $23,905,000    $30,116,000
Foreign currency translation adjustment.....................   (3,773,000)    (2,134,000)
Unrealized gain/(loss) on marketable securities.............       (3,000)        75,000
                                                              -----------    -----------
Comprehensive income........................................  $20,129,000    $28,057,000
                                                              ===========    ===========

 5. SEGMENT INFORMATION

     The Company is a network marketing company that sells a wide range of weight management products, food and dietary supplements and personal care products within one industry as defined under SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's products are manufactured by third party providers and then sold to independent distributors who sell Herbalife products to retail consumers or other distributors.

     The Company has operations throughout the world (44 countries as of June 30, 1999) and is organized and managed by geographic segments. Information reviewed by the Company's chief operating decision

                                     III-31

                         HERBALIFE INTERNATIONAL, INC.

                                  (UNAUDITED)

makers on significant geographic segments, as defined under SFAS 131, is prepared on the same basis as the consolidated financial statements and is as follows:

FINANCIAL INFORMATION BY GEOGRAPHIC SEGMENT

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                1999         1998
                                                              ---------    ---------
                                                              (DOLLARS IN MILLIONS)
TOTAL RETAIL SALES:
  United States(1)..........................................   $ 415.9      $ 427.5
  Japan.....................................................     245.8        251.0
  Russia....................................................      19.4         77.0
  All others(1).............................................     392.9        293.4
  Elimination of intersegment sales(1)......................    (219.4)      (252.3)
                                                               -------      -------
          TOTAL RETAIL SALES................................   $ 854.6      $ 796.6
                                                               -------      -------
DISTRIBUTOR ALLOWANCES:
  United States.............................................   $ 162.2      $ 178.3
  Japan.....................................................     119.6        121.6
  Russia....................................................       9.0         34.7
  All others................................................     178.3        135.7
  Elimination of intersegment allowance (U.S.)..............     (67.3)       (93.4)
                                                               -------      -------
          TOTAL DISTRIBUTOR ALLOWANCES......................   $ 401.8      $ 376.9
                                                               -------      -------
NET SALES...................................................   $ 452.8      $ 419.7
                                                               =======      =======
OPERATING INCOME:
  United States.............................................   $ 104.7      $ 108.4
  Japan.....................................................      31.5         35.3
  Russia....................................................      (4.0)        13.8
  All others................................................      23.9         17.7
  Elimination of intersegment gross profit..................     (91.2)      (107.8)
                                                               -------      -------
          TOTAL.............................................   $  64.9      $  67.4
                                                               -------      -------
  Corporate expenses........................................     (26.2)       (19.2)
  Net interest income.......................................       0.8          1.7
  Income taxes..............................................     (15.2)       (19.2)
  Minority interest.........................................      (0.4)        (0.6)
                                                               -------      -------
NET INCOME..................................................   $  23.9      $  30.1
                                                               =======      =======
NOTES:
(1) Includes intersegment sales of:
          United States.....................................   $ 214.6      $ 248.8
          All others........................................       4.8          3.5
                                                               -------      -------
          Total.............................................   $ 219.4      $ 252.3
                                                               =======      =======
SALES BY PRODUCT LINE
     Food & Dietary Supplement..............................   $ 388.7      $ 348.9
     Weight Management......................................     346.9        307.0
     Personal Care Products.................................      94.7        101.1
     Literature/Promotional/Other...........................      24.3         39.6
                                                               -------      -------
          Total Sales.......................................   $ 854.6      $ 796.6
                                                               =======      =======

                                     III-32

                         HERBALIFE INTERNATIONAL, INC.

                                  (UNAUDITED)

 6. SUBSEQUENT EVENT

     On September 13, 1999, an entity controlled by the Company's CEO/principal shareholder offered to purchase the outstanding Class A and Class B common stock that he does not either directly or indirectly control for $17 per share, subject to certain terms and conditions. The offer expires on October 15, 1999, unless the offer is extended.

                                     III-33

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                     DATED

                               SEPTEMBER 13, 1999

                                     AMONG

                          MH MILLENNIUM HOLDINGS LLC,
                        MH MILLENNIUM ACQUISITION CORP.
                                  MARK HUGHES,
                          THE MARK HUGHES FAMILY TRUST

                                      AND

                         HERBALIFE INTERNATIONAL, INC.

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (this "AGREEMENT") is entered into on September 13, 1999, by and among MH Millennium Holdings LLC, a Delaware limited liability company, located at 1800 Century Park East, Los Angeles, California 90067 ("PARENT"), MH Millennium Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of Parent, located at 1800 Century Park East, Los Angeles, California 90067 ("PURCHASER"), Mark Hughes, a natural person residing in Los Angeles, California ("MR. HUGHES"), The Mark Hughes Family Trust, a trust of which Mr. Hughes is the sole trustee ("FAMILY TRUST"), and Herbalife International, Inc., a Nevada corporation, located at 1800 Century Park East, Los Angeles, CA 90067 (the "COMPANY").

                                    RECITALS

     WHEREAS, the Board of Directors of the Company has formed a special committee (the "SPECIAL COMMITTEE") comprised exclusively of independent directors of the Board to consider and act upon a proposal received from Mr. Hughes, the founder, president, chief executive officer and principal stockholder of the Company (including entities controlled and beneficially owned by him, directly and indirectly, the "CONTINUING STOCKHOLDER"), to acquire the Company in a "going private" transaction; and, among other things, the Board of Directors of the Company has delegated to the Special Committee full and exclusive responsibility and authority on behalf of the Company and the Board of Directors to accept, reject or seek to modify, amend or otherwise change this Agreement, or any of its terms or provisions (including modifications, amendments or changes subsequent to the Closing (as defined below)); and

     WHEREAS, having received the advice of its own independent financial and legal advisors, and following detailed negotiation of the terms of the "going private" transaction proposal and this Agreement, the Special Committee has unanimously determined that the terms of the proposed acquisition of the Company by Parent, upon the terms and subject to the conditions hereinafter provided, are fair to, and in the best interest of, the Company and the stockholders of the Company other than the Continuing Stockholder (the "PUBLIC STOCKHOLDERS"); and

     WHEREAS, in furtherance of the acquisition of the Company, Parent proposes to cause Purchaser to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the "OFFER") to purchase all of the Company's issued and outstanding shares of Class A Common Stock, par value $.01 per share (the "CLASS A STOCK") and Class B Common Stock, par value $.01 per share (the "CLASS B STOCK" and, together with the Class A Stock, the "COMPANY COMMON STOCK" or the "SHARES") at a price per share of Common Stock of $17.00, net to the seller in cash, upon the terms and subject to the conditions set forth in this Agreement; and

     WHEREAS, the Continuing Stockholder has agreed pursuant to a letter to the Company dated September 13, 1999, among other things, not to tender any shares owned by any of the persons and entities comprising the Continuing Stockholder in connection with the Offer, and to ensure that none of such shares shall be subject to cancellation in exchange for the cash Merger Consideration (as defined below) in the Merger (as defined below) (such letter and the commitments contained therein, the "EQUITY COMMITMENT");

     WHEREAS, the managing member of Parent and the Boards of Directors of Purchaser and the Company have approved the merger (the "MERGER") of Purchaser into the Company, upon the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding share of Company Common Stock owned by the Company as treasury stock and any shares of Company Common Stock owned by Parent or Purchaser shall be cancelled and retired for no consideration, (ii) each issued and outstanding share of Company Common Stock that is owned by one or more limited liability companies owned by Mr. Hughes and which hold a portion of Mr. Hughes's Shares (all of such entities collectively, "DEBTOR LLC") will remain outstanding or be converted into a different class of securities of the Surviving Corporation (as hereinafter defined), (iii) all other Shares issued and outstanding (excluding Shares held by Dissenting Stockholders (as defined below)) shall be converted into the right to receive the Merger

Consideration (as hereinafter defined) in cash (which is the same per share consideration paid pursuant to the Offer), and (iv) each issued and outstanding share of capital stock of Purchaser held by Parent shall be converted into one share of Class A Stock of the Surviving Corporation;

     WHEREAS, the Continuing Stockholder has executed and delivered a written consent (the "STOCKHOLDER CONSENT") as the Company's majority holder of Class A Stock, whereby the Continuing Stockholder has approved and adopted this Agreement and the Merger, such Stockholder Consent being sufficient to constitute stockholder approval of this Agreement and the Merger under applicable law;

     WHEREAS, the Company has agreed to grant certain dissenters' rights to the Public Stockholders in the Merger, notwithstanding that such rights are not required by the applicable laws contained in the Nevada Revised Statutes ("NRS");

     WHEREAS, the Special Committee has unanimously approved this Agreement and has unanimously recommended that the Company's Board of Directors approve this Agreement, the Offer and the Merger; and

     WHEREAS, the Special Committee and the Board of Directors have each adopted resolutions recommending that the Public Stockholders accept the Offer;

     WHEREAS, the Company's Board of Directors also granted full responsibility and authority on behalf of the Company and the Company's Board of Directors to the Special Committee to take all action and to execute all documents necessary or desirable to consummate the transactions contemplated by this Agreement, to give and receive consents and all notices on behalf of the Company hereunder, to negotiate and settle claims on behalf of the Company hereunder, and to perform any other act arising under or pertaining to this Agreement and the transactions contemplated hereby on behalf of the Company; and

     WHEREAS, (i) the managing member of Parent and the Boards of Directors of Purchaser and the Company have each approved this Agreement, the Offer and the Merger, upon the terms and subject to the conditions hereinafter provided, and
(ii) the Board of Directors of Purchaser has determined that the Offer and the Merger are fair to, and deem it advisable and in the best interests of, its sole stockholder to consummate the acquisition of the Company by Parent pursuant hereto, and (iii) the Board of Directors of the Company has determined that the Offer and the Merger are fair to, and deem it advisable and in the best interests of the Public Stockholders to consummate the acquisition of the Company by Parent pursuant hereto;

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                              THE OFFER AND MERGER

     1.1  The Offer.

        (a) Provided that this Agreement shall not have been terminated in accordance with Article VIII, then (i) not later than the first Business Day (for purposes of this Agreement, such term having the meaning given in Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) after execution of this Agreement, Parent and the Company shall issue a public announcement of the execution of this Agreement, and (ii) Purchaser shall, as promptly as practicable, but in no event later than five Business Days after the date of such public announcement, and Parent shall cause Purchaser to, commence (within the meaning of Rule 14d-2 under the Exchange Act), the Offer to purchase all of the issued and outstanding Shares at a price per share of $17.00, net to the seller in cash. The Offer shall be made pursuant to the Offer to Purchase and related Letter of Transmittal in form reasonably satisfactory to the Company and containing the terms and conditions set forth in this Agreement. The obligation of Purchaser to, and of Parent to cause Purchaser to, commence the Offer, conduct and consummate the Offer and accept for payment, and pay for, any Shares properly tendered and not withdrawn pursuant to the Offer shall be subject only to the conditions set forth in Exhibit A (the "OFFER CONDITIONS") (any of which may be waived in whole or in part by Purchaser in its sole discretion, provided, however, that Purchaser shall not waive the Minimum Condition without the prior written consent of the Company). Purchaser expressly reserves the right, subject to compliance with the Exchange Act, to modify the terms of the Offer, except that, without the express written consent of the Company, neither Parent nor Purchaser shall (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) add to or modify the Offer Conditions, (iv) except as provided in the next sentence, change the expiration date of the Offer, (v) change the form of consideration payable in the Offer or (vi) amend, alter, add or waive any term of the Offer in any manner adverse to the holders of the Shares. Notwithstanding the foregoing, if on any scheduled expiration date of the Offer, which shall initially be 20 Business Days after the commencement date of the Offer, all Offer Conditions have not been satisfied or waived, Purchaser may, without the consent of the Company, and at the request of the Company shall, from time to time, extend the expiration date of the Offer, and Purchaser may, without the consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the SEC staff applicable to the Offer. Subject only to the conditions set forth in Exhibit A, Purchaser shall, and Parent shall cause Purchaser to, as soon as practicable after the expiration of the Offer, accept for payment, and pay for all Shares validly tendered and not withdrawn that Purchaser becomes obligated to accept for payment pursuant to the Offer.

        (b) On the date of commencement of the Offer, Parent and Purchaser shall file with the SEC a Tender Offer Statement on Schedule 14D-1 (as supplemented or amended from time to time, the "SCHEDULE 14D-1") and Schedule 13E-3 (as supplemented or amended from time to time, the "SCHEDULE 13E-3") with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule 14D-1, the Schedule 13E-3, and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the "OFFER DOCUMENTS"). Parent and Purchaser agree that the Offer Documents shall comply as to form and content in all material respects with the Exchange Act and the rules and regulations promulgated thereunder, and the Offer Documents, at the time filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Purchaser with respect to written information supplied by the Company or any of its stockholders (other than the Continuing Stockholder) specifically for inclusion or incorporation by reference in the Offer Documents. Parent, Purchaser and the Company each agrees promptly to correct any written information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to cause the Schedule 14D-1 and Schedule 13E-3 as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable Federal securities laws. The Company, the Special Committee and their respective counsel shall be given reasonable opportunity to review and comment upon the Offer Documents prior to their filing with the SEC or dissemination to the stockholders of the Company, and Parent and Purchaser shall consider such comments in good faith. Parent and Purchaser agree to provide the Company, the Special Committee and their respective counsel any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments.

        (c) Parent shall provide or cause to be provided to Purchaser on a timely basis the funds sufficient to accept for payment, and pay for, any and all Shares that Purchaser becomes obligated to accept for payment, and pay for, pursuant to the Offer.

        (d) Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "CODE"), or under any provision of state, local or foreign tax law; provided, however, that Purchaser shall promptly pay any amounts deducted and withheld hereunder to the applicable governmental authority, shall promptly file all tax returns and reports required to be filed in respect of such deductions and withholding, and shall promptly provide to the Company proof of such payment and a copy of all such tax returns and reports.

     1.2  Company Actions

        (a) The Company hereby approves of and consents to the Offer.

        (b) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (as supplemented or amended from time to time, the "SCHEDULE 14D-9") containing the recommendation described in Section 1.2(a) (subject to the fiduciary obligations of the Special Committee and the Board, as advised by their counsel) and shall mail the Schedule 14D-9 to the stockholders of the Company. The Schedule 14D-9 shall comply as to form and content in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to written information supplied by Parent, Purchaser or the Continuing Stockholder specifically for inclusion in the Schedule 14D-9. The Company, Parent and Purchaser each agree promptly to correct any written information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company's stockholders, in each case as and to the extent required by applicable Federal securities laws. Parent shall be given reasonable opportunity to review and comment upon the Schedule 14D-9 prior to its filing with the SEC or dissemination to stockholders of the Company, and the Company shall consider such comments in good faith. The Company agrees to provide Parent any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments.

        (c) In connection with the Offer and the Merger, the Company shall cause its transfer agent to furnish Purchaser promptly with mailing labels containing the names and addresses of the record holders of Shares as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company's possession or control regarding the beneficial owners of Shares, and shall furnish to Purchaser such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the Company's stockholders. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, will use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, will, upon request, promptly deliver, and will use their best efforts to cause their agents promptly to deliver, to the Company all copies of such information (and all copies of information derived therefrom) then in their possession or control.

     1.3  The Merger.

        (a) Subject to the terms and conditions of this Agreement, and pursuant to Section 92A.250 of the NRS, at the Effective Time (as defined in Section 1.4) the Company and Purchaser shall consummate the Merger pursuant to which (i) Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease, (ii) the Company shall be the successor or surviving corporation in the Merger (the "SURVIVING CORPORATION") and shall continue to be governed by the laws of the State of Nevada, and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

        (b) Pursuant to the Merger, (i) the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation, until amended in accordance with such articles and the NRS, and (ii) the bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by law, the articles of incorporation and such bylaws.

        (c) The Merger shall have the effects set forth in the NRS (including without limitation Section 92A.250 thereof). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4 Effective Time. On the date of Closing (as defined in Section 1.5), the parties shall cause articles of merger or other appropriate documents (in any such case, the "ARTICLES OF MERGER") to be executed and filed with the Secretary of State of the State of Nevada in accordance with the provisions of Chapter 92A of the NRS, and make all other filings and recordings required by the NRS in connection with the Merger. The Merger shall become effective at the time and on the date on which the Articles of Merger have been duly filed with the Secretary of State of the State of Nevada or such later time as is agreed upon by the parties and specified in the Articles of Merger, and such time is hereinafter referred to as the "EFFECTIVE TIME".

     1.5 Closing. The Closing of the Merger (the "CLOSING") will take place at 9:00 a.m., Los Angeles time, on a date to be specified by the parties, which shall be as soon as practicable following the satisfaction or waiver of the conditions set forth in Article VII (or on such other date as Parent and the Company may agree), but in any event no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article VII hereof (the "CLOSING DATE"), at the offices of Irell & Manella LLP at 333 South Hope Street, Suite 3300, Los Angeles, California 90071, unless another date or place is agreed to in writing by the parties hereto.

     1.6 Directors and Officers of the Surviving Corporation. The directors and officers of Purchaser at the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's articles of incorporation and bylaws.

     1.7  Consent of Continuing Stockholder.

        (a) Concurrently with the commencement of the Offer, the Company shall prepare and file with the SEC an Information Statement on Schedule 14C (as supplemented or amended from time to time, the "SCHEDULE 14C") reflecting the action taken pursuant to the Stockholder Consent and relating to the Merger and this Agreement, such Schedule 14C to include the information required to be included pursuant to the rules and regulations of the SEC and shall use its commercially reasonable best efforts, after consultation with Parent, to respond to any comments made by the SEC with respect to the Schedule 14C and, as promptly as practicable after satisfying applicable SEC rules and regulations, cause the Schedule 14C to be mailed to its stockholders. If required by the rules and regulations of the SEC, the Schedule 14C filing shall include a filing of a Schedule 13E-3. The Offer Documents and, if required, the Schedule 14C, shall contain a notification conforming to Section 92A.430(d) of the NRS advising stockholders of (i) the Stockholder Consent and (ii) the date by which the Company must receive the demand for payment in order for Shares to qualify for the dissenters' rights provided for hereunder, which date shall be approved by Parent. The Schedule 14C, including any amendments or supplements thereto, shall not, at the time filed with the SEC or as of the date mailed to the Company's stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that the Company makes no representation or warranty with respect to any information provided by Parent, Purchaser or the Continuing Stockholder specifically for use in the Schedule 14C. The Schedule 14C shall comply as to form in all material respects with the provisions of the Exchange Act.

        (b) Provided that this Agreement has not been terminated in accordance with Article VIII, Mr. Hughes agrees not to, and to cause the other persons and entities included within the Continuing Stockholder not to, revoke or withdraw the Stockholder Consent.

     1.8 Short Form Merger. Notwithstanding Section 1.7 or anything else in this Agreement to the contrary, at Parent's election, in the event that Purchaser shall acquire Shares, including Shares accepted for purchase pursuant to the Offer, in a number sufficient to consummate a merger of the Company into Purchaser pursuant to Section 92A.180 of the NRS, the parties hereto agree, at the request of Parent or Purchaser, to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without approval of the Company's stockholders, in accordance with
Section 92A.180.

                                   ARTICLE II

                              CONVERSION OF SHARES

     2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of Company Common Stock (as defined below) or Purchaser's common stock, par value $.001 per share ("PURCHASER COMMON STOCK"):

        (a) Purchaser Common Stock. Each issued and outstanding share of Purchaser Common Stock shall be converted into and become one (1) fully paid and nonassessable share of Class A Stock of the Surviving Corporation.

        (b) Treatment of Treasury Stock, Parent-Owned Stock and Other Non-Public Stockholder Stock.

           (i) All shares of Class A Stock and all shares of Class B Stock that are owned by the Company as treasury stock and any shares of Company Common Stock owned by Parent or Purchaser shall be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

           (ii) Each issued and outstanding share of Class A Stock that is owned by Debtor LLC shall be converted into and become one (1) fully paid and nonassessable share of Class B Stock of the Surviving Corporation, and each issued and outstanding share of Class B Stock that is owned by Debtor LLC shall remain outstanding.

        (c) Conversion of Shares. Each issued and outstanding share of Company Common Stock (excluding shares to be cancelled or converted in accordance with Section 2.1(b) and shares of Company Common Stock held by Dissenting Stockholders as described in Section 2.1(e)) shall be converted into the right to receive $17.00 in cash, payable to the holder thereof, without interest (the "MERGER CONSIDERATION"), upon surrender of the certificate formerly representing such share of Company Common Stock in the manner provided in Section 2.2. All such shares of Company Common Stock, at the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in the manner prescribed in Section 2.2, without interest.

        (d) Stock Options. At the Effective Time, all issued and outstanding warrants, options and other rights to acquire Company Securities (as defined in Section 3.2(a)), but excluding all such options, warrants and rights held by the Continuing Stockholder, shall, to the extent not theretofore vested, become vested and shall terminate as of the Effective Time. Each holder of any such warrant, option or other right shall only be entitled to receive from the Company, in cancellation and settlement of such warrant, option or other right, the Option/Warrant Spread (as defined in Section 3.2(b)), if any. All options, warrants or other rights to acquire Company Securities held by the Continuing Stockholder shall, at the Effective Time, be cancelled for no consideration or contributed to capital of the Company.

        (e) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement or Section 92A.390 of the NRS to the contrary, holders of shares of Company Common Stock shall have rights pursuant to Section 92A.380 of the NRS, provided such holders comply with the provisions of such Section as if such Section otherwise applied to the Merger. Each holder who so complies shall be referred to as a "DISSENTING STOCKHOLDER." For purposes of applying the foregoing provisions of the NRS, the date of the corporate action triggering the obligation to provide notice of dissenters rights to the holders of shares of Company Common Stock shall be the date of the Stockholder Consent. Any issued and outstanding shares of Company Common Stock held by a Dissenting Stockholder shall not be converted as described in Section 2.1(c) but shall instead represent the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to, and to the extent provided by, the laws of the State of Nevada (notwithstanding Section 92A.390 of the NRS); provided, however, that the shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a Dissenting Stockholder who shall, after the Effective Time, fail to perfect his right to appraisal, withdraw his demand for appraisal or lose his right of appraisal, in any case pursuant to Sections 92A.400 through 92A.440 (inclusive) of the NRS, shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent (i) prompt notice of any written demands for appraisal of shares of Company Common Stock received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

     2.2  Exchange of Certificates.

        (a) Paying Agent. Parent shall designate a bank or trust company to act as agent for the holders of shares of Company Common Stock in connection with the Merger (the "PAYING AGENT") to receive the funds to which holders of shares of Company Common Stock shall become entitled pursuant to Section 2.1(c). Prior to the filing of the Articles of Merger with the Secretary of State of the State of Nevada, Parent or Purchaser shall deposit with the Paying Agent cash in an amount equal to the product of (i) the number of shares of Company Common Stock required to be converted pursuant to Section 2.1(c), multiplied by (ii) the Merger Consideration. The deposit made by Parent pursuant to the preceding sentence is hereinafter referred to as the "Payment Fund." The Paying Agent shall cause the Payment Fund to be (i) held for the benefit of the holders of shares of Company Common Stock, and (ii) promptly applied to making the payments provided for in Section 2.1(c). The Payment Fund shall not be used for any purpose that is not provided for herein. Such funds shall be invested by the Paying Agent as directed by Parent or the Surviving Corporation.

        (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "CERTIFICATES"), whose shares of Company Common Stock will have been converted pursuant to
Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and related materials, including, without limitation, a Substitute Form W-9 and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal and related materials, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate and the Certificate so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any

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time after the Effective Time to represent only the right to receive the Merger
Consideration in cash, without interest, as contemplated by this Section 2.2.

        (c) Transfer Books; No Further Ownership Rights in Company Common
Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason (other than pursuant to exercise of dissenters' rights granted hereunder), they shall be canceled and exchanged as provided in this Article II.

        (d) Termination of Fund; No Liability. At any time following twelve months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (e) Lost Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration, if any, as may be required pursuant to Section 2.1(c); provided, however, that Parent may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     2.3 Further Assurances. If, at any time after the Effective Time, any further action is necessary or desirable to consummate the Merger, to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Purchaser, the officers and directors of the Company, Parent and Purchaser are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Purchaser as follows, except as previously disclosed in writing to Parent and Purchaser or as otherwise actually known by Parent, Purchaser or the Continuing Stockholder (collectively, "EXCLUDED Matters")(provided that such exception shall not be applicable to the representation and warranty contained in Section 3.4(a)):

     3.1  Organization and Qualification.

        (a) The Company and each of its "Significant Subsidiaries" (within the meaning of Regulation S-X of the Securities Act of 1933, as amended (the "SECURITIES ACT")) is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the its respective jurisdiction of incorporation or organization, and has all requisite corporate or other legal power and authority to own, lease and operate its properties and to carry on its respective business as now being conducted.

        (b) The Company and each of its Significant Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the respective property owned, leased or operated by it or the nature of the respective business conducted by it makes such qualification or licensing necessary, and to perform all of its respective obligations under any contract under which the Company and each of its Significant Subsidiaries (A) has or may acquire any rights, (B) has or may become subject to any obligation or liability or (C) is or may, or any of the assets used or owned by it are or may, become bound, except where the failure to be so duly qualified or licensed and in good standing or to effect such performance would not, individually or in the aggregate, have a Company Material Adverse Effect. When used in this Agreement, the term "COMPANY MATERIAL ADVERSE EFFECT" means any change or effect that would
(i) be materially adverse to the business, assets (tangible or intangible), results of operations, liabilities, condition (financial or other) or prospects of the Company and its Subsidiaries taken as a whole, or (ii) prevent, delay or otherwise impair the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

     3.2  Capitalization of the Company.

        (a) As of the date hereof, the authorized capital stock of the Company consists of (i) 33,333,333 shares of Class A Stock, of which 9,982,300 shares are currently issued and outstanding, (ii) 66,666,667 shares of Class B Stock, of which 18,604,515 are currently issued and outstanding and (iii) 100,000,000 shares of preferred stock, no par value, of which zero (0) shares are currently issued and outstanding. All outstanding shares of capital stock of the Company have been validly issued, and are fully paid, nonassessable and free of, and not issued in violation of, preemptive rights. As of the date hereof, there are 2,238,703 shares of Class A Stock and 5,303,162 shares of Class B Stock subject to issuance upon exercise of outstanding options, warrants, or other rights to purchase capital stock of the Company from the Company. Except as set forth above, there are outstanding (A) no shares of capital stock or other securities of the Company, (B) no securities of the Company convertible into or exchangeable for shares of capital stock or securities of the Company, (C) no options, subscriptions, warrants, convertible securities, calls or other rights to acquire from the Company, and no obligation of the Company or any of its Subsidiaries to issue, deliver or sell, any capital stock, securities or securities convertible into or exchangeable for capital stock or securities of the Company, and (D) no equity equivalents, performance shares, interests in the ownership or earnings of the Company or other similar rights issued by the Company (the items referred to in clauses (A)-(D) are referred to herein as "COMPANY SECURITIES"). As of the date hereof, (i) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities, (ii) no agreement, other document or other obligation that grants or imposes on any Company Securities any right, preference, privilege or restriction with respect to the transactions contemplated hereby (including, without limitation, any rights of first refusal), other than any applicable right to dissent from the Merger as provided in Section 2.1(e) above, (iii) there are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) of the Company issued and outstanding and (iv) the Company is not a party or bound to, and to the Company's knowledge there are no other, voting agreements, lock-up agreements or similar agreements or arrangements restricting or affecting outstanding Company Securities (excluding (x) arrangements governing 5,000,000 shares of Class B Stock pledged by affiliates of Mr. Hughes to secure obligations owed by them to DECS Trust III, a Delaware business trust, as described in the final prospectus dated March 25, 1998 relating to the offering and sale of 5,000,000 DECS by DECS Trust III (the "DECS") and (y) a related share borrow arrangement between Salomon Smith Barney and Mr. Hughes with respect to 1,000,000 shares of Class B Stock held by Mr. Hughes).

        (b) All issued and outstanding warrants, options and other rights to acquire Company Securities will, as of or prior to the Effective Time, terminate or will thereafter constitute only the right to receive the excess, if any, of the per share Merger Consideration over the per share exercise price of such warrant, option or such other right, multiplied by the number of shares for which such warrant or option is exercisable immediately prior to the Effective Time (in the case of Company Securities other than Company Common Stock and options or other rights to acquire Company Securities other than Company Common Stock, if any, computed on a Company Common Stock equivalent basis) (the "OPTION/WARRANT SPREAD"), without obligation of any other payment. The aggregate dollar amount of the Option/Warrant Spread, excluding the Option/Warrant Spread related to options, warrants and other rights to acquire Company Securities held by the Continuing Stockholder, does not exceed $57,100,000.

     3.3 Power and Authority. The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and is a valid and binding agreement of the Company, enforceable against it in accordance with its terms, except (a) as such enforcement may be subject to bankruptcy, insolvency or similar laws now or hereafter in effect relating to creditors rights generally, and (b) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (clauses (a) and (b) collectively, the "ENFORCEABILITY EXCEPTIONS").

     3.4  Board Recommendations; Anti-takeover Provisions.

        (a) At a Special Committee meeting duly called and held on September 13, 1999, the Special Committee, based in part upon the opinion of the Independent Advisor, duly and validly (i) determined that this Agreement and the Offer and the Merger contemplated hereby are fair to and in the best interest of the Public Stockholders, (ii) approved, authorized and adopted this Agreement, the Offer, the Merger and the other transactions contemplated hereby; and (iii) resolved to recommend that the Public Stockholders accept the Offer and tender their Shares pursuant to the Offer. On September 13, 1999, the Special Committee received an opinion from Bear, Stearns & Co. Inc. (the "INDEPENDENT ADVISOR") addressed to the Special Committee to the effect that the consideration to be received in the Offer and the Merger is fair from a financial point of view to the Public Stockholders, and a complete and correct signed copy of such opinion has been delivered by the Special Committee to Parent for purposes of inclusion in SEC filings.

        (b) The Company's Board of Directors, at a meeting duly called and held on September 13, 1999, has duly and validly (i) determined that this Agreement and the Offer and the Merger contemplated hereby are fair to and in the best interest of the Public Stockholders, (ii) approved, authorized and adopted this Agreement, the Offer, the Merger and the other transactions contemplated hereby;
(iii) resolved to recommend that the Public Stockholders accept the Offer and tender their Shares pursuant to the Offer; (iv) taken the action required to cause all issued and outstanding warrants, options and other rights to acquire Company Securities, as of or prior to the Effective Time, to terminate or constitute only the right to receive the Option/Warrant Spread; (v) taken all action necessary to ensure that (A) the provisions of Sections 78.378 through 78.3793, inclusive, of the NRS do not apply to the Company and to ensure that the prohibitions contained in Sections 78.411 through 78.444, inclusive, of the NRS applicable to "combinations" (as defined in Section 78.416) do not apply to the transactions contemplated by this Agreement; and (B) any other anti-takeover, control-share, business combination, moratorium or like laws of any state do not and will not apply to the transactions contemplated by this Agreement or otherwise impair, restrict or prohibit the performance of this Agreement; and (vi) resolved not to alter, amend, repeal, modify or otherwise restrict the effect of any action described in clause (v) above, other than an action to ensure compliance with such clause (v).

     3.5 Consents and Approvals; No Violation. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and the performance by the Company of its obligations hereunder will not:

        (a) conflict with or violate any provision of the Company's articles of incorporation or bylaws or the equivalent organizational documents of any of its Significant Subsidiaries; or

        (b) require on the part of the Company or any Significant Subsidiary of the Company any consent, approval, order, authorization or permit of, or registration, filing or notification to, any Governmental Authority, except for
(i) the filing with the SEC of (A) the Schedule 14C, and (B) such reports under Sections 13, 14 and 16(a) of the Exchange Act, as may be required in connection with this Agreement (including, without limitation, the Schedule 14D-9 and the Schedule 13E-3), and the transactions contemplated hereby, (ii) the filing of the Articles of Merger with the Secretary of State of the State of Nevada, and
(iii) such additional actions or filings which, if not taken or made, would not, singly or in the aggregate, have a Company Material Adverse Effect.

     3.6 Information Supplied. None of the information supplied or to be supplied by the Company specifically for use in the Offer Documents will, at the time filed with the SEC or as of the date mailed to the Company's stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

     3.7 Brokers and Finders. Except for payments required to be made to Donaldson Lufkin & Jenrette Securities Corporation ("DLJ") as the Company's and Mr. Hughes's financial advisor pursuant to an engagement letter dated April 23, 1999, and to the Independent Advisor, neither the Company nor any of its affiliates will or has, directly or indirectly, become obligated to pay any person or entity any brokerage fee, finder's fee, investment banking fee or agent's fee as a result of the entering into of this Agreement and/or closing of the Merger or any of the transactions contemplated hereby.

                                   ARTICLE IV

                       REPRESENTATIONS AND WARRANTIES OF
                              PARENT AND PURCHASER

     Parent and Purchaser represent and warrant to the Company as follows:

     4.1 Organization. Parent is a limited liability company and Purchaser is a corporation, in each case duly organized, validly existing and in good standing under the laws of their jurisdiction of organization, and each has the requisite limited liability company or corporate power to carry on its business. Parent and Purchaser have made available to the Company a complete and correct copy of their respective certificate of formation, operating agreement, articles of incorporation and bylaws, each as amended to date and as in full force and effect. Neither Parent nor Purchaser is in default in the performance, observation or fulfillment of any provision of its certificate of formation, operating agreement, articles of incorporation or bylaws. Purchaser is a wholly-owned subsidiary of Parent.

     4.2 Authority Relative to this Agreement. Each of Parent and Purchaser has all requisite limited liability company or corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby on the part of Parent and Purchaser have been duly and validly authorized by the managing member of Parent and the Board of Directors of Purchaser and by Parent as the sole stockholder of Purchaser and no other limited liability or corporate proceedings on the part of Parent and Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming this Agreement constitutes a valid and binding obligation of the Company and the requisite approval of the Company's stockholders has been obtained, this Agreement constitutes a valid and binding agreement of Parent and Purchaser, enforceable against each of them in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

     4.3 Consent and Approvals; No Violation. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and the performance by Parent and Purchaser of their obligations hereunder will not:

        (a) conflict with any provision of the respective certificate of formation, operating agreement, articles of incorporation or bylaws of Parent or Purchaser;

        (b) require on the part of Parent or Purchaser any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) such reports under Sections 13, 14 and 16(a) of the Exchange Act as may be required in connection with this Agreement (including, without limitation, the Schedule 14D-1 and Schedule 13E-3), and the transactions contemplated hereby, (ii) the filing of the Articles of Merger with the Secretary of State of the State of Nevada, and (iii) such additional actions or filings which, if not taken or made, would not, singly or in the aggregate, have a Parent Material Adverse Effect (as defined below); or

        (c) result in any conflict with or violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments under or to a loss of a material benefit under, any of the terms, conditions or provisions of any note, bond, indenture, lease, mortgage, license, franchise, agreement or other instrument or obligation to which the Parent or Purchaser is a party or by which the Parent or Purchaser or any of their properties or assets may be bound, except for such conflicts, violations, breaches, defaults, or rights of termination, cancellation or acceleration, or losses as to which requisite waivers or consents have been obtained or will be obtained prior to the Effective Time or which, singly or in the aggregate, would not result in any change or effect that would prevent, delay or otherwise impair the ability of Parent or Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby (a "PARENT MATERIAL ADVERSE EFFECT").

     4.4 Information Supplied. None of the information supplied or to be supplied by Parent, Purchaser or the Continuing Stockholder specifically for use in the Schedule 14C or Schedule 14D-9 will, at the time filed with the SEC or as of the date mailed to the Company's stockholders, contain any untrue statement of a material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading.

     4.5 Purchaser's Operations. Purchaser was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than to facilitate the transactions contemplated hereby.

     4.6 Capitalization. All of the issued and outstanding shares of Purchaser Common Stock have been duly and validly issued and are held of record and beneficially solely by Parent. Purchaser has no other outstanding equity interests or securities convertible, exchangeable or exercisable for any equity interests.

     4.7 Financing. The Company has received written assurances (the "DLJ LETTER") from DLJ, dated September 13, 1999 relating to such firm's confidence in being able to secure and/or arrange the financing of the Offer and the Merger (the "DEBT FINANCING") and has received from the Continuing Stockholder the Equity Commitment, true and complete copies of which have been provided to the Special Committee and the Board of Directors of the Company. Funds from the Debt Financing, together with Company cash and cash equivalents would be sufficient to fund (i) the Offer, (ii) the Merger Consideration for all shares of Company Common Stock subject to conversion in accordance with Section 2.1(c) hereof,
(iii) the other transactions contemplated by this Agreement (including, without limitation, the cancellation of all outstanding warrants, options and other rights to acquire Company Securities for their Option/Warrant Spread in accordance with Section 2.1(d) hereof, and the loans to Debtor LLC described on Exhibit B hereto), (iv) all fees and expenses of the Company, Parent and Purchaser incurred in connection with the transactions contemplated by this Agreement and (v) the working capital needs of the Company following the Merger, including, without limitation, if applicable, letters of credit (collectively, the funds required for the matters specified in clauses (i)-(v) are referred to as the "USES OF FUNDS").

     4.8 Solvency. Parent has no reason to believe that the financing to be provided to Purchaser to effect the Offer and the Merger will cause (i) the fair salable value of the Surviving Corporation's assets to be less than the total amount of its existing liabilities and identified contingent liabilities, (ii) the fair salable value of the assets of the Surviving Corporation to be less than the amount that will be required to pay its probable liabilities on its existing debts as they mature, (iii) the Surviving Corporation not to be able to pay its existing debts as they mature or (iv) the Surviving Corporation to have an unreasonably small capital with which to engage in its business.

     4.9 Brokers and Finders. Except for payments required to be made to DLJ as the Company's and Mr. Hughes's financial advisor, neither the Parent, Purchaser nor any of their affiliates will or has, directly or indirectly, become obligated to pay any person or entity any brokerage fee, finder's fee, investment banking fee or agent's fee as a result of the entering into of this Agreement and/or closing of the Offer or the Merger.

                                   ARTICLE V

                            COVENANTS OF THE COMPANY

     The Company agrees that it shall, prior to the Effective Time, continue to declare and pay its regular quarterly cash dividend on Company Common Stock, in accordance with prior practice. In addition, the Company shall declare two additional special dividends to the holders of its securities, the record dates for which shall be the close of business on the date that the Offer is consummated, and the close of business on the last Business Day prior to the Effective Time, respectively. The amount of the first special dividend shall be equal to the Company's most recent quarterly dividend rate for such security, multiplied by the number of days elapsed since the last regular quarterly dividend record date through and including the date of the consummation of the Offer, and divided by 90. The amount of the second special dividend shall be equal to the Company's most recently quarterly dividend rate for such security, multiplied by the number of days elapsed since the last regular or special dividend record date (including the first special dividend record date) through and including the Effective Time, and divided by 90. Dividends payable hereunder shall be paid in cash in the same manner that regular quarterly dividends are paid.

                                   ARTICLE VI

                              ADDITIONAL COVENANTS

     The parties hereto further agree as follows:

     6.1  Acquisition Proposals.

        The Company, its subsidiaries and their affiliates will not, and the Company, its subsidiaries and their affiliates will use their reasonable efforts to ensure that their respective officers, directors, employees, investment bankers, attorneys, accountants and other representatives and agents do not, directly or indirectly, initiate, solicit, encourage or participate in negotiations or discussions relating to, or provide any information to any natural person, corporation, partnership, limited liability company or entity (each, a "PERSON") concerning, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined below) relating to the Company, its subsidiaries or any affiliate, or any inquiry with respect thereto, or agree to approve or recommend any Acquisition Proposal; provided, however, that if at any time prior to the Effective Time, in the opinion of the Special Committee of the Board of Directors after consultation with its counsel, the failure to take any of the foregoing actions described in this Section 6.1 would be inconsistent with the fiduciary duties of such Special Committee to the Public Stockholders under applicable law, such Special Committee may take any such action; provided, further, that if taking any such action involves, directly or indirectly, providing access and/or furnishing information concerning the Company's business, properties or assets to any corporation, partnership, person or other entity or group, the access and/or information shall be provided only pursuant to an appropriate confidentiality agreement.

     The Company (acting through the Special Committee) shall promptly notify Parent of any such offers, proposals or Acquisition Proposals (including without limitation the terms and conditions thereof and the identity of the Person making it), and will keep Parent apprised of all developments with respect to any such Acquisition Proposal, including without limitation any modifications thereof.

     Nothing contained in this Section 6.1 shall prohibit the Company or the Special Committee from (i) taking and disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to the Company's stockholders which, in the opinion of the Special Committee, after consultation with its counsel, may be required under applicable law.

     As used in this Agreement, "Acquisition Proposal" shall mean any tender or exchange offer involving the Company or its securities, any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, the Company, any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company; provided, however, that, as used in this Agreement, the term "ACQUISITION PROPOSAL" shall not apply to any transaction of the type described in this subsection (d) involving Parent, Purchaser or their affiliates.

     6.2 Access to Information. Between the date of this Agreement and the Effective Time, upon reasonable notice the Company shall (i) give Parent, Purchaser and their respective officers, employees, accountants, counsel, financing sources and other agents and representatives full access to all buildings, offices, and other facilities and to all contracts, internal reports, data processing files and records, Federal, state, local and foreign tax returns and records, commitments, books, records and affairs of the Company, whether located on the premises of the Company or at another location; (ii) furnish promptly to Parent and Purchaser a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws or regulations; (iii) permit Parent and Purchaser to make such inspections as they may require; (iv) cause its officers to furnish Parent and Purchaser such financial, operating, technical and product data and other information with respect to the business and properties of the Company as Parent and Purchaser from time to time may request, including without limitation financial statements and schedules; (v) allow Parent and Purchaser the opportunity to interview such employees and other personnel and affiliates of the Company with the Company's prior written consent, which consent shall not be unreasonably withheld; and (vi) assist and cooperate with Parent and Purchaser in the foregoing; provided, however, that no investigation pursuant to this Section 6.2 shall affect or be deemed to modify any representation or warranty made by the Company herein.

     6.3  Consents and Approvals.

        (a) The parties hereto shall cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties ("THIRD PARTY APPROVALS") and federal, state and local governmental agencies and authorities ("GOVERNMENTAL AUTHORITIES") which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Offer and the Merger) ("GOVERNMENTAL APPROVALS" and, together with Third Party Approvals, "APPROVALS"), and to comply with the terms and conditions of all such Approvals. Each of the parties hereto and their respective officers, directors and affiliates shall use their reasonable best efforts to file within 15 days after the date hereof, and in all events shall file within 30 days after the date hereof, all required initial applications and documents in connection with obtaining the Governmental Approvals and shall act reasonably and promptly thereafter in responding to additional requests in connection therewith; and each party will use its reasonable best efforts to secure such Governmental Approvals as expeditiously as practicable. Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Parent or the Company, as the case may be, and any of their respective subsidiaries, directors, officers and stockholders which appear in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, each of Parent and the Company (the "NOTIFYING PARTY") will notify the other promptly of the receipt of comments or requests from Governmental Authorities relating to Governmental Approvals, and will supply the other party with copies of all correspondence between the Notifying Party or any of its representatives and Governmental Authorities with respect to Governmental Approvals.

        (b) Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed.

     6.4 Notification of Certain Matters. The Company will give prompt notice to Parent of (a) any notice of default received by it subsequent to the date of this Agreement and prior to the Effective Time under any material instrument or material agreement to which it is a party or by which it is bound, which default, if not remedied, would render materially incomplete or untrue any representation or warranty made herein, (b) any suit, action or proceeding instituted or, to the knowledge of the Company, threatened against or affecting the Company subsequent to the date of this Agreement and prior to the Effective Time which, if adversely determined, would render materially incorrect any representation or warranty made herein and (c) any material breach of the Company's covenants hereunder or the occurrence of any event that is reasonably likely to cause any of its representations and warranties hereunder to become incomplete or untrue in any material respect.

     6.5 Additional Actions. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or to remove any injunctions or other impediments or delays, to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement.

     6.6  Cooperation with Financing.

        (a) Parent, Purchaser and Mr. Hughes shall use commercially reasonable best efforts to obtain the Debt Financing. The Company agrees to provide, and will use commercially reasonable efforts to cause its subsidiaries, its officers and employees, representatives and advisors, including legal and accounting, to provide all necessary cooperation reasonably requested by Parent, Purchaser and Mr. Hughes in connection with the Debt Financing, including, without limitation, using commercially reasonable best efforts to cause (a) appropriate officers and employees to be available on a customary basis for "road show" appearances and the preparation of disclosure documents in connection therewith and (b) its independent accountants and counsel to provide assistance to Parent, Purchaser and Mr. Hughes as reasonably required in connection with the Debt Financing; provided, however, that the obligation of the Company to use its commercially reasonable best efforts in connection with the foregoing shall only apply to reasonable and customary activities in this regard and shall not include any obligation to obtain any extraordinary waivers, consents or approvals to loan agreements, leases or other contracts or to agree to an adverse modification of the terms of any of such documents, to prepay or incur additional obligations to any other parties or to incur or become liable for any other costs or expenses. Parent and Purchaser shall keep the Company informed of the status of their arrangements for the Debt Financing, including providing written notification to the Company as promptly as possible (but in any event within forty-eight (48) hours) with respect to (i) any indication that DLJ has withdrawn or will withdraw or adversely modify the DLJ Letter, or that DLJ has indicated that there has occurred a material adverse disruption or material adverse change in the banking, financial or capital markets generally or in the market for senior credit facilities or for new issuances of high yield securities which has caused or could cause DLJ to withdraw the DLJ Letter, and (ii) any other material adverse developments relating to the financing contemplated by the Debt Financing. Parent shall provide written notice to the Company within twenty-four
(24) hours if DLJ has indicated to Parent or Purchaser that it will be unable to arrange or secure the financing contemplated by the DLJ Letter. In the event Parent and Purchaser are unable to arrange any portion of such financing in the manner or from the sources contemplated by the DLJ Letter, Parent and Purchaser shall use commercially reasonable best efforts (but without any requirement to expend additional funds or modify in a manner adverse to Parent, Purchaser or Mr. Hughes any of the terms of the Offer, the Merger or the other transactions contemplated hereby) to arrange any such portion from alternative sources on substantially the same terms and with substantially the same conditions as the portion of the financing that Parent and Purchaser were unable to arrange. Nothing in this Section shall require the Company to enter into any credit agreement, indenture, guarantee or similar agreement related to the Debt Financing (other than by operation of law upon consummation of the Merger) without the consent of the Special Committee.

        (b) Prior to the acceptance for purchase of shares of Company Common Stock properly tendered in the Offer, Mr. Hughes shall, and shall have caused the other persons and entities included within the Continuing Stockholder to, have complied in all material respects with the Equity Commitment.

     6.7 Certain Use of Proceeds. Immediately after the Effective Time, the Surviving Corporation will make the loans to Debtor LLC described on Exhibit B to this Agreement, the form, terms and conditions thereof to be satisfactory to Parent and Mr. Hughes in their sole reasonable discretion.

     6.8  Indemnification, Exculpation And Insurance.

        (a) Parent agrees that all rights to indemnification and exculpation (including the advancement of expenses) from liabilities for acts or omissions occurring at or prior to the Effective Time (including with respect to the transactions contemplated by this Agreement) existing now or at the Effective Time in favor of the current or former directors or officers of Company as provided in the Company Certificate of Incorporation, the Company By-Laws and any indemnification agreements (each as in effect on the date hereof) shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect without amendment, modification or repeal in accordance with their terms; provided, however, that if any claims are asserted or made during the continuance of such terms, all rights to indemnification (and to advancement of expenses) hereunder in respect of any such claims shall continue, without diminution, until disposition of any and all such claims.

        (b) In the event that Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall expressly assume the obligations set forth in this Section 6.8. In the event the Surviving Corporation transfers any material portion of its assets, in a single transaction or in a series of transactions, Parent will either guarantee the indemnification obligations referred to in Section 6.8(a) or take such other action to insure that the ability of the Surviving Corporation, legal and financial, to satisfy such indemnification obligations will not be diminished in any material respect.

        (c) The Surviving Corporation shall (i) maintain for a period of not less than six years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time (the "D&O INSURANCE"), for all persons who are directors or officers of the Company on the date of this Agreement (the "INSURED PARTIES") or (ii) cause to be provided coverage no less advantageous to the Insured Parties than the D&O Insurance, in each case so long as the annual premium therefor would not be in excess of 150% of the last annual premium paid for the D&O Insurance prior to the date of this Agreement (such 150% amount, the "MAXIMUM PREMIUM"). If the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Surviving Corporation will use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium.

        (d) The provisions of this Section 6.8 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

     6.9  Solvency Matters.

        (a) Parent and the Company will jointly agree to retain a mutually satisfactory appraisal firm (the "APPRAISER") to provide a letter to the Special Committee of the Board of Directors of the Company and the Board of Directors of the Parent (the "SOLVENCY LETTER") to the effect that the financing to be provided to Purchaser to effect the Offer and the Merger and the other transactions contemplated hereby will not cause (i) the fair salable value of the Surviving Corporation's assets to be less than the total amount of its existing liabilities and identified contingent liabilities, (ii) the fair salable value of the assets of the Surviving Corporation to be less than the amount that will be required to pay its probable liabilities on its existing debts as they mature, (iii) the Surviving Corporation not to be able to pay its existing debts as they mature or (iv) the Surviving Corporation to have an unreasonably small capital with which to engage in its business.

        (b) The Appraiser will be requested to deliver a Solvency Letter as promptly as practicable. If the Appraiser is unable to deliver the Solvency Letter prior to the acceptance of Shares pursuant to the Offer or the Solvency Letter is not reasonably acceptable to the Special Committee of the Board of Directors of the Company (after reasonable efforts are made to remedy any deficiencies in the Solvency Letter), Parent and Purchaser covenant and agree that they shall not consummate the Offer.

                                  ARTICLE VII

                                   CONDITIONS

     7.1 Conditions to each Party's Obligations to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions:

        (a) Governmental Approvals. Other than the filing of the Articles of Merger in accordance with the NRS, all material Governmental Approvals required to be obtained and all material filings, notices or declarations with or to Governmental Authorities required to be made by the parties and their Subsidiaries, officers, directors and affiliates in order to consummate the Merger shall have been obtained or made, and no such approval shall contain any conditions, limitations or restrictions, other than any deviation from the foregoing that does not have and may not reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect.

        (b) Legal Action; Statutes. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order which is in effect and has the effect of making the Merger or the transactions contemplated hereby illegal or prohibits or imposes material limitations on the ability of Purchaser to consummate the Merger or otherwise prohibiting (directly or indirectly) consummation of the transactions contemplated by this Agreement or prohibits or imposes material limitations on the ability of Parent to own or operate all or a material portion of the Company's and its subsidiaries' businesses or assets, taken as a whole.

        (c) Closing of Tender Offer. Purchaser shall have (i) commenced the Offer pursuant to Article I hereof and (ii) purchased, pursuant to the terms and conditions of such Offer, all shares of the Company Common Stock duly tendered and not withdrawn; provided, however, that neither Parent nor Purchaser shall be entitled to rely on the condition in clause (ii) above if either of them shall have failed to purchase shares of the Company Common Stock pursuant to the Offer in breach of their obligations under this Agreement.

     7.2  [Intentionally deleted]

     7.3 Conditions to Obligations of the Company to Effect the Merger. The obligations of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions, unless waived by the Company:

        (a) Representations and Warranties Accurate. The representations and warranties of the Parent and Purchaser set forth in this Agreement that are qualified as to materiality shall be true and correct, or any such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case at the date of the Agreement and at the date of the Closing (unless a representation speaks as of an earlier date, in which case it shall be true and correct as of such earlier date).

        (b) No Material Breach. Parent and Purchaser shall have performed in all material respects all obligations, and shall have complied in all material respects with any agreement or covenant of Parent and/or Purchaser, to be performed or complied with by either of them under this Agreement, prior to or as of the date of the Closing, and the Company shall have received a certificate signed by a senior officer of the Parent to such effect.

        (c) Parent to Fund Paying Agent. Prior to the Effective Time, Parent shall have deposited with the Paying Agent the funds to which holders of Company Common Stock shall become entitled pursuant to Section 2.1(c) hereof.

        (d) Solvency Letter. The Solvency Letter shall have been delivered to the Special Committee and the Board of Directors of the Company prior to the acceptance of Shares pursuant to the Offer.

        (e) Stockholder Consent. The Stockholder Consent shall remain in full force and effect.

                                  ARTICLE VIII

                                  TERMINATION

     8.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

        (a) By Mutual Consent. By mutual consent of Parent and the Board of Directors of the Company.

        (b) By Any Party. By Parent or Purchaser, or by the Board of Directors of the Company:

           (i) if the Merger shall not have been consummated on or prior to March 31, 2000; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or prior to such date;

           (ii) if a court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; or

           (iii) if the Offer terminates or expires on account of the failure of any condition specified in Exhibit A without Purchaser having purchased any shares of the Company Common Stock thereunder; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(iii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of any Offer Condition.

        (c) By Parent or Purchaser. By Parent or Purchaser:

           (i) if the Board of Directors of the Company or the Special Committee thereof shall have withdrawn, modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of this Agreement, the Offer or the Merger or shall have approved or recommended an Acquisition Proposal; or

           (ii) the Independent Advisor shall have withdrawn, modified or changed in a manner adverse to Parent or Purchaser its opinion as to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger; or

           (iii) if the Company breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained herein (including without limitation the covenants in Article VI), or breaches any of its representations or warranties contained herein, in any material respect, which breach shall not have been cured in the case of a representation or warranty, prior to the Closing or, in the case of a covenant or agreement, within ten (10) days following receipt by the Company of written notice specifying such breach from Parent or Purchaser.

        (d) By the Company. By the Company (acting through the Special Committee): (i) if Parent or Purchaser breaches or fails in any material respect to perform or comply with any of their respective material covenants and agreements contained herein (including without limitation the covenants in Article VI), or breaches any of their respective representations or warranties contained herein, in any material respect, which breach shall not have been cured in the case of a representation or warranty, prior to the Closing or, in the case of a covenant or agreement, within ten (10) days following receipt by Parent of written notice specifying such breach from the Company; or

           (ii) if Purchaser or Parent shall have (A) failed to commence the Offer within five Business Days of the public announcement by Parent and the Company of this Agreement, or (B) failed to pay for Shares pursuant to the Offer in accordance with Section 1.1(a) hereof.

     8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1 above, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of Parent and Purchaser, or either of them, or the Company, or their respective officers, directors or employees, except (a) for fraud, (b) as set forth in this Section
8.2 and in Section 9.1 hereof and (c) nothing herein shall relieve any party from liability for any willful breach hereof.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1 Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, all fees and expenses of the parties' respective financial advisors and legal and accounting advisors, the Independent Advisor and the legal and accounting advisors to the Special Committee) (collectively, "COSTS") shall be paid by the Company, whether or not the Closing occurs; provided, however, that if a Reimbursement Event occurs, Parent, Purchaser and Mr. Hughes shall reimburse the Company for $2 million (or such lesser amount actually incurred) of the Costs incurred by them in connection herewith. A "REIMBURSEMENT EVENT" shall mean a failure to consummate the Offer or the Merger as a result of the Financing Condition to the Offer (as defined in Exhibit A hereto) not being satisfied for any reason, and then only if the non-satisfaction of the Financing Condition is not principally the result of a Company Material Adverse Effect. Notwithstanding anything in this Section 9.1 to the contrary, in the event that this Agreement is terminated pursuant to Section 8.1(d), then Parent, Purchaser and Mr. Hughes shall be responsible fully for the Costs incurred by them. For purposes of determining the Costs incurred by Parent, Purchaser and Mr. Hughes, "Costs" shall include (i) the fees and expenses of DLJ and its legal advisors and (ii) the fees and expenses of legal, tax and accounting advisors to the Company, to the extent that their services were provided to assist Mr. Hughes in the structuring and negotiation of the transactions contemplated by this Agreement.

     9.2  Amendment and Modification. Subject to applicable law and subject to
Section 9.13, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective Boards of Directors at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that after the approval of this Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the form of the Merger Consideration.

     9.3 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive the Effective Time.

     9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon personal delivery, facsimile transmission (which is confirmed), telex or delivery by an overnight express courier service (delivery, postage or freight charges prepaid), or on the fourth day following deposit in the United States mail (if sent by registered or certified mail, return receipt requested, delivery, postage or freight charges prepaid), addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a) if to Parent, Purchaser, Mr. Hughes or the Family Trust, to:

          Mr. Hughes
          c/o Herbalife International, Inc.
          1800 Century Park East
          Los Angeles, CA 90067
          Telecopy No.: (310) 557-3904
          Attention: Mr. Hughes

          with a copy to:

          Irell & Manella LLP
          333 South Hope Street, Suite 3300
          Los Angeles, CA 90071
          Telecopy No.: (213) 229-0516
          Attention: Anthony T. Iler, Esq.

        (b) if to the Company, to:

           The Special Committee of the Board of Directors of Herbalife International, Inc.
           c/o John M. Newell, Esq.
           Latham & Watkins
           633 West Fifth Street
           Los Angeles, CA 90071
           Telecopy No.: (213) 891-8763
           Attention: Messrs. Edward J. Hall and Christopher Miner

            with a copy to:

           Latham & Watkins
           633 West Fifth Street
           Los Angeles, CA 90071
           Telecopy No.: (213) 891-8763
           Attention: Randall C. Bassett, Esq. and John M. Newell, Esq.

     9.5 Definitions; Interpretation. As used in this Agreement, the terms "AFFILIATE(S)" and "ASSOCIATES" shall have the meanings set forth in Rule 12b-2 under the Exchange Act. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule to this Agreement unless otherwise indicated. The words "INCLUDE," "INCLUDES" and "INCLUDING" when used herein shall be deemed in each case to be followed by the words "WITHOUT LIMITATION." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     9.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including without limitation Section 6.1 hereof) in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     9.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     9.8 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein and therein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 6.8, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     9.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     9.10 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Nevada (without giving effect to the principles of conflicts of law thereof).

     9.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to any direct or indirect subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns.

     9.12 Extension; Waiver. Subject to Section 9.13, at any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto or (iii) subject to Section 9.2, waive compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

     9.13 Procedure For Termination, Amendment, Extension Or Waiver. A termination of this Agreement pursuant to Section 8.1, an amendment of this Agreement pursuant to Section 9.2 or an extension or waiver pursuant to Section
9.12 shall, in order to be effective, require in the case of Parent, Purchaser or Company, action by its respective managing member, Board of Directors or the duly authorized designee thereof; provided, however, the affirmative vote of a majority of the members of the Special Committee of the Board of Directors of the Company shall be required in order for the Company or the Board of Directors of the Company to act to (i) amend or terminate this Agreement, (ii) exercise or waive any of Company's rights or remedies under this Agreement, (iii) extend the time for performance of Parent's and Purchaser's respective obligations under this Agreement or (iv) take any action to amend or otherwise modify the Company's Certificate of Incorporation or By-Laws (each as in effect on the date hereof).

     9.14  Guarantee.

        (a) In order to induce the Company to enter into this Agreement and for other valuable consideration, each of Mr. Hughes and the Family Trust, jointly and severally, hereby irrevocably guarantees (as primary obligor and not merely as surety) to the Company and each person who controls the Company within the meaning of the Securities Act or the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise (each of such persons, a "BENEFICIARY") (i) the accuracy of the representations and warranties of Parent and Purchaser contained in Article IV hereof and (ii) the performance by Parent and Purchaser of the covenants and agreements contained in this Agreement.

        (b) The obligations of Mr. Hughes and the Family Trust under this
Section 9.14 shall be unconditional, irrespective of the validity or enforceability of any other provision of this Agreement.

        (c) The obligations of Mr. Hughes and the Family Trust under this
Section 9.14 constitute guarantees of performance and of payment, and not merely guarantees of collection, and shall remain in full force and effect until all obligations of and all amounts payable by Parent and Purchaser in respect of the matters (the "GUARANTEED MATTERS") that are the subject of the obligations of Mr. Hughes and the Family Trust under this Section
9.14 of this Agreement have been validly, finally and irrevocably performed or paid in full, as the case may be, and shall not be affected in any way by the absence of any action to obtain such performance or amounts, as the case may be, from Parent or Purchaser hereunder or of any security from time to time therefor. Each of Mr. Hughes and the Family Trust hereby waives all requirements as to promptness, diligence, presentment, demand for payment, protest and notice of any kind with respect to his or its obligations under this Section 9.14. Each of Mr. Hughes and the Family Trust hereby agrees, jointly and severally, that action may be taken directly against such person under this Section 9.14 without any action being taken against Parent or Purchaser.

        (d) The obligations of Mr. Hughes and the Family Trust under this
Section 9.14 shall not be affected by any change in applicable laws, rules or regulations or by any present or future action of any governmental authority or court amending, varying, reducing or otherwise affecting or purporting to amend, vary, reduce or otherwise affect any of the obligations of Parent or Purchaser under this Agreement or by any other circumstance (other than by complete, irrevocable performance or payment) that might otherwise constitute a legal or equitable discharge or defense of a surety or a guarantor. If Parent or Purchaser merges or consolidates with or into another entity, loses its separate legal identity or ceases to exist, Mr. Hughes and the Family Trust shall nonetheless continue to be liable for the performance of all obligations or the payment of all amounts, as the case may be, that would have been due or payable, as the case may be, by Parent or Purchaser in respect of the Guaranteed Matters.

        (e) The obligations of Mr. Hughes and the Family Trust under this
Section 9.14 shall remain in full force and effect or shall be reinstated (as the case may be) if at any time any obligation or payment of Parent or Purchaser in respect of the Guaranteed Matters, in whole or in part, is rescinded or must otherwise be returned by a Beneficiary upon the insolvency, bankruptcy or reorganization of Parent or Purchaser or otherwise, all as though such performance or payment, as the case may be, had not been made.

        (f) If at any time when any obligation of, or any amount payable by Parent or Purchaser in respect of, the Guaranteed Matters is overdue and unperformed or unpaid, as the case may be, Mr. Hughes and the Family Trust receives any amount as a result of any action against Parent or Purchaser or any of its property or assets or otherwise for or on account of any payment made by Mr. Hughes and the Family Trust pursuant to this Section 9.14, Mr. Hughes or the Family Trust, as the case may be, shall forthwith pay such amount received by it to the Beneficiaries, without demand, to be credited and applied toward any such amount payable by Parent or Purchaser.

        (g) The guarantee agreements set forth in this Agreement shall be in addition to any liability which Parent, Purchaser, Mr. Hughes or the Family Trust may otherwise have.

     9.15 Announcements. Neither the Company, Parent nor Purchaser shall make any public announcement of the terms or existence of this Agreement without the consent of the other parties hereto, unless required by law.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Parent, Purchaser, Mr. Hughes, the Family Trust and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

HERBALIFE INTERNATIONAL, INC.:                     MH MILLENNIUM HOLDINGS LLC:

          By: /s/ MICHAEL E. ROSEN                             By: /s/ MARK HUGHES
--------------------------------------------       --------------------------------------------
                                                                   Mark Hughes
           Name: Michael E. Rosen
--------------------------------------------

Title: Executive Vice President                    Title: Managing Member
      and Chief Executive Corporate
      Marketing and Corporate Development

                                                   MH MILLENNIUM ACQUISITION CORP.:

                                                               By: /s/ MARK HUGHES
                                                   --------------------------------------------
                                                                   Mark Hughes

                                                   Title: President

                                                                  MARK HUGHES*:
                                                                 /s/ MARK HUGHES
                                                   --------------------------------------------

                                                   THE MARK HUGHES FAMILY TRUST**:

                                                               By: /s/ MARK HUGHES
                                                   --------------------------------------------
                                                                   Mark Hughes

                                                   Title: Sole Trustee

---------------
 * Signing only with respect to Sections 1.7(b), 6.6 and Section 9.14.

** Signing only with respect to Section 9.14.

                                   EXHIBIT A

                            CONDITIONS OF THE OFFER

     Notwithstanding any other term of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless the number of Shares tendered and not withdrawn shall equal more than 50% of each class of the Company Common Stock outstanding on the date hereof excluding Company Common Stock owned by the Continuing Stockholder (the "MINIMUM CONDITION") prior to the date which is 20 Business Days following the commencement of the Offer in accordance with the terms hereof or such later date as the Offer may be extended as provided in Section 1.1(a) of the Agreement or by an amendment to this Agreement in accordance with the provisions of Section
9.13. Furthermore, notwithstanding any other term of the Offer, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer, subject to the terms and conditions of the Agreement and Purchaser's obligation to extend the Offer pursuant to Section 1.1(a), if, at any time on or after the date of this Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

        (a) any material Governmental Approvals required to be obtained or any material filings, notices or declarations with or to Governmental Authorities required to be made by the parties or their Subsidiaries, officers, directors and affiliates in order to consummate the Offer, shall fail to have been obtained or made, or if obtained or made, any such approval does or would contain any conditions, limitations or restrictions that have or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect;

        (b) a Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order which is in effect and has the effect of making the acquisition of Shares by Purchaser, the Offer, the Merger or the other transactions contemplated by the Agreement illegal or prohibits or imposes material limitations on the ability of Purchaser to consummate the Offer, the Merger or the acquisition of the Shares or otherwise prohibits(directly or indirectly) consummation of the transactions contemplated by the Agreement or prohibits or imposes material limitations on the ability of Parent to own or operate all or a material portion of the Company's and its subsidiaries' businesses or assets, taken as a whole;

        (c) any of the representations and warranties of the Company set forth in the Agreement that are qualified as to materiality shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case at the date of the Agreement and at the scheduled or extended expiration of the Offer (unless a representation speaks as of an earlier date, in which case if any such representation is not true and correct as of such earlier date), which breaches have not been cured within 10 Business Days after the giving of written notice to the Company;

        (d) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under this Agreement, which breaches have not been cured within 10 Business Days after the giving of written notice to the Company; or

        (e) this Agreement shall have been terminated in accordance with its terms;

        (f) Parent, Purchaser and/or one or more of their respective subsidiaries shall not have obtained the Debt Financing, on terms and conditions satisfactory in form and substance to Parent and Purchaser in their sole reasonable discretion (including the availability of funds for the loans referred to in Section 6.7 of the Agreement, which loans shall be permitted to be made immediately after the Effective Time) in amounts that, together with cash and cash equivalents of the Company as of the Effective Date, is sufficient to satisfy the Uses of Funds (the "FINANCING CONDITION");

        (g) the number of shares of Company Common Stock as to which the holders thereof have properly exercised, or reasonably appear to have properly exercised, dissenters' rights, if any, with respect to the Merger exceed three percent (3%) of the total number of shares of Company Common Stock outstanding as of the date of the Agreement, which, in the reasonable judgment of Parent or Purchaser in any such case, and regardless of the circumstances (including any action or omission by Parent or Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payments therefor.

     The foregoing conditions in paragraphs (a) through (g) are for the sole benefit of Purchaser and Parent and may, subject to the terms of this Agreement and except for the Minimum Condition, be waived by Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Terms used herein but not defined herein shall have the meanings assigned to such terms in the Agreement of which this Exhibit A is a part.

                                   EXHIBIT B

                              LOANS TO MR. HUGHES

     Immediately after the Closing of the Merger, the Company will make two loans in the aggregate amount of approximately $214.25 million, comprised of a loan in the aggregate amount of approximately $125 million ("Loan A") and a loan in the aggregate amount of approximately $89.25 million ("Loan B" and, together with Loan A, the "Loans") to Debtor LLC. The Loans will have a stated maturity of seven years, will bear interest at a commercially reasonable rate (for loans of similar nature and with similar terms) per annum, and will call for annual interest-only payments until maturity, at which time the principal balance and all accrued and unpaid interest will be due.

     Debtor LLC will use the proceeds from Loan B to fund the required posting of alternative collateral to secure the obligations of Mr. Hughes and related entities under the forward purchase agreements with DECS Trust III. Repayment of Loan B will not be secured; it will, however, be guaranteed as to repayment by Mr. Hughes (the "Loan B Guarantee"). The proceeds of Loan A will be retained by Debtor LLC and invested, and such proceeds and investments (collectively, the "Collateral") will be pledged by Debtor LLC to secure that Loan. The Company will pledge Loan A and the related Collateral to the bank anticipated to be the lender to Purchaser (and, after the Merger, to the Company) under senior bank financing constituting a portion of the Debt Financing. The secured note evidencing and securing Loan A will serve as security for Purchaser's (and, after the Merger, the Company's) obligations under such senior bank financing. Initially, the value of the Collateral is expected to be approximately $125 million. Other than the Collateral, the only assets of Debtor LLC will consist of substantially all of the outstanding shares of the Company's capital stock (other than a small number of voting shares to be held by Parent); however, under the terms of the agreements governing the Loans (the "Loan Agreements"), there will be no restriction on the ability of Debtor LLC to make a distribution of the Company capital stock at any time.

     The terms of the Loan Agreements and the pledge of the Collateral may impose restrictions on investments that Debtor LLC may make utilizing funds constituting all of the Collateral. In particular, it is anticipated that Debtor LLC would only be permitted to invest in investment grade government securities. Provided only that Debtor LLC is not in default in making interest payments on the Loans, and that the Company is not in default under the Debt Financing, investment earnings on the Collateral will be released from the Collateral pledge and are expected to be distributed by Debtor LLC to Mr. Hughes. Consequently, provided no default is occurring on the Loans or on the Debt Financing, investment earnings on the Collateral will not provide additional security for the Loans. If the value of the investment portfolio constituting all or a portion of the Collateral declines in value, there is no obligation on the part of Debtor LLC or any other person or entity to post additional security to restore the value of the Collateral to its initial value or any other amount, and such a decline in value would not affect the treatment of investment earnings derived from the Collateral. Such earnings would still be released from the Collateral pledge (provided, however, that Debtor LLC was not in default in interest payments on the Loans and the Company is not in default under the Debt Financing) and available for distribution to Mr. Hughes.

     Commencing not earlier than three years following the Closing, if certain financial covenant criteria contained in the Debt Financing are satisfied, Mr. Hughes and the Company contemplate causing the Company to redeem the capital stock held by Debtor LLC (which may, at the Company's election, be recapitalized into preferred stock), or otherwise make payments to the LLC, in order to permit Debtor LLC to repay the principal of the Loans, although Mr. Hughes may cause Debtor LLC to satisfy the Loans in another fashion that does not require any payment by the Company. The covenants restricting these actions will be negotiated in arms lengths transactions, in good faith, with the lenders providing the Debt Financing. Following the redemption of the capital stock held by Debtor (or such other payments), the Collateral will be released from the pledge and will thereby cease to act as security for the senior bank facility. In addition, repayment of the Loans in the foregoing manner will have the effect of extinguishing the Loan B Guarantee.

     The Company intends to make distributions on its capital stock (or preferred stock, if the common stock held by Debtor LLC is recapitalized) in an amount approximately equal to the aggregate required interest payments on the Loans. Under the Loan Agreements and Debt Financing, such distributions would be permissible at any time (provided, however, that corresponding interest payments are made on the Loans substantially contemporaneously by Debtor LLC to the Company), regardless of whether the Company could then make a restricted payment pursuant to the restricted payments covenant included in the Debt Financing, and regardless of the general prohibition on such payments included in the Debt Financing. However, such distributions could not be made during the existence of a default or event of default under the Debt Financing.

                                                                         ANNEX B

                           [BEAR, STEARNS & CO. INC.]

September 13, 1999

The Special Committee of the Board of Directors
Herbalife International, Inc.
1800 Century Park East
Los Angeles, CA 90067

Gentlemen:

     We understand that Herbalife International, Inc. ("Herbalife") and one or more entities directly or indirectly controlled by Mark Hughes (the "Principal Shareholder") propose to enter into a merger agreement dated September 13, 1999, (the "Agreement") pursuant to which all outstanding shares of Class A and Class B common stock of Herbalife other than those already owned by the Principal Shareholder will receive $17.00 per share in cash (the "Consideration to be Received") by means of a tender offer (the "Tender Offer") followed by a subsequent merger (the "Merger"). The Agreement also provides for the cashing out of each outstanding option to acquire Herbalife common stock (other than those held by the Principal Shareholder) at a price equal to $17.00 per share less the applicable exercise price of such option. Further, the Agreement calls for Herbalife to make certain loans (which may be forgiven under certain circumstances) to the Principal Shareholder in the aggregate amount of approximately $215 million (such series of transactions herein collectively referred to as the "Transaction"). You have provided us with a copy of the Agreement in substantially final form. We note that although the Principal Shareholder controls a majority of the Class A and Class B common stock, the Agreement provides for a condition to the Transaction that requires holders of at least a majority of the outstanding shares of each class of Herbalife common stock not owned by the Principal Shareholder to tender such shares in the Tender Offer. The Agreement also provides for the right for holders of Class A and Class B common stock to dissent and receive appraised value for their shares.

     You have asked us to render our opinion as to whether the Consideration to be Received is fair, from a financial point of view, to the shareholders of Herbalife, excluding the Principal Shareholder.

     In the course of performing our review and analyses for rendering this opinion, we have:

     - reviewed the Agreement;

     - reviewed Herbalife's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1996 through 1998, and its Quarterly Reports on Form 10-Q for the periods ended March 31, 1999 and June 30, 1999;

     - reviewed certain operating and financial information, including projections, provided to us by management relating to Herbalife's business and prospects;

     - met with certain members of Herbalife's senior management to discuss Herbalife's business, operations, historical and projected financial statements and future prospects;

     - reviewed the historical prices, valuation parameters and trading volumes of the Class A and Class B common stock of Herbalife;

     - reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to Herbalife;

     - reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Herbalife;

     - performed discounted cash flow analyses based on the projections for Herbalife furnished to us; and

     - conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

The Special Committee of the Board of Directors of
Herbalife International, Inc.
Page 2

     We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections provided to us by Herbalife. With respect to Herbalife's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Herbalife as to the expected future performance of Herbalife. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior management of Herbalife that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Herbalife, nor have we been furnished with any such appraisals.

     We note that the Principal Shareholder owns a majority of the shares of Class A and Class B common stock of Herbalife. We also note that the Principal Shareholder has represented to us and to the Special Committee of the Board of Directors of Herbalife (the "Special Committee") that he has no intention of selling any of his holdings of Herbalife common stock. Accordingly, we have not solicited, nor were we asked to solicit, third party acquisition interest in Herbalife. We have assumed that the representations and warranties made in the Agreement are true and that the Transaction (including the Merger) will be completed in accordance with the terms of the Agreement. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

     We have acted as a financial advisor to the Special Committee in connection with the Transaction and have received a fee for such services. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of Herbalife for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is intended for the benefit and use of the Special Committee and does not constitute a recommendation to the Special Committee or any holders of Herbalife common stock as to whether to tender their shares in the Tender Offer or how to vote in connection with the Merger. This opinion does not address Herbalife's underlying business decision to pursue the Transaction. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any tender offer document or proxy statement to be distributed to the holders of Herbalife common stock in connection with the Transaction.

     Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the shareholders of Herbalife, excluding the Principal Shareholder.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:      /s/ DAVIES B. BELLER

    ----------------------------------
             Davies B. Beller
         Senior Managing Director

                                                                         ANNEX C

    TEXT OF SECTIONS 92A.300 THROUGH 92A.500 OF THE NEVADA REVISED STATUTES

     NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

     NRS 92A.305 "Beneficial stockholder" defined. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

     NRS 92A.310 "Corporate action" defined. "Corporate action" means the action of a domestic corporation.

     NRS 92A.315 "Dissenter" defined. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

     NRS 92A.320 "Fair value" defined. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     NRS 92A.325 "Stockholder" defined. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.

     NRS 92A.330 "Stockholder of record" defined. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

     NRS 92A.335 "Subject corporation" defined. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

     NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

     NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity. NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

     NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

     1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

     2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

     NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

          1. Except as otherwise provided in NRS 92A.370 and 92A.390, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

             (a) Consummation of a plan of merger to which the domestic corporation is a party:

                (1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation and he is entitled to vote on the merger; or

                (2) If the domestic corporation is a subsidiary and is merged with its parent under NRS 92A.180.

             (b) Consummation of a plan of exchange to which the domestic corporation is a party as the corporation whose subject owner's interests will be acquired, if he is entitled to vote on the plan.

             (c) Any corporate action taken pursuant to a vote of the stockholders to the event that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

          2. A stockholder who is entitled to dissent and obtain payment under NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

     NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

          1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

             (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

             (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

                (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

                    (I) The surviving or acquiring entity; or

                    (II) Any other entity which, at the effective date of the
               plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

                (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

          2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

     NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

          1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

          2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

             (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

             (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

     NRS 92A.410 Notification of stockholders regarding right of dissent.

          1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

          2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

     NRS 92A.420 Prerequisites to demand for payment for shares.

          1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

             (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

             (b) Must not vote his shares in favor of the proposed action.

          2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

     NRS 92A.430 Dissenter's notice: Delivery to stockholders entitled to assert rights; contents.

          1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

          2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

             (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

             (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

             (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

             (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

             (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

     NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

          1. A stockholder to whom a dissenter's notice is sent must:

             (a) Demand payment;

             (b) Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

             (c) Deposit his certificates, if any, in accordance with the terms of the notice.

          2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

          3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.

     NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

          1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

          2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

     NRS 92A.460 Payment for shares: General requirements.

          1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

             (a) Of the county where the corporation's registered office is located; or

             (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

          2. The payment must be accompanied by:

             (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

             (b) A statement of the subject corporation's estimate of the fair value of the shares;

             (c) An explanation of how the interest was calculated;

             (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and

             (e) A copy of NRS 92A.300 to 92A.500, inclusive.

     NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter's notice.

          1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

          2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.

     NRS 92A.480 Dissenter's estimate of fair value: Notification of subject corporation; demand for payment of estimate.

          1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

          2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

     NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

          1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

          2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

          3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

          4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

          5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

             (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

             (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

     NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

          1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

          2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

             (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

             (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

          3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

          4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

          5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

     Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or the stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                        U.S. STOCK TRANSFER CORPORATION

 By Registered or Certified       Facsimile Transmission:           By Hand or Overnight
            Mail:                                                         Delivery:
                                (for Eligible Institutions
     U.S. Stock Transfer                   Only)                     U.S. Stock Transfer
         Corporation                                                     Corporation
     1745 Gardena Avenue               818-502-1737                  1745 Gardena Avenue
     Glendale, CA 91204                                              Glendale, CA 91204
    Attn: Reorganization                                            Attn: Reorganization
         Department                                                      Department

                                For Confirmation Telephone:
                                       818-502-1404

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                                77 Water Street
                         New York, New York 10005-4495

             Banks and Brokerage Firms Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 928-0153

                      The Dealer Manager for the Offer is:

                          DONALDSON, LUFKIN & JENRETTE
                            2121 Avenue of the Stars
                         Los Angeles, California 90067
                         (310) 282-7667 (call collect)